As filed with the Securities and Exchange Commission on June 9, 2009

Registration No. 333-158525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOMETOWN BANKSHARES CORPORATION

(Exact name of registrant as specified in its charter)

VIRGINIA	6022	26-4549960
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

202 South Jefferson Street

Roanoke, Virginia 24011

(540) 345-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Susan K. Still

President and Chief Executive Officer

HomeTown Bankshares Corporation

202 South Jefferson Street

Roanoke, Virginia 24011

(540) 278-1705

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Douglas W. Densmore, Esq.

Gentry Locke Rakes & Moore, LLP

P.O. Box 40013

Roanoke, Virginia 24022

(540) 983-9399

Approximate date of commencement of the proposed sale to the public:

No sales of shares are contemplated as part of the Plan and Agreement of Share Exchange which will be adopted by the HomeTown Bank stockholders at the Annual Meeting to be held on July 23, 2009. It is requested that this registration statement be declared effective no later than June 12, 2009 to permit time for printing, mailing and solicitation of stockholders.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☐        Smaller reporting company  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share/unit (2)	Proposed maximum aggregate offering price (2)	Registration fee (2)
Common Stock, $5.00 par value	2,939,400	$8.28	$24,338,232	$1,358.07

(1)	Represents the maximum number of shares of common stock that are proposed to be issued to the stockholders of HomeTown Bank.

(2)	The maximum aggregate offering price has been estimated pursuant to Rule 457(f)(2) solely for purposes of calculating the registration fee based on the book value of HomeTown Bank’s common stock as of March 31, 2009, the last date from which the Bank has information available. Bank shares are not listed or traded on any national securities exchanges.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

HOMETOWN BANKSHARES CORPORATION

Title and Amount of Securities:

Common Stock, par value $5.00; 2,939,400 shares of common stock to be issued to HomeTown Bank stockholders in connection with this registration.

Offering price: $8.28

Market for Securities: There is no established public trading market for the HomeTown Bank shares. HomeTown Bank has only one class of common stock (par value of $5 per share). There is no active trading market for the shares and very few trades in HomeTown Bank’s shares occur.

Risk Factors: This document gives you detailed information about the annual meeting and the proposed share exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 12 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR HOMETOWN BANK COMMON STOCK FOR HOMETOWN BANKSHARES CORPORATION COMMON STOCK.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JUNE     , 2009.

HOMETOWN BANK

202 S. Jefferson Street, P. O. Box 271

Roanoke, Virginia 24002

(540) 345-6000

June     , 2009

Dear Stockholders:

You are cordially invited to attend the annual meeting of stockholders of HomeTown Bank (the “Bank”) to be held at 2:00 p.m. on Thursday, July 23, 2009, in the Theatre (First Floor) of the Taubman Museum of Art, located at 110 Salem Avenue, S.E., Roanoke, Virginia 24011.

At this meeting, you will be asked to vote on a Plan and Agreement of Share Exchange to form a holding company for the Bank. You will also be asked to approve provisions in the Articles of Incorporation for the holding company that are materially different from the Bank’s. If the reorganization is approved at the meeting, HomeTown Bankshares Corporation will become the holding company for the Bank. Each of the provisions of the holding company’s Articles of Incorporation must be approved in order to be effective after the reorganization if the reorganization is approved. Each existing share of the Bank’s common stock will be converted into an equal interest in the new holding company. You will also be asked to vote on: (i) a proposal to postpone the meeting, if we believe additional time is necessary to obtain approval of enough shares to complete the reorganization; and (ii) election of directors for the Bank for the coming year.

The financial services industry is changing rapidly in Virginia and throughout our nation. With the current economic crisis, the federal government’s reactions, and with the further erosion of historical distinctions between different types of financial institutions and other financial service providers, community banks like ours are subject to more aggressive competition. While we expected to form a holding company at some point in the future for the greater flexibility and strategic opportunities it provides, we are proposing to do this now to obtain those benefits sooner in this unprecedented and rapidly changing environment for financial institutions.

In addition, forming the holding company will facilitate our participation in the Capital Purchase Program established by the U.S. Department of the Treasury under the Emergency Economic Stabilization Act of 2008. Please review the discussion of the Treasury program beginning on page 6 of the attached proxy statement.

The board of directors has considered and unanimously approved the formation of HomeTown Bankshares Corporation as being in the best interest of the Bank and its stockholders. The formation of the holding company has been approved by both the Federal Reserve and the Virginia Bureau of Financial Institutions. The final step is stockholder approval. The Bank’s board of directors recommends that stockholders vote FOR the Plan, approving the establishment of the holding company.

The accompanying proxy statement and related proxy materials provide detailed information concerning the proposed transaction to establish a holding company. We encourage you to carefully review these materials before completing the enclosed proxy card.

This document gives you detailed information about the annual meeting and the proposed share exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 12 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR HOMETOWN BANK COMMON STOCK FOR HOMETOWN BANKSHARES CORPORATION COMMON STOCK.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The affirmative vote of more than two-thirds of the Bank’s outstanding common stock is required to approve the reorganization. Not returning a proxy card, not voting in person at the annual meeting or abstaining from voting will have the same effect as voting against the reorganization.

Sincerely yours,

William R. Rakes	Susan K. Still
Chairman of the Board	President and CEO

HOMETOWN BANK

202 S. Jefferson Street, P. O. Box 271

Roanoke, Virginia 24002

(540) 345-6000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON THURSDAY, JULY 23, 2009

To the Stockholders of HomeTown Bank:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of HomeTown Bank (“Bank”) will be held at 2:00 p.m. on Thursday, July 23, 2009, in the Theatre (First Floor) of the Taubman Museum of Art, located at 110 Salem Avenue, S.E., Roanoke, Virginia 24011, for the following purposes:

(1) To consider a proposal to approve the reorganization of the Bank into a bank holding company form of ownership by approving a plan and agreement of share exchange, through which

•	The Bank will become a subsidiary of a newly formed bank holding company called HomeTown Bankshares Corporation; and

•	Each outstanding share of the Bank’s common stock will be converted into one share of common stock of the holding company.

(2) To consider a provision in the Company’s Articles of Incorporation which authorizes the issuance of one or more series of preferred stock from time to time.

(3) To consider a provision in the Company’s Articles of Incorporation which permits the number of Company directors to be fixed in the manner provided by the Company’s bylaws without a minimum or maximum number.

(4) To consider a provision in the Company’s Articles of Incorporation which divides the Company’s board of directors into 3 classes with staggered three year terms.

(5) To consider a provision in the Company’s Articles of Incorporation which permits one or more Company directors to be removed, with or without cause, by a vote of at least two-thirds of all Company common shares outstanding.

(6) To consider a provision in the Company’s Articles of Incorporation which permits certain fundamental transactions like amendments to the Articles of Incorporation, mergers, share exchanges, dissolution or the sale of all or substantially all of the assets to be approved by a majority of all Company common shares outstanding, if the transaction was approved by at least two-thirds of the directors.

(7) To consider a proposal to allow the Chairman of the meeting to adjourn the meeting to a later date and continue to solicit stockholders if he believes that there are insufficient votes to approve the reorganization;

(8) To elect sixteen (16) directors of the Bank for the ensuing year or until their replacements are qualified and approved; and

(9) To transact any other business that properly comes before the annual meeting or any adjournment of the meeting.

If you held shares of the Bank’s common stock at the close of business on May 15, 2009, you are entitled to notice of the annual meeting and to vote on all matters that properly come before the meeting, including the reorganization.

It is important that your shares be represented at the annual meeting regardless of the number you own. Even if you plan to be present at the annual meeting, we urge you to complete, sign, date and return your proxy card promptly in the envelope provided. If you attend this meeting you may vote in person or by your proxy. Any proxy given may be revoked by you in writing or in person at any time prior to the time it is exercised as described in the accompanying proxy statement/prospectus.

By Order of the Board of Directors

William C. Moses
Corporate Secretary

Roanoke, Virginia

June     , 2009

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates certain business and financial information about HomeTown Bank and HomeTown Bankshares Corporation from other documents filed with the various regulatory authorities that is not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon oral or written request to:

HomeTown Bankshares Corporation

202 South Jefferson Street

Roanoke, Virginia 24011

(540) 345-6000

ATTN: William C. Moses, Corporate Secretary

If you would like to request any documents, please do so by July     , 2009 in order to receive them before the annual shareholder meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR

THE SHAREHOLDER MEETING TO BE HELD ON JULY 23, 2009

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to assess and review all the important information contained in the proxy materials before voting.

The proxy materials enclosed with this notice are available at www.hometownbankva.com.

Pursuant to Rule 14a-16 of the Securities Exchange Act of 1934, we have adopted the “full set delivery” option and, accordingly, this notice accompanies a full set of proxy materials for the HomeTown Bank 2009 Annual Meeting, including the 2008 annual report, proxy statement and appendices and exhibits listed therein, and a proxy card. If you want to receive additional paper or e-mail copies of these documents, you must request one. There is no charge to you for requesting copies. Please make your request for a copy as instructed below on or before July     , 2009 to facilitate timely delivery.

2009 ANNUAL SHAREHOLDER MEETING

DATE:	THURSDAY, JULY 23, 2009

TIME:	2:00 P. M.

PLACE:	THE THEATRE (FIRST FLOOR) TAUBMAN MUSEUM OF ART 110 SALEM AVENUE, S.E. ROANOKE, VIRGINIA 24011

VOTING MATTERS

The following items are to be voted upon at the 2009 Annual Stockholders Meeting:

(1) To consider a proposal to approve the reorganization of HomeTown Bank (the “Bank”) into a bank holding company form of ownership by approving a plan and agreement of share exchange, through which

•	The Bank will become a subsidiary of a newly formed bank holding company called HomeTown Bankshares Corporation; and

•	Each outstanding share of the Bank’s common stock will be converted into one share of common stock of the holding company.

(2) To consider a provision in the Company’s Articles of Incorporation which permits the Company to issue preferred stock from time to time.

(3) To consider a provision in the Company’s Articles of Incorporation which permits the number of Company directors to be fixed in the manner provided by the Company’s bylaws without a minimum or maximum number.

(4) To consider a provision in the Company’s Articles of Incorporation which divides the Company’s board of directors into three classes with staggered three year terms.

v

(5) To consider a provision in the Company’s Articles of Incorporation which permits one or more Company directors to be removed, with or without cause, by a vote of at least two-thirds of all Company common shares outstanding.

(6) To consider a provision in the Company’s Articles of Incorporation which permits certain fundamental transactions like amendments to the Articles of Incorporation, mergers, share exchanges, dissolution or the sale of all or substantially all of the assets to be approved by a majority of all company common shares outstanding, if the transaction was approved by at least two-thirds of the directors.

(7) To consider a proposal to allow the Chairman of the meeting to adjourn the meeting to a later date and continue to solicit stockholders if he believes that there are insufficient votes to approve the reorganization;

(8) To elect sixteen (16) directors of the Bank for the ensuing year or until their replacements are qualified and approved; and

(9) To transact any other business that properly comes before the annual meeting or any adjournment of the meeting.

ATTENDING THE SHAREHOLDER MEETING AND VOTING

Stockholders of record as of the close of business on May 15, 2009, will be entitled to vote their shares at the Annual Meeting. Your Proxy Card(s) will state the number of shares held under each of your accounts. Your vote is very important. If you are the record holder of your shares, you may vote either by mail or in person at the meeting.

If you require directions to attend the Annual Meeting in person, please contact the Bank using the contact information listed below.

CONTACT HOMETOWN BANK

Please contact HomeTown Bank through the telephone numbers, E-mail or address below to make the following requests:

•	If you wish to receive additional copies of these reports;

•	If you need to change or correct your name, address or other information;

•	You have any questions regarding the receipt of Proxy Materials, voting or the Annual Shareholder Meeting.

Internet	E-mail

www.hometownbankva.com	information@hometownbankva.com

Telephone	U. S. Mail

(540) 345-6000	202 South Jefferson Street, S.E.
Roanoke, Virginia 24011

THIS PROXY STATEMENT/PROSPECTUS IS BEING MAILED TO STOCKHOLDERS ON OR ABOUT                    , 2009. THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS                     , 2009.

SUMMARY

QUESTIONS AND ANSWERS ABOUT THE HOLDING COMPANY FORMATION

The following questions and answers were written to help you understand the reorganization proposal. The remainder of the proxy statement and attached exhibits contain more detailed information. Before you vote, you should give careful consideration to all of the information contained in or incorporated by reference into this document.

The Annual Meeting

When and where is the Annual Meeting?

The annual meeting (the “Meeting”) of stockholders will be held at 2:00 p.m. on Thursday, July 23, 2009, in the Theatre (First Floor) of the Taubman Museum of Art, located at 110 Salem Avenue, S.E., Roanoke, Virginia 24011.

What will we vote on at the Annual Meeting?

You will be asked to vote on the proposed reorganization by which HomeTown Bankshares Corporation will become the holding company for HomeTown Bank (the “Bank”) and you will become a common stockholder in HomeTown Bankshares Corporation (the “Company”) instead of the Bank. You will be asked to approve certain provisions in the Company’s Articles of Incorporation which, if approved, will be effective for the reorganization if it is also approved. Also, you will be asked to vote on a proposal that allows the Meeting chairman to postpone the Meeting if he believes we do not have enough votes to approve the reorganization. You will also be asked to vote on the election of directors of the Bank, as we do every annual meeting. Finally, you will vote on any other business as may properly come before the Meeting or any adjournment of the Meeting. You will not vote this year on the directors of the Company. At next year’s annual meeting you will vote on them if the reorganization is approved.

Who is Eligible to Vote?

If you held Bank common stock at the close of business on May 15, 2009 you are entitled to vote at the Meeting. You may cast one vote for each share of common stock you held then on each matter properly presented at the meeting.

How do I vote?

Please read the entire proxy statement and consider the matters carefully. Then complete the enclosed proxy form and mail it to the Bank in the enclosed return envelope. That proxy will instruct the persons named on the form how to vote your shares at the Meeting. You also may attend the Meeting in person and vote, even if you submit a proxy.

If you wish to change your proxy vote, you may do so by attending the Meeting and notifying the registrar before the Meeting begins, or submitting a proxy bearing a later date. The board of directors recommends that you vote FOR the reorganization, FOR each of the provisions of the Company’s Articles of Incorporation, FOR the directors nominated and FOR the proposal to allow postponement of the Meeting.

What vote is required on each matter considered?

Under the Bank’s articles of incorporation and bylaws, any stockholder approval must involve at least a quorum of all shares held, which is a majority of shares outstanding. If we have a quorum:

•	More than two-thirds of the outstanding shares of our common stock must approve the reorganization;

•

A majority of the shares represented at the Meeting must approve each of the provisions of the Company’s Articles of Incorporation set out in the Notice and any adjournment or other matters that may come before the Meeting.

•	The board sets the number of directors, and that number of nominees receiving the most votes are elected.

The reorganization will be effective even if all, some, or none of the provisions in the Company’s Articles of Incorporation set out in the meeting Notice are similarly approved. On the other hand if the reorganization is not approved, the Company’s Articles of Incorporation will remain the same regardless of whether all, some or none of them are separately approved because you will not become stockholders in the Company.

What percentage of outstanding shares are controlled by management?

On May 15, 2009, the Bank’s directors and named executive officers, and their affiliates, held 20.42% of the Bank’s outstanding common stock. This represented 16.8% of the affirmative votes needed to approve the reorganization. We expect that all of these shares will be voted in favor of all the proposals submitted to stockholders.

The Reorganization

What is being proposed?

We are proposing that the Bank be reorganized into a holding company structure, with each stockholder of the Bank receiving the same interest in the holding company that he or she now has in the Bank, and the Bank becoming a wholly-owned subsidiary of the holding company. As part of this we are requesting you approve certain provisions in the Articles of Incorporation of the Company which are materially different from the comparable provisions governing the Bank.

Where will the new company be located?

The Company will be located at the same location that the Bank now is located, 202 South Jefferson Street, Roanoke, Virginia 24011. The telephone number of the Company and the Bank will be (540) 345-6000, and our website will be www.hometownbankva.com.

Who are the parties to the reorganization, and what is the structure?

Two parties will engage in the reorganization:

HomeTown Bank and HomeTown Bankshares Corporation, a wholly owned subsidiary of the Bank formed to serve as the bank holding company after the reorganization (the “Company”).

In the reorganization, the Bank will become the wholly owned subsidiary of the Company through a share exchange in which all of the capital stock of the Bank, namely your shares of Bank common stock, will be acquired from you by the Company in exchange for an equal number of shares of the Company common stock which you will receive. For more information, please see the section of this proxy statement/prospectus captioned “Item I. Proposed Reorganization into a Bank Holding Company — Description of the Proposed Reorganization” on page 50.

Will the reorganization change my ownership interest?

Immediately after the reorganization takes place, and assuming there are no dissenters: (1) the Company will have outstanding the same number of shares of common stock that the Bank had issued and outstanding immediately prior to the reorganization; and (2) you and the other stockholders will hold the same number of shares of the Company common stock that were held in the Bank immediately prior to the reorganization.

Will the reorganization change my rights as a stockholder?

Your rights as a stockholder of the Bank are governed generally by the Virginia Bank Act, a state statute, and the Articles of Incorporation and Bylaws of the Bank. Following the reorganization, your rights as a stockholder of the Company will be governed by Virginia corporate law and the articles of incorporation and bylaws of the Company. These changes in applicable law, articles of incorporation and bylaws, will cause some changes in your stockholder rights. The Company’s Articles of Incorporation have some provisions that are materially different from the Bank’s and you must approve these provisions specifically if they are to be effective after the reorganization. The following list highlights these and other principal changes in your rights as a result of the reorganization:

•

The Company is authorized to issue up 15,000,000 shares, of which 10,000,000 shares shall be shares of common stock, par value $5.00 per share, and 5,000,000 shares shall be shares of preferred stock, no par value per share, while the Bank is currently authorized to issue only 10,000,000 shares of common stock.

•

Subject to applicable laws, the board of directors of the Company may determine the preferences, limitations and relative rights of any series of preferred stock before the issuance of any shares of that series. The Bank may not issue preferred stock.

•

The number of Company directors will be set by the bylaws without a required minimum or maximum. The Bank’s Articles of Incorporation have a minimum and maximum number of directors. You will vote to approve this change.

•

Company directors can be removed by the two-thirds vote of outstanding shares regardless of cause before their term expires. Bank directors may be removed by a majority of the shares at a meeting at which a quorum is present, regardless of cause. You will vote to approve this change.

•	Company Articles of Incorporation increase the number of shares that must be voted to approve the removal of directors. You will vote to approve this change.

•	Company directors and officers will be entitled to greater indemnification and protection from liability in stockholder and derivative actions to a greater extent than the Bank’s directors.

•

The Company’s bylaws permit the Company’s Chairman of the Board of Directors, the President, a majority of the Board of Directors or Company stockholders owning at least 20% of the Company’s outstanding stock to call a special stockholders meetings. The Bank’s bylaws permit the Bank’s Chairman of the Board of Directors, the President, the Secretary, a majority of the Board of Directors or the Bank’s stockholders owning at least 10% of the Bank’s outstanding stock to call a special meeting.

•

If an amendment to the Articles of Incorporation, a merger or other extraordinary corporate transaction is not approved by two-thirds of the directors in office, it will require approval of holders of more than two-thirds of the outstanding Company common stock, but if it is approved by the board, it will require only a majority vote. A similar transaction now requires the approval of holders of at least two-thirds of outstanding Bank common stock. You will vote to approve this change.

•

Two Virginia statutes - the Affiliated Transactions Statute and the Control Share Acquisitions Statute will make it very difficult for someone to acquire effective control of the Company without first obtaining board, and possibly stockholder, approval. It is not clear whether these statutes presently apply to the Bank.

Please note that some of the changes listed above must be specifically approved by you. Any changes that are not approved will not be effective after the reorganization.

For more information, please see “Item I. Proposed Reorganization into a Bank Holding Company — Differences in Stockholder Rights as a Result of the Reorganization” beginning on page 53 and Items II-VI, beginning on page 57.

Will the reorganization affect my federal income taxes?

You should not incur U.S. Federal income taxes as a result of exchanging your Bank stock for Company stock. Cash you receive instead of fractional shares or in connection with the exercise of dissenter’s rights may be taxable. For more information about the tax consequences of the reorganization, please see the section of this proxy statement/prospectus captioned “Item I. Proposed Reorganization into a Bank Holding Company – Tax Consequences of the Reorganization” on page 55.

Will the reorganization have anti-takeover effects?

The Company’s Articles of Incorporation and the Virginia Stock Corporation Act contain provisions that enhance the ability of the Company to deal with attempts to acquire control of the Company. They may also facilitate the Company’s efforts to acquire additional financial institutions.

While management has no plans at present to engage in any acquisition or affiliation, it is open to opportunities that may develop. These provisions, together with the ability of the Company Board to issue preferred stock and determine its preferences and other terms, also may have an anti-takeover effect and discourage takeover efforts which have not been approved by the Board of Directors. These provisions are discussed on the previous page under “Will the reorganization change my rights as a stockholder?” and in more detail under “Item I. Proposed Reorganization into a Bank Holding Company – Differences in Stockholder Rights as a Result of the Reorganization” on page 53.

Why are you forming a bank holding company?

In addition to facilitating our participation in the Capital Purchase Program established by the U.S. Department of the Treasury under the Emergency Economic Stabilization Act of 2008 (also referred to as the Troubled Asset Relief Program (“TARP”)), the holding company structure will increase our opportunities to diversify our products and services and meet future opportunities to engage in the following, if we choose to do so, which will be facilitated by the adoption of this structure:

•	Allow us to provide certain services outside the Bank, which is restricted from offering certain products;

•	Engage in insurance sales and securities activities to a greater degree, especially if we decide to take advantage of recent federal legislation that eliminates many restrictions in these areas;

•	Provide greater flexibility in acquiring other institutions and allowing them to retain their own identity;

•	Provide greater flexibility in defending against an unfriendly takeover attempt;

•	Provide greater freedom in repurchasing our own stock; and

•	May reduce our state tax liability.

We have no specific plans to buy another institution or increase our securities activity, but we do intend to increase our insurance activities. The flexibility of a holding company will allow us to react more quickly to market forces. State tax savings will depend on our ability to move capital into the Company, which, at the state level, is taxed on income, while the Bank is taxed on capital.

As indicated above, it has been part of our plan to adopt a holding company structure in the future. The benefits of participating in the TARP, which will be facilitated by adoption of this structure, have caused us to advance its implementation.

How will our government supervision and regulation change?

After the reorganization, (1) the Federal Bank Holding Company Act of 1956, as amended, will apply to the Company, and the Board of Governors of the Federal Reserve System will regulate its operations as a bank holding company, (2) the Bank will continue to be regulated by the Virginia Bureau of Financial Institutions (“BFI”) and the Federal Reserve since the Bank will remain a member of the Federal Reserve; and (3) the deposits of the Bank will continue to be insured by the FDIC to the full extent provided by law. For more information, please see the section of this proxy statement/prospectus captioned “Supervision and Regulation” on page 103. In addition, as a participant in the TARP the Company will be subject to additional governmental regulations and controls. Please see the discussion of the Treasury program beginning on page 6.

Will the management of the holding company be the same as the Bank’s?

At a special meeting held on December 11, 2008, the Bank’s board of directors elected eight Bank directors to serve as the Company directors: George B. Cartledge, Jr., Warner Dalhouse, Victor F. Foti, Daniel D. Hamrick, Edward G. Murphy, William R. Rakes, Susan K. Still, and James M. Turner, Jr. If you approve the reorganization those persons will continue as the directors of the Company until the Company’s first annual meeting next year at which time stockholders will elect all directors to the Company to serve for staggered consecutive three year terms.

Does the Bank’s board of directors recommend the reorganization and approval of the provisions in the Company’s Articles?

After careful consideration, the Bank directors have determined that the reorganization is advisable and in the best interests of the Bank and its stockholders. Accordingly, the board unanimously approved the reorganization. The Bank board of directors recommends that you vote FOR approval of the reorganization. Similarly, the Bank board of directors unanimously approved the Company’s Articles of Incorporation which has provisions that the Bank board believe are more suitable for a holding company than the comparable provisions in the Bank’s Articles. The Bank board of directors recommends that you vote FOR approval of these provisions as well.

What rights will I have if I do not vote for the reorganization?

If you do not vote in favor of the reorganization, and it is approved, and you do nothing else, your Bank stock will automatically be converted into Company common stock. However, if you do not vote in favor of the reorganization, you may have dissenters’ rights. Chapter 9, Article 15 of the Virginia Stock Corporation Act will govern the rights of dissenters. If the reorganization takes place, you will be entitled to receive payment of the value of your shares from the Bank if you (1) do not vote in favor of the reorganization, and (2) deliver in writing to the Bank prior to the vote on the reorganization notice of your intent to demand payment for your shares. For more information, including a description of other steps necessary to perfect dissenter’s rights, please see the section of this proxy statement/prospectus captioned “Item I. Proposed Reorganization into a Bank Holding Company — Rights of Dissenting Stockholders” on page 56.

Are there short-term costs involved in the reorganization?

Although the Bank’s management anticipates that the reorganization will ultimately facilitate growth within the banking field, the reorganization initially will require approximately $85,000 of expenditures related to operational changes, regulatory requirements, and professional fees. Furthermore, there can be no assurance that the restructure will ultimately benefit stockholders.

What other conditions must be satisfied before the reorganization can occur?

The Bank will not be permitted to complete the reorganization until it satisfies the following conditions:

•	stockholder approval of the reorganization by at least two-thirds of all outstanding shares;

•	regulatory approvals, which have been applied for and received;

•	rulings or opinions concerning the tax consequences of the reorganization; and

•	compliance with certain federal and state securities laws.

For more information, please see the section of this proxy statement/prospectus captioned “Item I. Proposed Reorganization into a Bank Holding Company - Conditions That Must be Satisfied Before the Reorganization Can Occur” on page 52.

The U.S. Department of the Treasury’s Capital Purchase Program

The Company submitted a voluntary application to participate in the U.S. Department of the Treasury’s Capital Purchase Program, which is part of the Trouble Asset Relief Program (“TARP”), conditional upon being granted status as a bank holding company by the Federal Reserve. On February 24, 2009, the Treasury preliminarily approved the application for the full amount requested.

As the Treasury program has evolved, the boards of the Bank and the Company have engaged in a deliberative process of evaluating and weighing the advantages and disadvantages of accepting “TARP” funds. The program under which the Company applied is designed for strong community banks. Rather than a “bailout”, it is a program designed to increase the capacity of participating banks to provide credit to qualified businesses and consumers in local markets.

The Company currently intends to participate in the Treasury program but will continue to monitor and evaluate any additional governmental requirements and market conditions up to closing, which is expected to occur within thirty days of the Meeting.

Although the Company’s application to participate in the TARP was granted preliminary approval, the Treasury was not obligated to accept the Company’s application and the estimated proceeds of the sale of securities contemplated to the Treasury are not guaranteed.

These funds are intended to provide the Company with expanded opportunities resulting from an increased capital base. They will enable the Bank to continue to grow its current business, expand its banking-related activities, take advantage of strategic opportunities as appropriate in the current environment, and provide additional means for the Bank to achieve its longer-term objectives. Because of the uncertainty of its ability to raise additional capital in the short term due to market conditions, the boards of the Bank and the Company are of the opinion that TARP funds could provide protection against conditions that may continue in capital markets and help to ensure continued growth of its services to the communities in which it operates.

Specifically, the TARP funds that the Company receives will be used initially for investments and to reduce the Bank’s reliance on funding from certificates of deposits which, in turn, should enable the Bank to grow its lending and improve its liquidity.

Company May Apply for Additional TARP Funds

On May 13, 2009, the Treasury announced a further program for small community banks or bank holding companies (those with assets under $500 million). The amount which the Company may be eligible to receive was increased from 3% of risk based assets to 5% with an additional six months within which to apply for the larger amount. The Company is considering applying for the additional amount to which it would be eligible which would result in the Treasury’s total investment in the Company’s preferred stock and warrants preferred being $9.965 million using financials for the period ended September 30, 2008 to calculate the risk based assets. If financials for the period ended March 31, 2009 are used to determine the risk based assets, the Company may be eligible to receive up to $11.862 million in TARP funds.

Pro Forma Financial Information of the Effect of TARP Funds

The following unaudited pro forma financial information of the Company for the fiscal year ended December 31, 2008 and the three months ended March 31, 2009 show the effects of the $5,979,000 of Senior Preferred and $298,950 Warrant Preferred issued to the Treasury pursuant to the Program. The pro forma financial data below may change materially based on the timing and utilization of the proceeds. Accordingly, we can provide no assurance that the pro forma scenarios included in the following unaudited pro forma financial data will ever be achieved. We have included the following unaudited pro forma financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the effect of the Capital Purchase Program.

HomeTown Bank

Balance Sheets

(In Thousands)

	Historical March 31, 2009	Pro Forma (2) March 31, 2009
Assets
Cash and due from banks	$2,842	$2,842
Securities and other interest earning assets (5)	17,088	18,088
Loans, net of unearned	224,193	224,193
Other Assets	10,484	10,484

Total assets	$254,607	$255,607

Liabilities and Shareholders’ Equity
Liabilities
Deposits (5)	$209,815	$204,836
Borrowings	18,896	18,896
Other Liabilities	1,555	1,555

Total liabilities	$230,266	$225,287
Shareholders’ Equity
Preferred stock (1)	$—	$5,979
Warrant preferred stock (3)	—	299
Discount on preferred stock (3)(4)	—	(299)
Common stock	14,697	14,697
Capital surplus	17,052	17,052
Retained deficit	(7,612)	(7,612)
Accumulated other comprehensive income	204	204

Total shareholders’ equity	$24,341	$30,320

Total liabilities and shareholders’ equity	$254,607	$255,607

(1)	The pro forma financial information reflects the issuance of $5.979 million of HomeTown Bankshares Corporation senior preferred stock, based on an approval received from the U.S. Treasury.

(2)	The balance sheet data gives effect to the equity proceeds as of the balance sheet date.

(3)	The carrying values of the preferred stock and warrant preferred stock are based on their estimated fair value at issue date.

(4)	The discount is determined based on the difference between the nominal amount paid for the warrant preferred stock, $.01 by the U. S. Treasury and the redeemable value of $298,950.

(5)	$1.0 million of the funds received from the preferred stock issuance are to be initially invested in federal funds sold, earning at a rate of 1.66% in 2008 and .25% in 2009 and $4.979 million of the funds received are used to curtail time deposits paying a rate of 4.24% in 2008 and 3.21% in 2009. Subsequent redeployment of the funds is anticipated, but the timing of such is uncertain.

HomeTown Bank

Statements of Income

(In Thousands, Except Per Share Data)

	Historical	Pro Forma (1)
	Three Months Ended March 31, 2009	Three Months Ended March 31, 2009
Total interest income (2)	$3,054	$3,055
Total interest expense (2)	1,404	1,364

Net interest income	1,650	1,691
Provision for loan losses	86	86

Net interest income after provision for loan losses	1,564	1,605
Total noninterest income	329	329
Total noninterest expense	1,699	1,699

Income before income taxes	194	235

Income tax expense	—	—

Net income	$194	$235

Effective dividend on preferred stock (3)		96

Net income available to common shareholders		$139

Net income per share, basic and diluted	$0.07	$0.05

(1)	The income statements give effect to the equity proceeds at the beginning of the periods.

(2)	$1.0 million of the funds received from the preferred stock issuance are to be initially invested in federal funds sold, earning at a rate of 1.66% in 2008 and .25% in 2009 and $4.979 million of the funds received are used to curtail time deposits paying a rate of 4.24% in 2008 and 3.21% in 2009. Subsequent redeployment of the funds is anticipated, but the timing of such is uncertain.

(3)	Consists of the stated dividend of 5% on the preferred stock redemption value of $1,000 per share and the stated dividend on the warrant preferred stock of 9% plus the accretion of the discount on the preferred stock. The discount is accreted back to book value based on a constant effective yield method, over a five year period which is the expected life of the preferred stock upon issuance.

HomeTown Bank

Statements of Income

(In Thousands, Except Per Share Data)

	Historical	Pro Forma (1)
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2008
Total interest income (2)	$10,786	$10,803
Total interest expense (2)	5,548	5,337

Net interest income	5,238	5,466
Provision for loan losses	1,648	1,648

Net interest income after provision for loan losses	3,590	3,818
Total noninterest income	511	511
Total noninterest expense	6,276	6,276

Income (loss) before income taxes	(2,175)	(1,947)
Income tax expense	—	—

Net loss	$(2,175)	$(1,947)

Effective dividend on preferred stock (3)		386

Net income available to common shareholders		$(2,333)

Net income per share, basic and diluted	$(0.80)	$(0.86)

(1)	The income statements give effect to the equity proceeds at the beginning of the periods.

(2)	$1.0 million of the funds received from the preferred stock issuance are to be initially invested in federal funds sold, earning at a rate of 1.66% in 2008 and .25% in 2009 and $4.979 million of the funds received are used to curtail time deposits paying a rate of 4.24% in 2008 and 3.21% in 2009. Subsequent redeployment of the funds is anticipated, but the timing of such is uncertain.

(3)	Consists of the stated dividend of 5% on the preferred stock redemption value of $1,000 per share and the stated dividend on the warrant preferred stock of 9% plus the accretion of the discount on the preferred stock. The discount is accreted back to book value based on a constant effective yield method, over a five year period which is the expected life of the preferred stock upon issuance.

HomeTown Bank

Capital Ratios

	As Reported 3/31/09	Pro forma 3/31/09(1)	As Reported 12/31/08	Pro forma 12/31/08(1)
Total risk-based capital ratio	11.2%	13.7%	11.9%	14.5%
Leverage ratio	9.9%	12.3%	10.8%	13.4%
Tier 1 risk-based capital ratio	10.2%	12.7%	10.6%	13.3%

(1)	Pro forma impact of the proceeds of the preferred stock issuance to the U.S. Treasury of $5,979,000.

HomeTown Bank

Notes to Financial Statements

For the Three Months Ended March 31, 2009 and the Twelve Months Ended December 31, 2008

(Unaudited)

Note 1. General

The statements should be read in conjunction with the Notes to Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) of HomeTown Bank (the “Bank”).

Note 2. Earnings Per Share

The following table shows the weighted average number of shares used in computing earnings per share At March 31, 2009 and December 31, 2008, stock options representing 425,667 shares were not included in the calculation of earnings per share because they would have been anti-dilutive.

	Historical		Pro Forma
	Three Months Ended March 31, 2009		Three Months Ended March 31, 2009
	Shares	Per share Amount	Shares	Per share Amount
Basic and diluted earnings per share	2,939,400	$0.07	2,939,400	$0.05

	Historical		Pro Forma
	Twelve Months Ended December 31, 2008		Twelve Months Ended December 31, 2008
	Shares	Per share Amount	Shares	Per share Amount
Basic and diluted earnings (loss) per share	2,725,488	$(0.80)	2,725,488	$(0.86)

Obligations Related to the Company’s Participation in TARP

If the reorganization is approved, the Company anticipates it will enter into a Letter Agreement (the “Purchase Agreement”) with the Treasury pursuant to which the Company would issue up to $5,979,000 of preferred stock (“Preferred Stock”), and warrants (“Warrants”) to purchase approximately $298,950 of Company preferred stock to the Treasury in a private placement. The additional capital will increase the Company’s total risk-based capital ratio to approximately 13.6% as of March 31, 2009. The Preferred Stock and Warrants will not be registered with the Securities and Exchange Commission (“SEC”) when issued. If the reorganization is not approved, neither the Company nor the Bank will participate in the TARP.

The Preferred Stock will be non-voting senior preferred shares and will pay a dividend of 5% annually for the first five years after issuance and 9% annually after the fifth year, if they are not redeemed. Participation in the TARP is subject to the Treasury’s standard terms and conditions (including statutory requirements imposed in the future, including the executive compensation regulations promulgated under the American Recovery and Reinvestment Act of 2009), and the sale of Preferred Stock and Warrants is subject to the completion and review of necessary documentation.

The Company may not redeem the Preferred Stock during the first three years after the closing date with the Treasury (the “Closing Date”), except with the proceeds from a “qualified equity offering,” which is defined as the sale by the Company after the Closing Date of Tier 1 qualifying perpetual preferred stock or common stock, which results in aggregate gross proceeds of not less than 25% of the issue price of the Preferred Stock (or $5,979,000 in our case). After three years, the Company may, at its option, redeem from any source the Preferred Stock at par value ($5,979,000 in our case) plus accrued and unpaid dividends. The Preferred Stock is generally non-voting.

The Treasury’s consent shall be required for any repurchases of equity securities or trust preferred securities (other than (i) repurchases of the Preferred Stock and (ii) repurchases of junior preferred shares or common shares in connection with any benefit plan in the ordinary course of business consistent with past practice) until the tenth anniversary of the date of this investment unless prior to such tenth anniversary the Preferred Stock and the Warrant Preferred are redeemed in whole or the Treasury has transferred all of the Preferred and the Warrant Preferred to third parties.

Prior to the third anniversary of the Closing Date, unless the Company has redeemed the Preferred Stock or the Treasury has transferred the Preferred Stock to a third party, the consent of the Treasury will be required for the Company to increase its common stock dividend (which means the Company cannot pay any dividends during this period without Treasury consent since no dividends are currently paid) or repurchase its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. A consequence of participating in the TARP is the imposition of certain restrictions on executive compensation that could limit the tax deductibility of compensation the Company pays to executive management although this appears unlikely to affect the Company in light of its current compensation.

The Warrants will have a 10 year term and permit the holder to purchase, upon net settlement, a number of net shares of preferred stock of the Company (the “Warrant Preferred”) having an aggregate liquidation preference equal to 5% of the Preferred Stock amount on the date of investment. The initial exercise price for the Warrants shall be $0.01 per share or such greater amount as the charter may require as the par value per share of Warrant Preferred. The Treasury intends to immediately exercise the Warrants.

The Warrant Preferred shall have the same rights, preferences, privileges, voting rights and other terms as the Preferred, except that (1) the Warrant Preferred will pay dividends at a rate of 9% per annum and (2) the Warrant Preferred may not be redeemed until all the Preferred Stock has been redeemed.

The Warrants will not be subject to any contractual restrictions on transfer or the restrictions of any stockholders’ agreement or similar arrangement that may be in effect among the Company and its stockholders at the time of this investment or thereafter; provided that the Treasury shall not effect any transfer of the Warrants or underlying Warrant Preferred which would require the Company to become subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act.

The Company can be required to register the Preferred Stock, the Warrants and Warrant Preferred upon the request of the Treasury if and when the Company becomes eligible to file a registration on SEC Form S-3. The Company does not expect to register securities on SEC Form S-3 for at least a year. In addition, the Treasury and its transferees shall have piggyback registration rights for the Preferred Stock, Warrants and the Warrant Preferred. Subject to the above, the Company shall take all steps as may be reasonably requested to facilitate the transfer of the Warrants or the Warrant Preferred.

The Preferred Stock, the Warrants and the Warrant Preferred will be accounted for as components of Tier 1 capital.

Neither the Preferred Stock, the Warrants nor the Warrant Preferred will be subject to any contractual restrictions on transfer or the restrictions of any shareholder agreement or similar arrangement that may be in effect among the Company and its stockholders at the time of the investment or thereafter.

The Purchase Agreement and all related documents may be amended unilaterally by the Treasury to the extent required to comply with any changes in applicable federal statutes after the Closing Date.

As a condition to the closing of the investment, the Company and its senior executive officers covered by the Emergency Economic Stabilization Act (“EESA”) and the American Recovery and Reinvestment Act (“ARRA”) must modify or terminate all benefit plans, arrangements and agreements (including golden parachute agreements) to the extent necessary to be in compliance with these laws, and following the closing and for so long as the Treasury holds any equity or debt securities of the Company, the Company must comply with the executive compensation and corporate governance requirements of the EESA and the ARRA and any guidance or regulations issued by the Secretary of the Treasury on or prior to the date of the investment.

Because the shares that would be issued to the Treasury in the Company’s participation in TARP would be Preferred and Warrant Preferred, there will not be a dilutive effect on the existing common stockholders on account of the issuance of the Preferred. If the Company does not make dividend payments in full on the Preferred for six dividend periods, whether or not consecutive, the Preferred will have a right to elect two directors to the Company board. The right to elect directors will terminate when full dividends have been paid. The stockholders are not being asked to vote on whether the Company or the Bank should participate in the Treasury’s Capital Purchase Program as that decision will be made by the Boards of Directors of the Company and of the Bank.

RISK FACTORS

The Bank stockholders should consider, among other matters, the following factors in voting for the reorganization. If completed, the reorganization will result in holders of Bank common stock receiving corresponding shares of Company common stock.

Restrictions on Payment of Dividends

Applicable laws and Federal banking law restricts the Bank’s ability to pay dividends on its capital stock. The Bank may not have the ability to pay dividends if upon payment it would become undercapitalized under the laws and regulations enforced by the Virginia Bureau of Financial Institutions (“BFI”). The Bank may also be prevented from paying dividends if the BFI determines that the Bank is operating in an unsafe or unsound condition or engaging in an unsafe and unsound practice.

Even if stockholders approve the proposed reorganization into a bank holding company structure, these restrictions on the Bank’s ability to pay dividends will continue. Consequently, because the Company’s principal source of income will consist initially of dividends, if any, from the Bank, the restrictions on the Bank’s ability to pay dividends could restrict the Company’s ability to pay dividends. Moreover, the Company will be restricted in its ability to pay dividends by constraints generally imposed on Virginia corporations, and may be further restricted by minimum capital requirements imposed by the Board of Governors of the Federal Reserve System. The Federal Reserve Board has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. While the Bank has not had operating earnings, to the extent it generates operating earnings in the foreseeable future the Bank expects to retain those earnings to support its current and prospective business. In summary, at present the Bank does not pay dividends on its common stock and does not contemplate doing so in the foreseeable future. The same will be true of the Company.

Enhanced Control of Directors and Named Executive Officers

As of the May 15, 2009 record date, the directors and named executive officers of the Bank beneficially own approximately 20.42% of our outstanding common stock. As a result of this percentage ownership, our directors and executive officers as a group can exercise significant control over our management and affairs, including the election of directors and the determination of all other matters requiring stockholder approval. This control is enhanced by the reorganization, and, if approved, certain provisions in the Company’s Articles of Incorporation. Acting as a group, they will retain the power to block business combinations in accordance with the charter documents of both the Bank and the Company. Accordingly, this concentration of ownership may have the effect of delaying or preventing a change of control of the Company that you may favor.

The Company’s Charter Documents, as well as certain banking laws, may have an anti-takeover effect.

In addition, provisions of the charter documents of the Company, as well as Virginia corporate law, could make it more difficult for a third party to acquire us after the reorganization, even if doing so would provide our stockholders with a “premium” to prevailing market prices or otherwise be beneficial to our stockholders. These provisions in the charter documents include:

•	a staggered board of directors (you must specifically approve this);

•	the power of the board to fix the terms of preferred stock which the Company board can issue without stockholder approval (you must specifically approve this);

•	the ability to remove directors prior to the end of their term only if at least two-thirds of each class of voting stock approves (you must specifically approve this);

•	a provision which prohibits stockholders from calling special meetings of the Company’s stockholders;

•	advance notice procedures for stockholder proposals;

•

super-majority (66 2/3%) stockholder approval required for change of control transactions involving a person who owns 5% or more of Company common stock unless the transaction is approved by a majority of certain unaffiliated directors or unless certain conditions regarding the consideration being offered to Company stockholders in the transaction are met;

•	the power of the directors, even if less than a quorum, to fill vacancies on the board;

•	the power of a quorum of the board to change the bylaws; and

•	the prior approval of the Federal Reserve Board and the BFI must be obtained prior to the occurrence of a change in control.

The Company itself, and any non-bank subsidiaries it may in the future form or acquire, can engage in activities not permitted to the Bank itself. There is no assurance that the Company will be successful in any such activities.

If the reorganization is not approved, the Bank will not be eligible to participate in the TARP program. Participation in the TARP program imposes additional restrictions on the Company and Bank, including the potential for future restructures which are not now known and costs associated with the interest payable on the Preferred Stock and Warrant Preferred while outstanding, and their ultimate redemption. However, the Company’s inability to participate in the TARP program if the reorganization is not approved may restrict the Bank’s ability to grow and to support its existing business during these uncertain economic times. See the discussion of “The U.S. Department of the Treasury’s Capital Purchase Program” on page 6.

FORWARD LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference contain data and information that constitute forward-looking statements. You can identify these forward-looking statements because they may include terms such as “believes,” “anticipates,” “intends,” “expects,” or similar expressions and may include discussions of future strategy. The Bank and the Company caution you not to rely unduly on any forward-looking statements in this proxy statement/prospectus. These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in these forward-looking statements. Forward-looking statements may include, among other things,

•	the anticipated closing date of the share exchange;

•	the expected pro forma effect of the share exchange;

•	the plans and objectives of Company management for future operations of the combined organization following consummation of the share exchange;

•	the beneficial effects of the reorganization on the Company’s business;

•	the effect of participation or non-participation in the TARP program;

•	the ability to successfully manage the Bank’s growth or implement its growth strategies if it is unable to identify attractive markets, locations or opportunities to expand in the future;

•	reliance on the Bank’s management team, including its ability to attract and retain key personnel;

•	interest rate fluctuations;

•	maintaining capital levels adequate to support the Bank’s growth;

•	risk inherent in making loans such as repayment risks and fluctuating collateral values;

•	the ability to attract low cost core deposits to fund asset growth;

•	changes in laws and regulations applicable to us;

•	changes in general economic and business conditions;

•	competition within and from outside the banking industry;

•	problems with our technology,

•	changing trends in customer profiles and behavior, and

•	new products and services in the banking industry.

Although management believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results, performance or achievements of the Bank will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Management’s expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the national and global economies, the equity, debt, currency and other financial markets, as well as factors specific to the Bank and the Company.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed elsewhere in this prospectus or disclosed in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the time this prospectus is filed with the SEC. The Bank and the Company undertake no obligation to revise the forward-looking statements contained in this prospectus to reflect events after the time it is filed with the SEC. The factors discussed herein are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate the Bank and the Company. Any investor in the Bank and the Company should consider all risks and uncertainties disclosed in our SEC and other regulatory filings described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov, on the Bank’s website at http://www.hometownbankva.com, or upon request with the Bank.

2009 INTERIM FINANCIAL INFORMATION AND 2008 FINANCIAL INFORMATION

The Bank’s unaudited interim financial statements for the period ending March 31, 2009 and complete audited financial statements for the year ended December 31, 2008 are included below.

HomeTown Bank Unaudited Financial Statements for Interim Period Ending March 31, 2009

HOMETOWN BANK

Balance Sheets

March 31, 2009 and December 31, 2008

In Thousands, Except Share and Per Share Data	Unaudited March 31, 2009	December 31, 2008
Assets
Cash and due from banks	$2,842	$3,186
Federal funds sold	6,008	520
Securities available for sale, at fair value	9,171	9,488
Restricted equity securities	1,909	1,767
Loans, net of allowance for loan losses of $2,320 in 2009 and $2,862 in 2008	224,193	208,391
Property and equipment, net	8,504	8,607
Other real estate owned	507	251
Accrued income	868	765
Other assets	605	660

Total assets	$254,607	$233,635

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$10,581	$12,707
Interest-bearing	199,234	175,704

Total deposits	209,815	188,411
Short-term borrowings	696	898
Federal Home Loan Bank borrowings	18,200	18,200
Accrued interest payable	841	854
Other liabilities	714	774

Total liabilities	230,266	209,137

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $5 par value; authorized 10,000,000 shares; issued and outstanding 2,939,400 in 2009 and 2008	14,697	14,697
Surplus	17,052	17,044
Retained deficit	(7,612)	(7,806)
Accumulated other comprehensive income	204	563

Total stockholders’ equity	24,341	24,498

Total liabilities and stockholders’ equity	$254,607	$233,635

See Notes to Financial Statements

HOMETOWN BANK

Statements of Operations

Three months ended March 31, 2009 and 2008

In Thousands, Except Share and Per Share Data	Unaudited March 31, 2009	Unaudited March 31, 2008
Interest income:
Loans and fees on loans	$2,938	$2,330
Federal funds sold	—	5
Taxable investment securities	116	113

Total interest income	3,054	2,448

Interest expense:
Deposits	1,260	1,185
Other borrowed funds	144	154

Total interest expense	1,404	1,339

Net interest income	1,650	1,109

Provision for loan losses	86	177

Net interest income after provision for loan losses	1,564	932

Noninterest income:
Service charges on deposit accounts	87	21
Mortgage loan brokerage fees	36	15
Rental income	26	26
Gain on sale of investment securities	160	—
Other income	20	31

Total noninterest income	329	93

Noninterest expense:
Salaries and employee benefits	934	756
Occupancy and equipment expense	286	194
Data processing expense	92	73
Advertising and marketing expense	55	70
Professional fees	41	45
Loss on disposition of interest in title agency	44	—
Other expense	247	168

Total noninterest expense	1,699	1,306

Net income (loss) before income taxes	194	(281)
Income tax expense	—	—

Net income (loss)	$194	$(281)

Income (loss) per share, basic and diluted	$0.07	$(0.11)

Weighted average shares outstanding	2,939,400	2,500,000

See Notes to Financial Statements

HOMETOWN BANK

Statements of Cash Flows

Three months ended March 31, 2009 and 2008

In Thousands	Unaudited March 31, 2009	Unaudited March 31, 2008
Cash flows from operating activities:
Net income (loss)	$194	$(281)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Depreciation and amortization	145	110
Provision for loan losses	86	177
Accretion of discount on securities, net	(1)	—
Gain on sale of investment securities	(160)	—
Stock compensation expense	8	4
Changes in assets and liabilities:
Accrued income	(103)	(64)
Other assets	308	(11)
Accrued interest payable	(13)	103
Other liabilities	(60)	(102)

Net cash flows provided by (used in) operating activities	404	(64)

Cash flows from investing activities:
Net (increase) decrease in federal funds sold	(5,488)	2,109
Purchases of investment securities	(2,000)	—
Sales/maturities of available for sale securities	2,119	—
Purchase of restricted equity securities, net	(142)	(183)
Net increase in loans	(16,395)	(16,120)
Purchases of property and equipment	(44)	(411)

Net cash flows used in investing activities	(21,950)	(14,605)

Cash flows from financing activities:
Net decrease in noninterest-bearing deposits	(2,126)	(1,339)
Net increase in interest-bearing deposits	23,530	11,956
Net (decrease) increase in short-term borrowings	(202)	3,394
Net increase in long-term FHLB borrowings	—	1,000

Net cash flows provided by financing activities	21,202	15,011

Net (decrease) increase in cash and cash equivalents	(344)	342
Cash and cash equivalents, beginning	3,186	2,440

Cash and cash equivalents, ending	$2,842	$2,782

Supplemental disclosure of cash flow information:
Cash payments for interest	$1,417	$1,236

Supplemental disclosure of noncash investing activities:
Unrealized (loss) gain on securities available for sale	$(359)	$178

Transfer from loans to other real estate owned	$256	$—

See Notes to Financial Statements

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

HomeTown Bank (the Bank) was organized and incorporated under the laws of the State of Virginia on November 9, 2004 and commenced operations on November 14, 2005. The Bank currently serves Roanoke City, Virginia, the County of Roanoke, Virginia, the City of Salem, Virginia, Christiansburg, Virginia, and surrounding areas. As a state chartered bank which is a member of the Federal Reserve System, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions, the Federal Deposit Insurance Corporation and the Federal Reserve Board.

Basis of Presentation

The financial statements as of March 31, 2009 and for the periods ended March 31, 2009 and 2008 included herein, have been prepared by HomeTown Bank, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the information furnished in the interim financial statements reflects all adjustments necessary to present fairly the Bank’s financial position, results of operations and cash flows for such interim periods. Management believes that all interim period adjustments are of a normal recurring nature. These financial statements should be read in conjunction with the Bank’s audited financial statements and the notes thereto as of December 31, 2008, included in the Bank’s Form 10-K for the year ended December 31, 2008.

The accounting and reporting policies of the Bank follow generally accepted accounting principles and general practices within the financial services industry.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks”.

Earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends. At March 31, 2009, stock options to purchase 450,000 shares were outstanding. These shares were not included in the calculation of weighted average shares outstanding for the purpose of computing the diluted earnings/loss per share as including them in the calculation would be anti-dilutive.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current year presentation.

Note 2. Investment Securities

The amortized cost and fair value of securities available for sale as of March 31, 2009 and December 31, 2008, are as follows:

	March 31, 2009
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U. S. Government and federal agencies	$8,967	$204	$—	$9,171

	$8,967	$204	$—	$9,171

	December 31, 2008
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U. S. Government and federal agencies	$8,925	$563	$—	$9,488

	$8,925	$563	$—	$9,488

The bank had a $160 thousand realized gain on sale of its available for sale securities for the period ended March 31, 2009 and no realized gain or loss on sale of securities in 2008.

The scheduled maturities of securities available-for-sale at March 31, 2009 were as follows:

(In Thousands)	Amortized Cost	Fair Value
One year through three years	$—	$—
Over three years through five years	5,994	6,141
Over five years	2,973	3,030

	$8,967	$9,171

Note 3. Loans Receivable

The major components of loans in the balance sheet at March 31, 2009 and December 31, 2008 are as follows:

(In Thousands)	2009	2008
Loans secured by real estate:
Construction and land development	$46,571	$43,645
Secured by 1-4 family residential	44,178	39,448
Nonfarm, non 1-4 family residential	96,715	92,619
Loans to farmers	200	223
Commercial loans	29,799	26,435
Loans to individuals	9,050	8,883

Total Loans	226,513	211,253
Less: Allowance for loan losses	2,320	2,862

Loans, net	$224,193	$208,391

Deposit overdrafts reclassified to loans on March 31, 2009 and December 31, 2008 were $55 thousand and $29 thousand, respectively.

Note 4. Allowance for Loans Losses

Changes in the allowance for loan losses are as follows:

	Three Months Ended March 31,	Year Ended December 31,
(In Thousands)	2009	2008
Balance, beginning	$2,862	$1,471
Provision charged to operating expense	86	1,648
Recoveries of amounts charged off	9	—
Loans charged off	(637)	(257)

Balance, ending	$2,320	$2,862

The following is a summary of information pertaining to impaired and non-accrual loans:

(Dollars In Thousands)	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Impaired loans without a valuation allowance	$1,314	$224
Impaired loans with a valuation allowance	1,251	2,104

Total impaird loans	$2,565	$2,328

Valuation allowance related to impaired loans	$375	$1,053

Total non-accrual loans	$1,251	$2,328
Total loans past-due ninety days or more and still accruing interest	—	702
Other real estate owned	507	251

Total non-performing assets	$1,758	$3,281

(Dollars In Thousands)	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Average investment in impaired loans	$2,447	$979

Interest income recognized on impaired loans	$7	$41

Interest income recognized on a cash basis on impaired loans	$7	$41

Note 5. Stock Based Compensation

The Bank has a 2005 Stock Option Plan (the Plan) pursuant to which the Bank’s Board of Directors may grant stock options to directors, officers and employees. The Plan authorizes grants of options to purchase up to 500,000 shares of the Bank’s authorized but unissued common stock. Accordingly, options for the purchase of 450,000 shares of authorized common stock have been issued under the Plan and 50,000 shares of authorized common stock are available for issue under the Plan. There are options for 450,000 shares granted currently outstanding as of March 31, 2009, of which, 425,667 options are vested. All stock options have been granted with an exercise price equal to the stock’s fair market value at the date of the grant. As of March 31, 2009, no options have been exercised. The Bank accounts for the Plan using Statement of Financial Accounting Standard (SFAS) 123R, Share-Based Payments and recorded compensation expense of $8 thousand for the three months ended March 31, 2009 and $4 thousand in the first quarter of 2008. The aggregate intrinsic value of outstanding stock options was $0 at March 31, 2009. The weighted average remaining contractual term of outstanding options was 7.1 years at March 31, 2009.

Note 6. Fair Value Measurements

The Bank adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157), on January 1, 2008 to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. SFAS 157 clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions. The three levels of the fair value hierarchy under SFAS 157 based on these two types of inputs are as follows:

Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 - Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 - Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Bank to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

Derivative assets: Derivative assets are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar assets by using pricing models that considers observable market data (Level 2).

Derivative liabilities: Derivative liabilities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar liabilities by using pricing models that considers observable market data (Level 2).

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2009:

		Carrying value at March 31, 2009
Description	Balance as of March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	$9,171		$9,171
Derivative assets	$395		$395
Liabilities:
Derivative liabilities	$395		$395

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Bank to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Operations.

The following table summarizes the Bank’s financial assets that were measured at fair value on a nonrecurring basis during the period.

		Carrying value at March 31, 2009
Description	Balance as of March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans	$876		$876

The Bank had no nonfinancial assets that were measured at fair value on a recurring or nonrecurring basis at March 31, 2009.

HomeTown Bank Audited Financial Statements for Year ending December 31, 2008

HOMETOWN BANK

Balance Sheets

December 31, 2008 and 2007

In Thousands, Except Share and Per Share Data	December 31, 2008	December 31, 2007
Assets
Cash and due from banks	$3,186	$2,440
Federal funds sold	520	2,211
Securities available for sale, at fair value	9,488	8,008
Restricted equity securities	1,767	1,395
Loans, net of allowance for loan losses of $2,862 in 2008 and $1,471 in 2007	208,391	132,332
Property and equipment, net	8,607	7,655
Other real estate owned	251	—
Accrued income	765	630
Other assets	660	150

Total assets	$233,635	$154,821

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$12,707	$9,589
Interest-bearing	175,704	110,101

Total deposits	188,411	119,690
Short term borrowings	898	329
Federal Home Loan Bank borrowings	18,200	13,000
Accrued interest payable	854	751
Other liabilities	774	394

Total liabilities	209,137	134,164

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $5 par value; authorized 10,000,000 shares, issued and outstanding 2,939,400 in 2008 and 2,500,000 in 2007	14,697	12,500
Surplus	17,044	13,773
Retained deficit	(7,806)	(5,631)
Accumulated other comprehensive income	563	15

Total stockholders’ equity	24,498	20,657

Total liabilities and stockholders’ equity	$233,635	$154,821

See Notes to Financial Statements

HOMETOWN BANK

Statements of Operations

Years ended December 31, 2008 and 2007

In Thousands, Except Share and Per Share Data	2008	2007
Interest income:
Loans and fees on loans	$10,329	$6,661
Taxable investment securities	359	451
Interest on deposits in banks	—	14
Federal funds sold	22	66
Dividends on restricted stock	76	61

Total interest income	10,786	7,253

Interest expense:
Deposits	4,894	3,690
Other borrowed funds	654	196

Total interest expense	5,548	3,886

Net interest income	5,238	3,367

Provision for loan losses	1,648	857

Net interest income after provision for loan losses	3,590	2,510

Noninterest income:
Service charges on deposit accounts	161	60
Mortgage loan brokerage fees	77	107
Rental income	105	110
Other income	168	87

Total noninterest income	511	364

Noninterest expense:
Salaries and employee benefits	3,668	2,519
Occupancy and equipment expense	972	727
Advertising and marketing expense	261	286
Professional fees	173	195
Data processing expense	281	188
Bank franchise taxes	151	166
Other expense	770	455

Total noninterest expense	6,276	4,536

Net loss before income taxes	(2,175)	(1,662)
Income tax expense	—	—

Net loss	$(2,175)	$(1,662)

Loss per share, basic and diluted	$(0.80)	$(0.66)

Weighted average shares outstanding	2,725,488	2,500,000

See Notes to Financial Statements

HOMETOWN BANK

Statements of Changes in Stockholders’ Equity

Years ended December 31, 2008 and 2007

				Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Common Stock
In Thousands, Except Share Data	Shares	Amount	Surplus
Balance, December 31, 2006	2,500,000	$12,500	$13,763	$(3,969)	$(15)	$22,279
Comprehensive loss
Net loss				(1,662)		(1,662)
Net change in unrealized gain (loss) on investment securities available for sale					30	30

Total comprehensive loss						(1,632)

Stock based compensation			10			10

Balance, December 31, 2007	2,500,000	$12,500	$13,773	$(5,631)	$15	$20,657
Stock issuance at $12.50 per share, net of offering costs	439,400	2,197	3,243			5,440
Comprehensive loss
Net loss				(2,175)		(2,175)
Net change in unrealized gain (loss) on investment securities available for sale					548	548

Total comprehensive loss						(1,627)

Stock based compensation			28			28

Balance, December 31, 2008	2,939,400	$14,697	$17,044	$(7,806)	$563	$24,498

See Notes to Financial Statements

HOMETOWN BANK

Statements of Cash Flows

Years ended December 31, 2008 and 2007

In Thousands	2008	2007
Cash flows from operating activities:
Net loss	$(2,175)	$(1,662)
Adjustments to reconcile net loss to net cash used by operations:
Depreciation and amortization	498	373
Provision for loan losses	1,648	857
Accretion of discount on securities, net	(2)	(21)
Stock compensation expense	28	10
Changes in assets and liabilities:
Accrued income	(135)	(310)
Other assets	(510)	(62)
Accrued interest payable	103	594
Other liabilities	380	(4)

Net cash flows used by operating activities	(165)	(225)

Cash flows from investing activities:
Net (increase) decrease in federal funds sold	1,691	(631)
Purchases of investment securities	(2,930)	(11,991)
Calls/maturities of available for sale securities	2,000	14,000
Purchase of restricted equity securities	(372)	(557)
Net (increase) in loans	(77,958)	(73,417)
Purchases of property and equipment	(1,450)	(2,755)

Net cash flows used by investing activities	(79,019)	(75,351)

Cash flows from financing activities:
Net increase in noninterest-bearing deposits	3,118	6,065
Net increase in interest-bearing deposits	65,603	57,845
Net increase in short term borrowings	569	329
Net increase in FHLB borrowings	5,200	13,000
Issuance of common stock	5,440	—

Net cash flows provided by financing activities	79,930	77,239

Net increase in cash and cash equivalents	746	1,663
Cash and cash equivalents, beginning	2,440	777

Cash and cash equivalents, ending	$3,186	$2,440

Supplemental disclosure of cash flow information:
Cash payments for interest	$5,445	$3,292

Cash payments for income taxes	$—	$—

Supplemental disclosure of noncash investing activities:
Unrealized gain on securities available for sale	$548	$30

Transfer from loans to other real estate	$251	$—

See Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

HomeTown Bank (the “Bank”) was organized and incorporated under the laws of the Commonwealth of Virginia on November 9, 2004 and commenced operations on November 14, 2005. The Bank currently serves Roanoke City, Virginia, the County of Roanoke, Virginia, the City of Salem, Virginia the New River Valley, and surrounding areas. As a state chartered bank which is a member of the Federal Reserve System, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions, the Federal Deposit Insurance Corporation and the Federal Reserve Board.

The accounting and reporting policies of the Bank follow accounting principles generally accepted in the United States and general practices within the financial services industry.

Summary of Significant Accounting Policies

The following is a description of the significant accounting and reporting policies the Bank follows in preparing and presenting its financial statements.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets. Substantially all of the Bank’s loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate (as applicable) is susceptible to changes in local market conditions.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and amounts due from correspondent banks. For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks”.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Bank had no securities classified as trading or held to maturity at December 31, 2008 and 2007.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Equity Securities

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), the Bank is required to maintain certain minimum investments in the capital stock of the FRB and FHLB. The Bank’s investment in these securities is recorded at cost.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, allowance for loan losses and deferred fees or costs on originated loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest for the current year is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified and special mention loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Loan Fees and Costs

Loan origination and commitment fees and certain direct loan origination costs charged by the Bank are deferred and the net amount amortized as an adjustment of the related loan’s yield. The Bank is amortizing these net amounts over the contractual life of the related loans or, in the case of demand loans, over the estimated life. Net fees related to standby letters of credit are recognized over the commitment period.

Property and Equipment

Land is carried at cost. Buildings, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis. Estimated useful lives range from ten to forty years for buildings and from three to ten years for equipment, furniture, and fixtures. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods on a straight-line basis. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Foreclosed Properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Expense

The Bank expenses advertising costs as they are incurred. For the years ended December 31, 2008 and 2007, advertising expense was $188 thousand and $234 thousand, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends. Diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares. Potential common shares that may be issued by the Bank relate solely to outstanding stock options and are determined using the treasury stock method.

Comprehensive Income (Loss)

Annual comprehensive income (loss) reflects the change in the Bank’s equity during the year arising from transactions and events other than investment by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders’ equity rather than as income or expense. These changes for the Bank relate solely to unrealized gains and losses on securities available for sale.

Financial Instruments

Credit related financial instruments: In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded. At and for the periods ending December 31, 2008 and 2007, the Bank did not utilize derivative financial instruments.

Stock-Based Compensation Plan

The 2005 Stock Option Plan was approved by stockholders on April 20, 2006, which authorized 500,000 shares of common stock to be used in the granting of incentive options to employees and directors. This is the first stock incentive plan adopted by the Bank. Under the plan, the option price cannot be less than the fair market value of the stock on the date granted. An option’s maximum term is ten years from the date of grant. Options granted under the plan may be subject to a vesting schedule.

The Bank accounts for the stock option plan in accordance with, the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards No. 123 – revised 2004 , “Share-Based Payment, (SFAS No. 123R). Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current year presentation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Bank does not expect the implementation of SFAS 157 to have a material impact on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Bank does not expect the implementation of SFAS 159 to have a material impact on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity’s first year that begins after December 15, 2008. The Bank does not expect the implementation of SFAS 141(R) to have a material impact on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51” (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Bank does not expect the implementation of SFAS 160 to have a material impact on its financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, “Use of a Simplified Method in Developing Expected Term of Share Options” (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company’s election to use the simplified method discussed in SAB 107 for estimating the expected term of “plain vanilla” share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Bank does not expect the implementation of SAB 110 to have a material impact on its financial statements.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have material impact on the Bank’s financial statements.

In January 2009, the FASB reached a consensus on EITF Issue 99-20-1. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other related guidance. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective as of December 31, 2008 and did not have a material impact on the Bank’s financial statements.

Note 2. Investment Securities

The amortized cost and fair value of securities available for sale are as follows:

	December 31, 2008
(Dollars In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U. S. Government agency securities	$8,925	$563	$—	$9,488

	$8,925	$563	$—	$9,488

	December 31, 2007
(Dollars In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U. S. Government agency securities	$7,993	$15	$—	$8,008

	$7,993	$15	$—	$8,008

The amortized cost and estimated fair value of securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to prepay obligations with or without call or prepayment penalties.

(Dollars In Thousands)	Amortized Cost	Fair Value
Over one through five years	$5,994	$6,169
Over five through ten years	2,931	3,319

	$8,925	$9,488

Proceeds from the maturities and the calls of securities available for sale in 2008 and 2007 were $2 million and $14 million, respectively. There were no realized securities gains or losses for the periods ending December 31, 2008 and 2007. Securities having a book value of $1.8 million were pledged to secure public deposits and for other purposes required by law at December 31, 2008.

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Bank through readily saleable financial instruments. The portfolio is made up of fixed rate bonds, whose prices move inversely with rates. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Bank monitors the portfolio, which is subject to liquidity needs, market rate changes, and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. The primary cause of impairments is the decline in the prices of the bonds as rates have risen. There are no securities in the portfolio that had unrealized losses at December 31, 2008 or 2007.

Note 3. Loans Receivable

The major components of loans in the balance sheet at December 31, 2008 and 2007 were as follows:

(Dollars In Thousands)	2008	2007
Loans secured by real estate:
Construction and land development	$43,645	$22,460
Secured by 1-4 family residential	39,448	23,681
Nonfarm, non 1-4 family residential	92,619	65,041
Loans to farmers	223	119
Commercial loans	26,435	19,381
Loans to individuals	8,883	3,121

Total Loans	211,253	133,803
Less: Allowance for loan losses	2,862	1,471

Loans, net	$208,391	$132,332

	December 31,
(Dollars In Thousands)	2008	2007
Impaired loans without a valuation allowance	$224	$—
Impaired loans with a valuation allowance	2,104	207

Total impaired loans	$2,328	$207

Valuation allowance related to impaired loans	$1,053	$30
Total non-accrual loans	2,328	—
Total loans past-due ninety days or more and still accruing interest	702	—

Note 4. Allowance for Loans Losses

Changes in the allowance for loan losses for the years ended December 31, 2008 and 2007 were as follows:

(Dollars In Thousands)	2008	2007
Balance, beginning	$1,471	$664
Provision charged to operating expense	1,648	857
Recoveries of amounts charged off	—	—
Loans charged off	(257)	(50)

Balance, ending	$2,862	$1,471

Note 5. Property and Equipment

The major components of property and equipment at December 31, 2008 and 2007 were as follows:

(Dollars In Thousands)	2008	2007
Land	$1,817	$1,076
Buildings and improvements	3,688	2,898
Leasehold improvements	2,346	1,962
Furniture and equipment	1,668	1,196
Software	209	168
Construction in process	—	989

Property and equipment, total	9,728	8,289
Less accumulated depreciation and amortization	1,121	634

Property and equipment, net	$8,607	$7,655

Depreciation and amortization expense was $498,000 and $373,000 for the years ended December 31, 2008 and 2007, respectively.

Leases

The Bank currently leases its main office under a non-cancelable lease agreement. The lease expires December 15, 2015 and provides an option to extend the lease for two additional five-year periods. Terms of the agreement provide for an annual rental increase based on a published inflation index, not to exceed three percent over the rent for the immediately preceding lease year. Minimum annual payments until expiration at December 15, 2015 are $161,040. The Bank currently leases one branch location under a non-cancelable lease agreement. Terms of the agreement provide for an annual rental increase based on a published inflation index, not to exceed three percent over the rent for the immediately preceding lease year. The lease expires on July 31, 2016 and provides an option to extend the lease for two additional five-year periods. Minimum annual payments until expiration at July 31, 2016 are $98,688. The Bank currently leases one other branch location along with additional office space under non-cancelable lease agreements. Terms of the agreements provide for a rental increase of ten percent upon renewal of the leases. The leases expire on April 30, 2013 and provide an option to extend the leases for one additional five-year period. Minimum annual payments until expiration at April 30, 2013 are $19,584.

Rent expense for the year ended December 31, 2008 and 2007 was $265,000 and $194,000, respectively.

Note 6. Deposits

The aggregate amount of time deposits in denominations of one hundred thousand dollars or more at December 31, 2008 and 2007 was $47,458,000 and $15,894,000, respectively. At December 31, 2008, the scheduled maturities of time deposits are as follows:

(Dollars in Thousands)
2009	$115,726
2010	3,023
2011	1,894
2012	2,708
2013	277

$123,628

The Bank obtains certain deposits through the efforts of third-party deposit brokers. At December 31, 2008 and 2007, brokered deposits totaled $25.1 million and $15.9 million, respectively, and were included in interest-bearing deposits on the balance sheets.

Note 7. Short Term Borrowings

Short term borrowings consist of the following at December 31, 2008 and 2007:

(Dollars In Thousands)	2008	2007
Securities sold under agreements to repurchase	$898	$329

Weighted average interest rate	1.29%	4.64%

Short term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the day sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions. At December 31, 2008, the Bank had established $22 million in federal funds lines of credit with no balance outstanding.

Note 8. Federal Home Loan Bank Borrowings

The Bank has outstanding long-term debt with the Federal Home Loan Bank of Atlanta in the amount of $18.2 million and $13.0 million as of December 31, 2008 and 2007, respectively. The long-term debt is comprised of one convertible advance in the amount of $3.0 million, one convertible advance in the amount of $4.0 million, one fixed rate advance in the amount of $6.0 million, one fixed rate advance in the amount of $1.0 million and one adjustable rate advance of $4.2 million. The Federal Home Loan Bank of Atlanta has the option to convert the convertible advances on the conversion dates below, and on any quarterly interest payment date thereafter, with at least two business days notice. If called, the advance will be converted into a 3-month London Interbank Offered Rate (LIBOR) based adjustable rate credit.

At December 31, 2008 and 2007, the long term borrowings from the Federal Home Loan Bank of Atlanta were as follows:

Advance	Maturity	Conversion	Current	(Dollars In Thousands)
Date	Date	Date	Rate	2008	2007
May 18, 2007	May 18, 2012	May 18, 2008	4.49%	$3,000	$3,000
September 7, 2007	September 7, 2017	March 7, 2008	3.69%	4,000	4,000
December 21, 2007	December 21, 2009	—	3.97%	6,000	6,000
March 4, 2008	March 4, 2013	March 4, 2009	2.30%	1,000	—
May 15, 2008	May 15, 2009	—	0.46%	4,200	—

				$18,200	$13,000

The Bank had collateral pledged on these borrowings at December 31, 2008 including real estate loans totaling $26.7 million, and Federal Home Loan Bank stock with a book value of $1.1 million.

Note 9. Fair Value Measurements

Bank adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157), on January 1, 2008 to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. SFAS 157 clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

In February 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 for such nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Thus, the Bank has only partially applied SFAS 157. Those items affected by FSP 157-2 include other real estate owned (OREO), goodwill and core deposit intangibles.

In October 2008, the FASB issued Staff Position No. 157-3 (FSP 157-3) to clarify the application of SFAS 157 in a market that is not active and to provide key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financials statements were not issued. SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions. The three levels of the fair value hierarchy under SFAS 157 based on these two types of inputs are as follows:

Level 1	-	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2	-	Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3	-	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Bank to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

Derivative assets: Derivative assets are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar assets by using pricing models that considers observable market data (Level 2).

Derivative liabilities: Derivative liabilities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar liabilities by using pricing models that considers observable market data (Level 2).

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(Dollars in Thousands)		Carrying value at December 31, 2008
Description	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	$9,488		$9,488
Derivative assets	$405		$405
Liabilities:
Derivative liabilities	$405		$405

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Bank to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Operations.

The following table summarizes the Bank’s financial assets that were measured at fair value on a nonrecurring basis during the period.

(Dollars in Thousands)		Carrying value at December 31, 2008
Description	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans	$1,051		$1,051

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and due from banks: The carrying amounts reported in the balance sheet for cash and due from banks approximate their fair values.

Federal funds sold: Federal funds sold consist of overnight loans to other financial institutions and mature within one to three days. At December 31, 2008 and 2007, management believes the carrying value of federal funds sold approximates estimated market value.

Available-for-sale and restricted equity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values, based on the redemption provisions of the entities.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated contractual maturities on such time deposits.

Short term borrowings: Short term borrowings consist of overnight borrowings and mature within one to three days. At December 31, 2008 and 2007, management believes the carrying value of securities sold under agreements to repurchase approximates estimated market value.

FHLB borrowings: The fair values for long term borrowings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long term borrowings to the contractual maturities on such long term borrowings.

Accrued interest: The carrying amount of accrued interest receivable and payable approximates its fair value.

Off-balance sheet financial instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements. At December 31, 2008 and 2007, the fair value of loan commitments and standby letters of credit were deemed to be immaterial.

The carrying amounts and approximate fair values of the Bank’s financial instruments are as follows at December 31, 2008 and 2007.

	2008		2007
(Dollars in Thousands)	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets
Cash and due from banks	$3,186	$3,186	$2,440	$2,440
Federal funds sold	520	520	2,211	2,211
Securities available-for-sale	9,488	9,488	8,008	8,008
Restricted equity securities	1,767	1,767	1,395	1,395
Loans, net	208,391	207,763	132,332	133,665
Accrued income	765	765	630	630
Financial liabilities
Total deposits	188,411	189,142	119,690	119,738
Short term borrowings	898	898	329	329
FHLB borrowings	18,200	19,128	13,000	13,062
Accrued interest payable	854	854	751	751

Note 10. Loss per Share

The following table details the computation of basic and diluted loss per share for the years ended December 31, 2008 and 2007.

In Thousands, Except Share and per share data.	2008	2007
Net loss	$(2,175)	$(1,662)

Weighted average common shares outstanding	2,725,488	2,500,000

Weighted average common shares outstanding, diluted	2,725,488	2,500,000

Basic and diluted loss per share	$(0.80)	$(0.66)

At December 31, 2008 and 2007, stock options to purchase 445,000 and 440,000 shares, respectively, were outstanding. These options were not included in the calculation of diluted weighted average shares as their impact would be anti-dilutive.

Note 11. Stock Based Compensation

The Bank has a 2005 Stock Option Plan (the Plan) pursuant to which the Bank’s Board of Directors may grant stock options to directors, officers and employees. On January 1, 2006, the Bank adopted the provisions of, and account for stock-based compensation in accordance with SFAS 123R. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Bank uses the Black-Scholes option pricing model to determine the fair value of stock options. The fair value of the stock based payment awards is affected by the price of our stock and a number of financial assumptions and variables. These variables include the risk free interest rate, expected dividend rate, expected stock price volatility and the expected life of the options.

The following table shows the assumptions for the Black-Scholes model used in determining the fair value of options granted for the years ending December 31, 2008 and 2007.

	2008	2007
Expected dividend yield	0.75%	0.75%
Risk-free interest rate	2.67%	4.61%
Expected life of options (in years)	6	6
Expected volatility of stock price	39%	33%

The expected volatility in 2008 and 2007 is based on the Bank’s stock price during the previous year. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options granted. The expected life is based on the average of the contractual life and vesting schedule for the options granted. The dividend yield assumption is based on expected dividend payouts.

A summary of option activity under the 2005 stock option plan during the year ended December 31, 2008 is as follows:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Weighted Average Contractual Term
Balance at December 31, 2007	440,000	$10.05
Granted	16,000	12.44
Exercised	—	—
Forfeited	(11,000)	10.09

Balance at December 31, 2008	445,000	$10.13	$—	7.40 years

Exercisable at December 31, 2008	425,667	$10.03	$—	7.31 years

Weighted-average fair value of options granted during the year		$3.70

(1)	The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2008.

The Bank recorded stock based compensation expense of $28,000 and $10,000 for the years ended December 31, 2008 and 2007, respectively. At December 31, 2008, the total compensation cost related to nonvested options was $54 thousand. This expense will be recognized over a weighted average period of 2.1 years.

Note 12. Employee Benefit Plans Defined Contribution Plan

The Bank adopted a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. The Bank makes non-discretionary matching contributions of 100% of the employee’s deferral up to 3% of compensation and matches 50% of the employee’s next 3% deferral. In addition, the Bank may make additional contributions at the discretion of the Board of Directors. The Bank’s matching contributions were $118,000 and $83,000 for the years ended December 31, 2008 and 2007, respectively.

Note 13. Income Taxes

The Bank files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Bank is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2005. The Bank adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no impact on the financial statements.

Operating Loss Carryforwards

The Bank has operating loss carryforwards of $4,671,000 for federal income tax purposes that may be used to offset future taxable income. If not previously utilized, the federal loss carryforward will begin to expire in 2025.

Current and Deferred Income Tax Components

The components of income tax expense for the periods ended December 31, 2008 and 2007 are as follows:

(Dollars In Thousands)	2008	2007
Current tax expense	$—	$—
Deferred tax benefit	(713)	(565)
Deferred tax asset valuation allowance change	713	565

	$—	$—

Deferred Income Tax Analysis

The significant components of net deferred tax assets at December 31, 2008 and 2007 are summarized as follows:

(Dollars In Thousands)	2008	2007
Deferred tax assets
Net operating losses	$1,582	$1,128
Pre-opening expenses	191	207
Allowance for loan losses	888	444
Stock based compensation	236	236

Deferred tax asset	2,897	2,015

Deferred tax liabilities
Depreciation	200	156
Accretion of bond discount	14	14
Deferred loan fees	252	127

Deferred tax liability	466	297

Net Deferred tax asset	2,431	1,718

Valuation allowance	(2,431)	(1,718)

	$—	$—

Note 14. Commitments and Contingencies

Litigation

In the normal course of business the Bank may be involved in various legal proceedings. The Bank was not involved in any litigation for the year ended December 31, 2008.

Financial Instruments with Off-balance-sheet Risk

The Bank is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instrument, for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for off balance-sheet instruments.

A summary of the Bank’s commitments at December 31, 2008 and 2007 is as follows (dollars in thousands):

(Dollars in Thousands)	2008	2007
Commitments to extend credit	$25,338	$21,602
Unfunded commitments under lines of credit	9,754	7,085
Standby letters of credit	3,110	1,420

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

The Bank is required to maintain certain required reserve balances with the Federal Reserve Bank. At December 31, 2008 and 2007, these reserve balances amounted to $85,000 at each date.

The Bank from time to time may have cash and cash equivalents on deposit with financial institutions that exceed federally insured limits.

Financial Derivatives

Financial Derivatives are reported at fair value in other assets and other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings. In 2008, the Bank entered into interest rate swaps to facilitate customer transactions in connection with their financing needs. Upon entering into swaps with the borrowers to meet their financing needs, the Bank entered into offsetting positions with counterparties to minimize risk to the Bank. These back-to-back swaps qualify as derivatives, but are not designated as hedging instruments.

Interest rate swap contracts involve the risk of dealing with borrowers and counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Bank, and results in credit risk to the Bank. When the fair value of a derivative instrument contract is negative, the Bank owes the customer or counterparty and therefore, has no risk.

A summary of the Bank’s interest rate swaps is as follows (dollars in thousands):

	December 31, 2008
(Dollars in Thousands)	Notional Amount	Estimated Fair Value
Interest rate swap agreements:
Pay fixed / receive variable swaps	$3,000	$(405)
Pay variable / receive fixed swaps	3,000	405

Total	$6,000	$—

Note 15. Regulatory Restrictions

Dividends

The Bank, as a Virginia banking corporation, may pay dividends only out of its retained earnings. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank. At December 31, 2008 there are no retained earnings available from which to pay dividends.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the applicable regulations. As of December 31, 2008, management believes the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation, the Bank met the criteria to be considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the following table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008
Total Capital (to Risk-Weighted Assets)	$26,752	11.9%	$18,028	8.0%	$22,535	10.0%
Tier I Capital (to Risk-Weighted Assets)	$23,935	10.6%	$9,014	4.0%	$13,521	6.0%
Tier I Capital (to Average Assets)	$23,935	10.8%	$8,878	4.0%	$11,098	5.0%
December 31, 2007
Total Capital (to Risk-Weighted Assets)	$22,113	14.9%	$11,894	8.0%	$14,868	10.0%
Tier I Capital (to Risk-Weighted Assets)	$20,642	13.9%	$5,947	4.0%	$8,921	6.0%
Tier I Capital (to Average Assets)	$20,642	15.0%	$5,514	4.0%	$6,893	5.0%

Note 16. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Aggregate loan transactions with related parties were as follows:

(Dollars in Thousands)	2008	2007
Balance, beginning	$8,436	$4,104
New loans	6,999	5,867
Repayments	(5,294)	(1,535)

Balance, ending	$10,141	$8,436

Note 17. Private Placement

On June 30, 2008 the Bank completed a $5,492,500 private placement of its common stock. Pursuant to the terms of the Private Placement Memorandum, dated March 28, 2008, the Company sold 439,400 shares of its common stock at a price of $12.50 per share. The net proceeds of the private placement were $5,439,900 after deducting stock issuance costs of $52,600. The Bank plans to use the net proceeds from the offering to support the establishment of its branch and loan production office in the New River Valley market and its entry into this new market.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

HomeTown Bank

Roanoke. Virginia

We have audited the accompanying balance sheets of HomeTown Bank as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HomeTown Bank as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assessment of the effectiveness of HomeTown Bank’s internal control over financial reporting as of December 31, 2008, included in the accompanying Management’s Report on Internal Control over Financial Reporting and accordingly, we do not express an opinion thereon.

Winchester, Virginia March 26, 2009

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL

REPORTING

HomeTown Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. HomeTown Bank’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of HomeTown Bank’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, HomeTown Bank’s internal control over financial reporting was effective.

This annual report does not include an attestation report of HomeTown Bank’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by HomeTown Bank’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit filers to provide only management’s report in this annual report.

THE ANNUAL MEETING

Matters To Be Voted on at The Annual Meeting

At the Meeting, you will be asked to vote on:

•

The reorganization of the Bank into a holding company structure, including adoption of the Plan and Agreement of Share Exchange, dated as of December 8, 2008 between the Bank and the Company. We organized the Company as a new Virginia corporation to become the holding company for the Bank. Through the share exchange between the Bank and the Company, each outstanding share of common stock of the Bank will be converted into an equivalent share of common stock of the Company.

•	Separate approval of each of the following provisions of the Articles of Incorporation of the Company (“Article Provision(s)”) which represent material changes from the Bank’s Articles:

•	The Company Articles permit the Board of Directors of the Company to authorize the issuance of one or more series of preferred stock from time to time.

•	The Company Articles do not have a minimum or maximum number of directors like the Bank Articles provide.

•	The Company Articles divide the Company’s Board into 3 classes of directors with staggered three year terms.

•	The Company Articles permit at least two-thirds of all shares to remove Company directors with or without cause.

•

The Company Articles reduce to a majority of the outstanding shares the number required to approve fundamental transactions like an amendment to the Articles, a merger, a share exchange, sale of all or substantially all of the Company’s assets or dissolution so long as at least two-thirds of directors approve and recommend the transaction.

•	A proposal to allow the Chairman of the annual meeting to postpone the Meeting if necessary to allow for more time to solicit additional shares in favor of the reorganization.

•	The election of sixteen (16) directors to the board of directors of the Bank.

•

Any other business as may properly come before the Meeting or any adjournment of the Meeting. Except for procedural matters related to the conduct of the Meeting, management is not aware of any other matters which could come before the Meeting.

Who is Eligible to Vote

If you held Bank common stock at the close of business on May 15, 2009, you are entitled to vote at the Meeting. On May 15, 2009, there were 2,939,400 shares of Bank common stock outstanding. On that day, there were 2,036 holders of record of common stock. Each share of common stock is entitled to one vote on each matter properly presented at the Meeting.

Quorum, Required Vote

At least a majority of the total number of shares of common stock entitled to vote must attend the Meeting, in person or by proxy, to constitute a quorum for matters to be voted upon by the common stockholders. We will count shares that abstain and broker “non-votes“ as present for purposes of determining the presence of a quorum. If we have not obtained sufficient votes for a quorum, the Meeting may be adjourned or postponed to permit us to further solicit proxies.

We will count abstentions in tabulations of the votes cast to determine whether a proposal has been approved. Unlike abstentions, broker “non-votes” will not be counted to determine the number of votes cast for any proposal. In addition, like abstentions, broker “non-votes” will not be counted as for or against a proposal. Broker-dealer firms holding shares of the Bank in “street name” for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on each proposal before the Meeting. Broker “non-votes” will occur if your shares are held by a broker and are voted on one or more matters at the Meeting, but they are not voted by the broker on a “non-routine” matter, such as the proposal to approve the reorganization, because you have not given the broker voting instructions on that matter. You may vote FOR the reorganization, AGAINST the reorganization, or ABSTAIN by checking the appropriate box.

More than two-thirds of the Bank’s outstanding common stock must approve the reorganization for it to be passed. Consequently, the required vote of the Bank’s common stockholders is based on the total number of shares of the Bank’s common stock outstanding and not on the number of shares which are actually voted. Not returning a proxy card, not voting in person at the Meeting, abstaining from voting, or not instructing a broker on voting (thus, a broker “non-vote”) will have the same effect as voting against the Plan and Agreement of Share Exchange.

If a quorum is established, directors will be elected by a plurality of votes cast by shares entitled to vote. “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. Approval of each of the Article Provisions and of any other matter that properly comes before the meeting will require the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the particular matter.

A signed proxy card or other authorization by a beneficial owner of Bank shares that does not specify how the beneficial owner’s shares should be voted on a proposal will be deemed an instruction to vote such shares in favor of the reorganization.

Revocability of Proxies

The proxies solicited pursuant to this proxy statement, if properly signed and returned to the Bank, will be voted in accordance with the instructions contained in the proxies, unless revoked prior to their use. Executed proxies with no instructions indicated on the proxy card will be voted for the reorganization and for the nominees for directors. If you properly submit a proxy card, you may revoke it at any time before it is exercised by (1) filing a written notice of revocation with William C. Moses, Corporate Secretary, HomeTown Bank, 202 South Jefferson Street, Roanoke, Virginia 24011, (2) submitting a duly executed proxy card bearing a later date or (3) appearing at the Meeting and giving the Administrative Assistant notice of your intention to vote in person.

Proxies solicited pursuant to this proxy statement will be returned to the proxy solicitors and will be tabulated by inspectors of election designated by the board of directors of the Bank who are employees of the Bank. If any proxies or the tabulation is questioned, three judges, who are not executive officers or directors, will review the matter and make a final determination. After the final adjournment of the Meeting, the proxies will be returned to the board of directors of the Bank for safekeeping. Proxies solicited pursuant to this proxy statement may be used only at the Meeting and any adjournment of the Meeting and will not be used for any other meetings.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of the Bank may solicit proxies for the Meeting from stockholders personally or by telephone or telegram without receiving additional compensation for these activities. The Bank will bear the cost of soliciting proxies. The Bank also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

ITEM I.	PROPOSED REORGANIZATION INTO A BANK HOLDING COMPANY

The reorganization will be accomplished pursuant to the Plan and Agreement of Share Exchange dated as of December 8, 2008 (the “Plan”). We have attached a copy of the Plan to this proxy statement as Appendix A and incorporate the Plan by reference into this proxy statement/prospectus. We urge you to read the entire Plan.

Parties to the Reorganization

•

HomeTown Bank: a publicly owned full service commercial bank governed by the Virginia Banking Act, provides a wide range of financial services for retail and commercial customers. Its principal executive offices are located at 202 South Jefferson Street, Roanoke, Virginia 24011, and its telephone number is (540) 345-6000. The Bank operates under the supervision regulations of the BFI and, as a member of the Federal Reserve System, of the Federal Reserve. The Bank’s deposits are insured by the FDIC to the full extent provided by law.

•

HomeTown Bankshares Corporation: a corporation formed under the laws of the Commonwealth of Virginia on December 8, 2008 to serve as a bank holding company after the reorganization. The Company has no prior operating history. Its principal executive offices are located at the Bank’s address, and it has the same telephone number as the Bank. If the reorganization is approved the Company will operate under the regulations and supervision of the Federal Reserve and the BFI.

Description of Proposed Reorganization

If our stockholders approve the reorganization and all of the other conditions set forth in the Plan are satisfied, on the effective date of the reorganization, other than dissenting shares, each share of the Bank’s common stock that is outstanding immediately prior to the reorganization will automatically by operation of law become one share of Company common stock.

After the reorganization, the former holders of the Bank’s outstanding common stock who do not exercise dissenters’ rights will hold all of the outstanding shares of Company common stock, and the Company will own all of the Bank’s outstanding capital stock.

After the reorganization, the Bank will continue its existing business and operations as a wholly owned subsidiary of the Company and the consolidated (1) capitalization, (2) assets, (3) liabilities, (4) income and (5) financial statements of the Company immediately following the reorganization will be substantially the same as those of the Bank immediately prior to the reorganization. The articles of incorporation and the bylaws of the Bank will continue in effect, and will not be affected in any material manner by the reorganization. The Bank will continue to use the name “HomeTown Bank.”

The board of directors of the Bank believes that the reorganization is in the best interests of the Bank’s stockholders for the reasons described below in the subsection captioned “Reasons for the Reorganization.” The boards of directors of the Bank and Company have approved the Plan. If the Bank’s stockholders approve the Plan and the other conditions described below are satisfied, the reorganization will become effective at the time specified in a Certificate of Share Exchange to be issued by the Virginia State Corporation Commission.

Reasons for the Reorganization

•

The Company will provide additional funding sources for the Bank, as well as better access to diverse money and capital markets. As discussed above, the holding company will facilitate the Bank’s participation in the TARP. As another example, the holding company, unlike the bank, will be permitted to raise capital by issuing “capital securities.” Any capital raised by the Company could then be invested as capital in the Bank. In general, we believe that operating as a bank holding company will serve the interests of the banking public and the stockholders of the Bank by improving the capital strength, capability and scope for service in a highly competitive environment.

•

The banking industry and the broader financial services industry are experiencing change and uncertainty. Historical distinctions between various types of financial institutions are eroding rapidly, and banks are competing for business with companies that are not limited to traditional banking services. We believe the holding company structure will enable us to compete more effectively.

•

Traditional restrictions on branch banking have given way to multi-state banking. Thus, banks are subject to aggressive competition from other financial institutions, local, regional and national, as well as non-financial institutions offering an array of financial products and services. We believe the holding company structure provides us with more strategic flexibility.

•

Current laws limit banks’ ability to supplement traditional financial services and products and to diversify into other related ventures in order to respond to these competitive demands. The laws and regulations applicable to bank holding companies, however, allow holding companies somewhat greater flexibility in expanding their markets and in increasing the variety of services they and their subsidiaries provide their customers as may be needed to remain competitive. Under the federal Bank Holding Company Act, in addition to banks, the Company may own companies whose activities are closely related to banking. The proposed new corporate structure will enhance the Bank’s ability to compete under the laws and conditions prevailing today and to respond effectively in the future to changing market conditions, while permitting the continuation of those services presently provided by the Bank to its customers.

•

The new holding company structure also may be used to affiliate with other banks and with companies already established in financially oriented activities. While the corporation contemplates no specific acquisitions at this time, the holding company structure increases the attractiveness of these affiliations by enabling other entities under the appropriate circumstances to affiliate with the bank and to maintain their own identities.

•

A bank holding company may repurchase its own stock, without the approval of any regulatory agency, within certain limitations, as long as the company remains a “well-capitalized institution,” as defined by regulation, after the repurchase. Generally, the Bank may not repurchase its stock. By having the power to repurchase stock, a bank holding company can be an additional source of liquidity for a stockholder who may desire to sell his shares.

•

The Company also may provide more defenses against an unwanted attempt by another party to acquire or gain control of the Bank. We are not aware of anyone who currently plans to acquire the Bank. See “Supervision and Regulation” on page 103.

•

The Bank pays a state franchise tax based on its capital. The Company will pay income tax but not a capital-based franchise tax. The restructuring will reduce the Bank’s capital for purposes of the franchise tax and we believe that the reduction in franchise taxes that the Bank pays will exceed the income taxes paid by the Company.

Recommendation of HomeTown Bank’s Board of Directors

After careful consideration, the Bank’s board of directors has determined that the reorganization is advisable and in the best interests of the Bank and its stockholders and has approved the Plan and the transactions contemplated by the Plan. We recommend that you vote FOR approval of the Plan.

Vote Required

The affirmative vote of more than two-thirds of the shares of HomeTown Bank common stock outstanding and entitled to vote on the record date is required to approve the reorganization.

Treatment of Stock Certificates

After the reorganization, the former Bank’s stockholders who do not exercise dissenters’ rights will be entitled to exchange their Bank stock certificates for new certificates representing the same number of shares of Company common stock. Until so exchanged, Bank stock certificates will, for all purposes, represent the same number of Company shares and the holders of Bank certificates who do not exercise dissenters’ rights will have all of the rights of Company stockholders.

After the reorganization takes place, instructions concerning the exchange of stock certificates will be sent to all holders of record as of the effective date of the reorganization. The Company intends to act as its own stock transfer agent.

Transfer of Shares

The stock transfer books of the Bank will be closed immediately after the reorganization and no transfers of shares of the Bank common stock will be made or recorded on the stock transfer books after the reorganization.

Conditions That Must Be Satisfied Before The Reorganization Can Occur

The following conditions must be satisfied before the reorganization can occur:

•	an effective registration statement under the Securities Act of 1933 for Company common stock;

•	compliance with all applicable state securities laws relating to the issuance of Company common;

•	approval of more than two-thirds of the issued and outstanding shares of the Bank’s outstanding common stock;

•	approval of the Board of Governors of the Federal Reserve System for the Company to become a bank holding company (approval received on January 6, 2009 and extended until July 7, 2009);

•	approval of the BFI for the Company to acquire control of the Bank (approval received on January 28, 2009);

•

additional extensions of the approval of the Board of Governors of the Federal Reserve System for the Company to become a bank holding company may be necessary if the reorganization is not approved by the stockholders by July 7, 2009. The BFI approval does not require any extensions;

•

no imposition of any condition or requirement by any regulatory authority that would materially and adversely affect the operations or business prospects of the Company or the Bank following the effective date which would make the completion of the reorganization inadvisable; and

•	an opinion of counsel to the Bank regarding the U.S. income tax consequences of the reorganization.

Differences in Stockholder Rights as a Result of the Reorganization

If the reorganization takes place, the Bank’s stockholders will become stockholders of HomeTown Bankshares Corporation, a Virginia corporation. Accordingly, their rights will continue to be governed by the Virginia Stock Corporation Act and the articles of incorporation and bylaws of the Company. Due to several distinctions between the articles of incorporation and bylaws of the Bank and the Company, there will be some differences in your stockholder rights, although some of these require your specific approval as discussed below. The following discussion summarizes the material differences in stockholder rights that will arise as a result of the reorganization. As noted above, some of these differences must be approved by you to be effective after the reorganization (these are items II, III, IV, V, and VI referenced below). The articles of incorporation and bylaws of the Company and of the Bank are attached to this proxy statement/prospectus at Appendix B. We urge all stockholders to read these documents.

Payment of Dividends. The restrictions on the payment of dividends by the Company are different from the restrictions applicable to the Bank. Under Virginia corporate law, dividends may be paid out only if after making the distribution the corporation can pay its debts and its assets exceed its liabilities. The Company’s ability to pay dividends also may be restricted by minimum capital requirements imposed by the Federal Reserve. The Federal Reserve has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. You should note, though, that after the reorganization, the Company’s principal source of income initially will consist of dividends, if any, from the Bank, and the existing restrictions on the Bank’s ability to pay dividends will continue in effect and impact the Company’s ability to pay dividends. The Bank has not paid dividends and does not expect to do so in the foreseeable future. The same will be true of the Company.

Authorized Capital. The Bank’s Articles of Incorporation authorize the issuance of up to 10,000,000 shares of common stock, par value $5.00 per share, of which 2,939,400 shares were issued and outstanding as of May 15, 2009. The Bank is not authorized to issue shares of preferred stock. The Company’s Articles will authorize the issuance of up to 10,000,000 shares of common stock, of which 10 shares were issued and outstanding to the Bank as of the date of these proxy materials. If no dissenters’ rights are exercised the Company will have 2,939,400 shares of common stock outstanding after the restructuring is effected. The Company also will be authorized to issue up to 5,000,000 shares of preferred stock on terms set by the Company’s board, which could favor holders of preferred stock over holders of common stock in the payment of dividend, and could also be used to prevent a takeover attempt. Some of the preferred shares may be issued to the Treasury if the Company participates in the TARP. At present the Company expects to issue up to 5,979 shares of preferred to the Treasury in connection with the TARP participation. In addition, if the Company participates in the TARP, the Company will issue the Warrants to purchase 299 shares of the Warrant Preferred. If all Warrants are exercised the number of preferred shares outstanding will be 6,278.

Authorization to Issue Preferred Shares. See “Item II, Proposed Provisions in the Company’s Articles Authorizing Issuance of Preferred Stock” on page 57.

Stockholder Vote Required for Certain Actions. See “Item VI, Proposed Provision in the Articles Related to Approval of Mergers, Share Exchanges and Certain Other Corporation Transactions” on page 59.

Size and Classification of Board of Directors. See “Item III, Proposed Provision in the Articles Related to Number of Directors” and “Item IV, Proposed Provision in the Articles Related to Terms of Directors” on page 58.

Removal of Directors. See “Item V, Proposed Provision in the Articles Related to Removal of Directors” on page 59.

Director Liability and Indemnification. The Bank’s Articles provide that the Bank may indemnify a director, officer or employee made a party to a proceeding because of being a director, officer or employee of the Bank for reasonable expenses, unless the director or officer engaged in willful misconduct or knowing violation of criminal law.

The Company’s Articles provide that each director and officer shall be indemnified against liabilities, penalties and claims because of serving as a holding company director or officer, serving as an officer, director, employee, agent of another entity at Company request, except as to matters for which he is finally adjudged liable due to willful misconduct or knowing violation of criminal law. The Company’s Articles also eliminate liability to the Company and its stockholders of each director and officer for monetary damages to the full extent permitted by Virginia law, except for liability for willful misconduct or a knowing violation of criminal or securities laws.

Special Meetings of Stockholders. The Bank’s Bylaws provide that special meetings of the stockholders may be called by the Chairman of the Board, the President, the Secretary, a majority of the directors, or by stockholders owning, in the aggregate, at least 10% of the outstanding stock of the Bank.

Company Bylaws provide that special meetings of the stockholders may be called by a majority of the board of directors, the Chairman of the Board, the President or by Company stockholders holding at least 20% of the outstanding shares of the Company.

Director Nomination and Stockholder Proposals. It is the practice of the Bank for the board to consider candidates for board election. The entire board then determines which candidates should be recommended to the stockholders for approval at the annual meeting. The Company is expected to follow the same practice. Replacement directors are appointed by the board until the annual meeting and the same would be true with respect to the Company.

Rule 14a-8 of the regulations promulgated by the SEC under the Exchange Act, however, provides that stockholders who own at least 1% or $2,000 of market value of voting securities of a registrant, which will include the Company, may make a proposal for a vote at a stockholders’ meeting if the proposal is received on a timely basis and may not otherwise be omitted by the registrant, all as described in more detail in that rule.

Stockholder Voting Rights in General. You neither have preemptive rights as a Bank stockholder nor do you do have cumulative voting rights in the election of directors. As a Company stockholder, you will have neither preemptive rights nor cumulative voting rights. See “Description of Holding Company Capital Stock” on page 75.

State Anti-takeover Statutes. Virginia corporate law restricts transactions between a corporation and its affiliates and potential acquirers. Virginia corporate law applies to the Company and, except as otherwise provided in the Virginia Banking Act, to the Bank. The summary below is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions.

•

Affiliated Transactions. Virginia corporate law treats “Affiliated Transactions” differently from other similar transactions. Affiliated Transactions include certain mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, and similar transactions which have the effect of increasing by more than 5% the voting strength of a stockholder who already owns at least 10% of voting stock.

The provisions governing Affiliated Transactions generally require that, for three years following the date upon which any stockholder acquires at least a 10% voting interest, any Affiliated Transaction must be approved by the affirmative vote of at least two-thirds of the outstanding voting shares, other than the shares of the large stockholder, and by a majority (but not less than two) of the corporation’s board of directors who (i) were members before the date on which the stockholder acquired his 10% interest or (ii) were recommended for election by a majority of such directors. These are called disinterested directors. After the three year period, these provisions require approval of the Affiliated Transaction by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation, other than those of the large stockholder, but not by the disinterested directors; approval by a majority of the corporation’s disinterested directors; or, that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that stockholders must receive for their share the higher of the highest per share price paid by the large stockholder attempting to engage in an Affiliated Transaction for his or its shares, or the fair market value of the shares. These provisions were designed to deter certain takeovers of Virginia corporations lacking substantial support among either incumbent directors or stockholders generally. There are no Bank stockholders who would be restricted by the Affiliated Transactions laws as Company stockholders.

•

Control Share Acquisitions. The Virginia Control Share Acquisitions statute also is designed to afford stockholders of a Virginia public company protection against certain types of non-negotiated acquisitions in which a party seeks to gain voting control. The statute generally applies to acquisitions of shares of a corporation which would result in ownership of at least 20% of the corporation’s voting shares. These “control shares” will not be entitled to voting rights unless the holders of a majority of the other shares vote to accord the “Control Shares” with voting rights. Under certain circumstances, the statute grants dissenters’ rights to stockholders who vote against granting voting rights to the “Control Shares.” A corporation may also provide for redemption of control shares with no voting rights. Among the acquisitions specifically excluded from the statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party.

•	Dissenters’ Rights. For a description of the respective rights for dissenting stockholders of the bank, see “The Reorganization - Rights for Dissenting Stockholders” on page 56.

Tax Consequences of the Reorganization

Before the reorganization may take place, the Bank must receive an opinion of counsel that the reorganization will qualify as a tax-free exchange within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. Gentry Locke Rakes & Moore, LLP has delivered to the Board of Directors of the Company and of the Bank an opinion to this effect. Based on such opinion, as a tax-free exchange, the reorganization will have the following federal income tax consequences:

(1) No gain, loss or income will be recognized by the Company upon the receipt of Bank common stock solely in exchange for Company common stock;

(2) No gain or loss will be recognized by the stockholders of Bank common stock upon the transfer of their common stock to the Company solely in exchange for Company common stock;

(3) The aggregate basis of Company common stock received by the Bank stockholders in the share exchange will be the same as the aggregate basis of Bank common stock exchanged for it;

(4) The holding period of Company common stock to be received by Bank stockholders will include the period during which Bank common stock surrendered in exchange for it was held, provided Bank common stock was held as a capital asset on the date of the exchange; and

(5) Bank stockholders who exercise their dissenters’ rights generally will recognize gain or loss equal to the difference between the amount of money received and their adjusted basis in their Bank common stock held.

Each Bank stockholder should consult its tax counsel as to the specific federal and state tax consequences of the reorganization, if any, to that stockholder. Gain or loss for United States income tax purposes may be recognized in the case of any Bank stockholder who receives payment in cash for the value of shares as a result of the exercise of rights as a dissenting stockholder.

Regulatory Approvals

For the reorganization to occur, the Company and the Bank must receive approvals from the Federal Reserve (which was received on January 6, 2009) and the BFI (which was received on January 28, 2009). In this section, we refer to these approvals as the required regulatory approvals. In reviewing these applications, the BFI considered, among other things, the financial and managerial resources of the Bank, the effect of the reorganization on depositors, creditors and stockholders of the Bank, and the public interest.

Neither the Company nor Bank is aware of any other governmental approvals or actions that are required for the reorganization to take place that are not described above. If any other approval or action is required, Bank and the Company presently contemplate that they would seek the approval or take the required action.

Rights of Dissenting Stockholders

The following summarizes the Virginia law of dissenter’s rights. Chapter 9, Article 15 of the Virginia Stock Corporation Act governs dissenter’s rights and is reproduced in Appendix C. It applies to the share exchange because the Bank is governed by the Virginia corporate governance laws. You should read Appendix C thoroughly.

A Bank stockholder will have the right to receive in cash the fair value of his or her Bank shares immediately prior to the completion of the share exchange if the stockholder properly exercises dissenter’s rights. A stockholder who desires to exercise dissenter’s rights must satisfy all of the following conditions.

(1) Deliver a written notice of intent to demand payment for the stockholder’s Bank shares to the Bank before the vote on the share exchange. Merely voting against, abstaining or failing to vote on the share exchange will not relieve you of giving this notice.

(2) Do not vote for approval of the share exchange. Voting for approval or delivering a proxy for the stockholders’ meeting (unless the proxy specifies a vote against or abstaining from voting on approval of the share exchange) will nullify a notice of intent to demand cash payment. If a stockholder has shares registered in his or her name, some of which are beneficially owned by another person, the stockholder may assert dissenter’s rights as to less than all of the shares registered in his or her name, only if the stockholder (i) dissents with respect to all shares registered in the stockholder’s name which are beneficially owned by any one person; and (ii) notifies the Bank in writing of the name and address of each person. The rights of a partial dissenter are determined as if the shares as to which the stockholder dissents and the stockholder’s other shares are registered in the names of different people. The beneficial owner of shares registered in another name may assert dissenter’s rights if: (i) the beneficial owner gives the written consent of the stockholder of record to the Bank to the dissent not later than the time the beneficial asserts dissenter’s rights; and (ii) the beneficial owner dissents with respect to all shares beneficially owned or over which he or she has the power to vote.

(3) If the share exchange is completed, the Bank would be required, within 10 days after completion, to deliver a notice to all stockholders who properly exercised dissenter’s rights. This notice will give specified information to the stockholder in order to complete the process of demanding cash payment for his or her shares. A stockholder who is sent a dissenter’s notice must send a payment demand to the Bank and take certain other actions within the time period provided in the notice. Failure to do so on time will cause loss of dissenter’s rights.

Generally, within 30 days after receipt of a payment demand from a dissenting stockholder, the Bank is required to pay the dissenting stockholder the amount the Bank estimates to be the fair value of the dissenter’s shares, plus accrued interest. The Bank may choose to withhold payment, however, to dissenters who were not the beneficial owners of the dissenting shares at the earlier of the first publication by the news media or the first announcement to stockholders generally of the share exchange terms. In this case, the Bank will estimate the fair value of the after acquired shares based on then current market trades, plus accrued interest; and will offer to pay that amount to each dissenter who agrees to accept it in full satisfaction of the demand. The Bank will explain to the dissenter how it computed the fair value of the after acquired shares and how it calculated interest.

Within 30 days after the Bank makes the payment to dissenters or offers payment for after acquired shares, a dissenter may notify the Bank in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due and demand payment of that amount (less what the Bank has already paid) or reject the Bank’s offer to pay and demand payment of the estimate. If any demand remains unsettled, within 60 days after receiving payment demand from the dissenter, the Bank will either ask the court to determine the fair value of the dissenting shares and the interest owed and make all dissenters whose demands remain unsettled parties to the lawsuit or pay the amount demanded.

Expenses of the Reorganization

The expenses of the reorganization, estimated to total approximately $85,000, will be borne by the Bank. No commissions of any kinds and no remuneration to directors will be paid as a result of the reorganization.

Termination of the Plan and Agreement of Share Exchange

Termination. The Plan may be terminated by the unilateral action of either of the board of directors of the Bank or the Company prior to the approval by the stockholders of the Bank, or by the mutual consent of both boards of directors of the Bank and the Company after stockholder approval. The following are some of the reasons why either or both parties might terminate the Plan:

•

The number of shares of the Bank common stock that voted against approval of the reorganization or that have sought dissenter’s rights is great enough that completion of the reorganization is unlikely or inadvisable;

•	Any action, suit, proceeding, or claim is commenced or threatened or any claim is made that could make completion of the reorganization inadvisable;

•

It is likely that a regulatory approval will not be obtained, or if obtained, has or will contain or impose a condition or requirement that would materially and adversely affect the operations or business prospects of the Company or the Bank following the effective date so as to render inadvisable the completion of the reorganization; or

•	Any other reason exists that makes completion of the share exchange inadvisable in the sole and exclusive judgment of the respective board of directors.

Each party’s decision to terminate the Plan will be made in the sole discretion of its own board of directors and for any or no reason as the respective boards may determine. Upon termination, the Plan will be deemed void and of no further effect. There will be no liability under or on account of the termination on the part of the parties, or the directors, officers, employees, agents or stockholders of any of them, except that the Bank will pay the fees and expenses incurred by the parties in connection with the transactions contemplated in the reorganization.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE REORGANIZATION, ITEM I.

ITEM II.	PROPOSED PROVISION IN THE COMPANY ARTICLES AUTHORIZING ISSUANCE OF PREFERRED STOCK

The Bank’s Articles provide for only common stock to be issued.

The Company Articles provide authority for the Board of Directors to authorize the Company to issue one or more series of preferred stock in addition to common stock. The Board may also establish the terms of any series of preferred stock.

Recommendation of HomeTown Bank’s Board of Directors

The Bank’s board of directors believes that the ability to issue preferred stock in respect not only to the possible participation in TARP but also to enable the Company where appropriate to participate in other financing opportunities without issuing common stock or debt is in the best interest of stockholders. Accordingly, the board recommends that you vote FOR approval of the provision.

Vote Required

The affirmative vote of a majority of shares of HomeTown Bank common stock represented in person or by proxy at the meeting and entitled to vote on the record is required to approve the change.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ITEM II.

ITEM III.	PROPOSED PROVISION IN THE COMPANY ARTICLES RELATED TO THE NUMBER OF DIRECTORS

The Bank’s Articles provide for a board of directors consisting of not less than 7 and not more than 20 individuals, with the exact number to be fixed by a majority of the full Bank board.

The Company Articles provide for a board of directors the number of which consist of such number of individuals as may be fixed or provided for in the bylaws of the Company. There is no fixed minimum or maximum number of directors. Thus, unless the Company’s bylaws are changed, under the Company Articles the board of directors will determine the size of the board of directors without a required minimum or maximum.

Recommendation of HomeTown Bank’s Board of Directors

The Bank’s board of directors has determined that, in the context of the reorganization, the flexibility for the Company’s board to determine the number of directors without being restricted by a minimum or maximum number is in the best interest of the Bank and its stockholders and recommends that you vote FOR approval of the change.

Vote Required

The affirmative vote of a majority of shares of HomeTown Bank common stock represented in person or by proxy at the meeting and entitled to vote on the record date is required to approve the change.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ITEM III.

ITEM IV.	PROPOSED PROVISION IN THE COMPANY ARTICLES RELATED TO THE TERMS OF DIRECTORS

Under the Bank’s Articles all directors are elected to serve until the next annual stockholders meeting. In other words, generally Bank directors serve a one year term and all stand for reelection at the same time.

The Company’s Articles provide that directors are divided into three classes, as nearly equal as possible, to be elected to staggered three year terms. To implement this the first class will expire in 2010, the second class will expire in 2011, and the third class will expire in 2012. Directors of a class whose term expires, or their replacements, will be elected at the next annual meeting of stockholders for a three year term. However, at the annual meeting in 2010, all Company directors will stand for re-election to the class in which they presently serve.

Recommendation of HomeTown Bank’s Board of Directors

The Bank’s board of directors has determined that, in the context of the reorganization, the continuity provided by longer, staggered terms of service for the board of directors is in the best interest of the Bank and its stockholders and recommends that you vote FOR approval of the change.

Vote Required

The affirmative vote of a majority of shares of HomeTown Bank common stock represented in person or by proxy at the Meeting and entitled to vote on the record date is required to approve the change.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ITEM IV.

ITEM V.	PROPOSED PROVISION IN THE COMPANY ARTICLES RELATED TO THE REMOVAL OF DIRECTORS

Neither the Virginia Banking Act nor the Bank’s Articles provide for the removal of directors, but Virginia corporate law permits stockholders to remove directors with or without cause by the vote of a majority of shares represented at a meeting specially called for such purpose.

The Company’s Articles provide that directors may be removed with or without cause with the affirmative vote of at least two-thirds of the outstanding shares of the Company.

The change requires a larger shareholder vote to remove a director during the director’s term of office.

Recommendation of HomeTown Bank’s Board of Directors

The Bank’s Board of Directors has determined that, in the context of the reorganization, the stability provided by requiring a more substantial shareholder vote to remove a sitting director is in the best interest of the Bank and its stockholders and recommends that you vote FOR approval of the change.

Vote Required

The affirmative vote of a majority of shares of HomeTown Bank common stock represented in person or by proxy at the Meeting and entitled to vote on the record date is required to approve the change.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ITEM V.

ITEM VI.	PROPOSED PROVISION IN THE COMPANY ARTICLES RELATED TO APPROVAL OF MERGERS, SHARE EXCHANGES AND CERTAIN OTHER CORPORATE TRANSACTIONS

The Bank’s Articles provide that certain fundamental matters, such as mergers, share exchanges, dissolutions, sale of substantially all of the assets, must be approved by at least two-thirds of the Bank shares outstanding.

The Company’s Articles decrease the shareholder vote required to approve these transactions to a majority of the shares entitled to vote at a meeting if recommended by at least two-thirds of the members of the board of directors.

This change makes shareholder approval of these transactions less difficult to obtain if favored by the board of directors.

Recommendation of HomeTown Bank’s Board of Directors

The Bank’s board of directors has determined that, in the context of the reorganization the change is in the best interest of the Bank and its stockholders and recommends that you vote FOR approval of the change.

A lower shareholder vote will benefit the Company by reducing the cost of soliciting shareholder vote where a substantial percentage of the board of directors has determined that the transaction would benefit the Company and its stockholders.

Vote Required

The affirmative vote of a majority of shares of HomeTown Bank common stock represented in person or by proxy at the meeting and entitled to vote on the record date is required to approve the change.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ITEM VI.

ITEM VII.	POSTPONEMENT AND ADJOURNMENT OF STOCKHOLDER MEETING

You are asked to approve, if necessary, allowing the Chairman of the meeting, who probably will be William R. Rakes, Esq., Chairman of the Board, to adjourn the annual meeting and reschedule it for a later date. This would be done if necessary to solicit further votes in favor of the reorganization and any other matters to be voted upon at the meeting. If you do not vote in favor of this proposal, your proxy may not be used by management to vote in favor of an adjournment pursuant to its discretionary authority.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PERMITTING THE POSTPONEMENT AND ADJOURNMENT, IF NECESSARY.

ITEM VIII.	ELECTION OF DIRECTORS

The Bank’s Articles provide for a board of directors consisting of not less than 7 nor more than 20 individuals, with the exact number to be fixed by a majority of the full Bank Board. Directors are elected at each annual meeting of stockholders.

At the meeting, sixteen (16) directors are to be elected to hold office at the Bank. If elected all nominees shall hold office until the 2010 Annual Meeting of Shareholder(s) or until their respective successors are duly elected and qualify. It is the intention of the named proxies, unless otherwise directed, to vote in favor of the election of the sixteen (16) nominees for director named in this paragraph for a one year term.

No director’s employer or business is an affiliate of the Bank. William Rakes, a director, is a partner at Gentry, Locke, Rakes, and Moore LLP a firm which acts as the Bank’s corporate counsel. All nominees for director are independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, except Susan Still, who is employed as President of the Bank.

Each nominee has agreed to serve if elected. In the event any named nominee shall unexpectedly be unable to serve, proxies will be voted for the remaining named nominees and such other person or persons as may be designated by the Bank’s Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE NOMINEES LISTED BELOW.

NOMINEES FOR ELECTION

The persons named below, all of whom are members of the present Board of Directors, are nominated for, election to serve as directors of the Bank.

Kenneth S. Bowling, George B. Cartledge, Jr., Warner Dalhouse, Mark S. Fink, Victor F. Foti, Daniel D. Hamrick, Shirley Martin, Edward G. Murphy, William R. Rakes, Donald G. Smith, Susan K. Still, James M. Turner, Jr., David D. Willis, Barton J. Wilner, Clifton A. Woodrum, III, Danielle A. Yarber.

The Board of Directors

Certain information, including age and principal occupation, regarding each director nominee to serve on the Board is set forth below The year shown for initial election as a director represents the year in which the nominee was first elected to the Board. Unless otherwise indicated, the business experience and principal occupations shown for each nominee has extended five or more years.

Kenneth S. Bowling, 62, has been a director since May 2008

Mr. Bowling is the Vice President of H.T. Bowling, Inc., a heavy construction company based in Radford, Virginia.

George B. Cartledge, Jr., 67, has been a director since November 2004

Mr. Cartledge is the Chairman and CEO of Grand Home Furnishings, one of the largest furniture chains in the Southern United States based on amount of furniture sold.

Warner Dalhouse, 74, has been a director since November 2004.

Mr. Dalhouse is the retired Chairman and CEO of Dominion Bankshares, Inc. Dominion Bankshares was acquired by First Union which was acquired by Wachovia. He is an owner and investor in several real estate development business ventures.

Mark S. Fink, 49, has been a director since November 2004.

Mr. Fink is a third generation owner and the President and CEO of Finks, Inc., a fine jewelry retailer based in Roanoke, Virginia with stores in Virginia and North Carolina.

Victor F. Foti, 73, has been a director since November 2004.

Mr. Foti is a retired owner of Foti, Lynn, Lowen & Co., CPA’s. He is an owner and investor in several real estate development business ventures.

Daniel D. Hamrick, 62, has been a director since May 2008.

Mr. Hamrick is an attorney in private practice in Christiansburg, Virginia. He previously served as a director of FNB Corporation (now StellarOne).

Shirley Martin, 62, has been a director since May 2008.

Ms. Martin is a retired employee of First National Bank of Christiansburg (now StellarOne).

Edward G. Murphy, M.D., 53, has been a director since November 2004.

Dr. Murphy is the President and CEO of the Carilion Clinic, formerly known as Carilion Health System, a Roanoke, Virginia based not-for-profit health care organization. Carilion owns and operates eight hospitals in the western part of Virginia.

William R. Rakes, 70, has been a director since November 2004.

Mr. Rakes is a partner at the law firm of Gentry Locke Rakes & Moore, LLP in Roanoke, Virginia.

Donald G. Smith, 73, has been a director since November 2004.

Mr. Smith is the retired Chairman and CEO of Roanoke Electric Steel Corporation. He also serves as a director of American Electric Power, a large utility provider of electricity based in Ohio.

Susan K. Still, 56, has been a director since May 2008.

Ms. Still has served as the Bank’s President and CEO since May 2008. She previous served as the Chief Lending Officer for the Bank since the Bank opened for business in November 2005. Prior to joining the Bank, she was a commercial lender for SunTrust Bank.

James M. Turner, Jr., 64, has been a director since November 2004.

Mr. Turner is the Chairman and CEO of J.M. Turner & Co., Inc., a construction firm based in Roanoke, Virginia.

David D. Willis, 50, has been a director since December 2004.

Mr. Willis is the Vice President of Rockydale Quarries Corporation based in Roanoke, Virginia which provides a variety of construction and agricultural aggregate materials and products.

Barton J. Wilner, 55, has been a director since November 2004.

Mr. Wilner is the President of Entre Computer Center, a technology resources company based in Roanoke, Virginia.

Clifton A. Woodrum, III, 70, has been a director since November 2004.

Mr. Woodrum is an attorney in private practice in Roanoke, Virginia and served as a Delegate for the Roanoke region in the House of Delegates of the Virginia General Assembly from 1980 to 2003.

Danielle Yarber, 49, has been a director since November 2004.

Ms. Yarber is the Vice President and General Manager of Xpedx, the large distributor of printing papers and graphic supplies and equipment based in Ohio.

Named Executive Officers who are not Directors

Charles W. Maness, Jr. , 52, has been employed with the Bank for three years, all in his current position as Chief Financial Officer and Principal Accounting Officer. Before coming to the Bank he was employed for a year as the Chair of the Accounting Department at National College in Roanoke, Virginia. Previously he was employed for two years as Vice President, Controller and Principal Accounting Officer for Valley Bank in Roanoke, Virginia.

William C. Moses, 53, has been employed with the Bank for three and a half years, all in his current position as Chief Credit Officer. Before coming to the Bank he was employed for ten years with Wachovia Bank in Roanoke, Virginia serving in various positions involving credit underwriting, risk management, credit review and loan administration.

The following table sets forth information as of May 15, 2009, regarding the beneficial ownership of Bank stock by all directors and nominees, each of the named executive officers and by all directors and executive officers as a group. The table also sets forth each director’s and Named Executive Officer’s name, age, and principal occupation.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Name	Shares Owned[1]		Shares Acquirable Within 60 Days[2]	Percent of Class
Kenneth S. Bowling	20,000		—	0.68
George B. Cartledge, Jr.	30,000	[3]	20,000	1.70
Warner Dalhouse	12,500		20,000	1.10
Marc S. Fink	20,000		20,000	1.36
Victor F. Foti	10,000		20,000	1.02
Daniel D. Hamrick	8,000		—	0.27
Shirley Martin	8,000		—	0.27
Edward G. Murphy, M.D.	19,400	[4]	20,000	1.34
William R. Rakes	50,340	[5]	20,000	2.39
Donald G. Smith	10,000		20,000	1.02
Susan K. Still	620		30,000	1.04
James M. Turner, Jr.	10,000	[6]	20,000	1.02
David D. Willis	18,000	[7]	20,000	1.29
Barton J. Wilner	10,000		20,000	1.02
Clifton A. Woodrum, III	29,000	[8]	20,000	1.67
Danielle Yarber	15,000	[9]	20,000	1.19
Named Executive Officers Who Are Not Directors
Charles W. Maness, Jr.	0		30,000	1.02
William C. Moses	0		30,000	1.02
All directors and named executive officers as a group	270,860		330,000	20.42

[1]	Includes shares which may be deemed beneficially owned by virtue of family relationships, joint ownership, voting power or investment power.

[2]

Each non-employee founding director was awarded non-qualified options to purchase 20,000 shares at an exercise price of $10 per share in accordance with the 2005 Stock Option Plan. The Named Executive Officers were awarded qualified options to purchase 30,000 shares at an exercise price of $10 per share. The options were vested and exercisable as of the end of 2006.

[3]	Includes 5,000 shares held by spouse and 10,000 shares held by Grand Home Furnishings.

[4]	Includes 10,000 shares held jointly with spouse and 4,400 shares as custodian for his children.

[5]	Includes 5,000 shares held by spouse and 12,900 shares by his retirement plan.

[6]	Includes 5,000 shares held in trust for his children.

[7]	Includes 8,000 shares held as custodian for his children.

[8]	Includes 5,000 shares held by spouse.

[9]	Includes 5,000 shares held by spouse.

Security Ownership of Certain Beneficial Owners

Management of the Bank is not aware of any person or group, as that term is used in Section 13(d)(3) of the Exchange Act, known by us to be the beneficial owner of more than 5% of our outstanding common stock as of May 15, 2009.

The Board of Directors does not know of any matters to be presented at the Meeting of stockholders other than as set forth above. However, if any other matters come before the meeting, proxies received pursuant to this solicitation will be voted thereon in accordance with the recommendations of the Board of Directors.

DIRECTORS MEETINGS, COMMITTEES AND FEES

Directors of the Bank currently receive no fees or other compensation for board meetings, and no fees or other compensation for attending committee meetings.

The Board of Directors held 14 meetings during fiscal year 2008. All incumbent directors attended at least 75 percent of the aggregate number of meetings held by the Board and meetings of committees on which they served.

Audit Committee Matters

The Board of Directors has appointed an Audit Committee consisting of the following nonemployee directors: Messrs. Foti (Chairman), Willis, Woodrum, and Ms. Martin. The Audit Committee, which met five times during 2008, is responsible for reviewing the financial records and reports of the Bank.

The Audit Committee is responsible for providing independent, objective oversight of the Bank’s accounting functions and internal controls. The Audit Committee is composed entirely of directors who are independent as defined by Rule 4200(a)(15) of the Financial Industry Regulatory Authority (“FINRA”). It acts under a written Charter adopted and approved by the Board of Directors. A copy of the Charter was published in the Proxy Statement for the 2006 Annual Meeting of Stockholders. A copy may be obtained, without charge, upon request from the Corporate Secretary.

The responsibilities of the Audit Committee include appointing, compensating and overseeing the firm to be engaged as the Bank’s independent accountants. Additionally, and as appropriate, the Audit Committee reviews and evaluates, and discusses and consults with management, internal audit personnel and the independent accountants regarding, the following:

•	the plan for, and independent accountants’ report on, each audit of the Bank’s financial statements

•	the Bank’s financial disclosure documents, including all financial statements and reports filed with the Board of Governors of the Federal Reserve System, or sent to stockholders

•	changes in the Bank’s accounting practices, principles, controls or methodologies, or in its financial statements

•	significant developments in accounting rules

•	the adequacy of the Bank’s internal accounting controls, and accounting, financial and auditing personnel

•	the establishment and maintenance of an environment at the Bank that promotes ethical behavior.

The Audit Committee is responsible for recommending to the Board that the Bank’s financial statements be included in the Bank’s annual report. The Committee took a number of steps in making this recommendation for 2008. First, the Audit Committee discussed with the Bank’s independent public accountants those matters the accountant communicated to and discussed with the Audit Committee under applicable auditing standards as required by Independent Standards Board Standard No. 1, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. Second, the Audit Committee discussed the accountant’s independence with that firm and received a letter from the accountant concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure informed the Audit Committee of the accountant’s independence, and assisted the Audit Committee in evaluating such independence. Finally, the Audit Committee reviewed and discussed, with the Bank’s management and the accounting firm, the Bank’s audited balance sheets and statements of income, cash flows and stockholders’ equity for the year then ended December 31, 2008. Based on discussions with the accountants concerning the audit, the independence discussions, and the financial statement review, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board that these financial statements be included in the Bank’s 2008 Annual Report on Form 10-K. In addition, the Audit Committee reviewed and discussed, with the Bank’s management, the Bank’s unaudited balance sheets and statements of income, and cash flows for the period ended March 31, 2009. Based on discussions with the accountants, and the financial statement review, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board that these financial statements be included in the Bank’s 2009 Quarterly Report on Form 10-Q.

A COPY OF THE BANK’S ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008, AND A COPY OF THE BANK’S QUARTERLY REPORT ON FORM 10-Q, INCLUDING THE FINANCIAL STATEMENTS AS OF THE PERIOD ENDED MARCH 31, 2009, REQUIRED TO BE FILED WITH THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE IN RICHMOND, VIRGINIA AND RELATED SCHEDULES THERETO SHALL BE PROVIDED BY THE BANK WITHOUT CHARGE TO EACH SHAREHOLDER UPON HIS WRITTEN REQUEST TO WILLIAM C. MOSES, CORPORATE SECRETARY, 202 SOUTH JEFFERSON STREET, ROANOKE, VIRGINIA 24011.

Corporate Governance Matters

The Board of Directors has appointed a Corporate Governance Committee (the “Committee”) consisting of the following non-employee directors: Messrs. Cartledge, Dalhouse (Chairman), Hamrick, Murphy, Rakes, and Ms. Yarber. The Committee acts under a written Charter adopted and approved by the Board of Directors. A copy of the Charter was published in the Proxy Statement for the 2006 Annual Meeting of Stockholders. A copy may be obtained, free of charge, upon request from the Corporate Secretary.

The responsibilities of the Committee, which met two times during 2008, include (a) serving as the nominations committee of the Board; (b) serving as the compensation committee of the Board; and (c) performing such other duties and responsibilities relating to governance of the Bank as are described in the Charter or as are assigned to it by the Board.

Currently, the Bank does not consider candidates for election to the Board of Directors recommended by stockholders. This policy is based, among other things, on the fact that the Bank has been an operating entity for less than four years. Thirteen of the sixteen incumbent directors were organizers of the Bank. The three other director nominees (Kenneth S. Bowling, Daniel D. Hamrick, and Shirley Martin) were chosen in 2008 from the New River Valley in connection with the Bank’s joint effort with the New River Valley Bank Development Committee to establish a new community banking operation in the New River Valley. The Bank believes it to be beneficial for the Board of Directors to be comprised of individuals with the types of expertise and scope currently represented on the Board and represented in the three new nominees during these critical first years of the Bank. The Committee and Board believe they are best positioned to identify such individuals who should continue to serve or who may be appropriate to add to the Board when there are expired or otherwise vacant seats. The Committee considers share ownership, business experience and expertise, character, particular goals and needs of the Bank for additional competencies or characteristics, educational background, and board experience in evaluating potential nominees.

Code of Ethics

The Bank has adopted a Code of Ethics for Directors and Executive Officers. The Code is intended to comply with Section 406 of the Sarbanes-Oxley Act of 2002, and to serve as the code of conduct for directors required by the listing requirements of The NASDAQ Stock Exchange. Any stockholder may receive a copy of the Code of Ethics by writing to the Corporate Secretary.

Complaint and Reporting Procedures

The Bank has adopted “whistleblower” procedures for the receipt, retention and treatment of reports or complaints to the Audit Committee regarding accounting, auditing, legal and regulatory matters. The procedures also make provision for the confidential, anonymous submission of complaints, reports or concerns regarding accounting or compliance matters. The procedures incorporate the Bank’s policy that it will not discriminate against or take any negative action with respect to any employee with respect to the good faith reporting of complaints, reports or concerns, or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002.

Director Independence

The Board of Directors has determined that all of its members are “independent” directors under FINRA Rule 4200(a)(15), except for Ms. Still who is an officer and full-time employee of the Bank.

Audit Committee Financial Expert

The Sarbanes-Oxley Act of 2002 and SEC rules require public companies to disclose whether they have at least one “audit committee financial expert” serving on their audit committee. The Bank’s Board of Directors has determined that Victor F. Foti, the Chairman of the Audit Committee, is “independent” under the standards of the SEC and the applicable rules of the FINRA, and that he qualifies as an audit committee financial expert.

Communications From Stockholders

The Board of Directors has adopted a policy with respect to stockholder communications. Stockholders are encouraged to communicate with the Board of Directors, or with individual directors, regarding their concerns, complaints, and other matters pertinent to the Bank’s business. Stockholders should send their communication in writing to the Corporate Secretary, indicating whether it is intended for the Board as a whole, for the Chairman of a committee, or for one or more individual members of the Board. Communications will be reviewed by the Corporate Secretary and forwarded to the directors for whom it appears to be intended. Communications that are directed to the Board or individual directors which involve specific complaints from a customer of the Bank relating to the customer’s deposit, loan or other financial relationship, will be forwarded to the head of the department of the Bank that is most closely related to the subject of the communication, with a copy to the Chairman of the Audit Committee.

Director Attendance at Annual Meetings

Attendance by directors at annual meetings of the Bank’s stockholders benefits the Bank by giving directors an opportunity to meet, talk with and hear the concerns of stockholders who attend those meetings, and by giving those stockholders access to the Bank’s directors that they may not have at any other time during the year. The Board of Directors recognizes that it will not always be possible for every director to be in attendance at annual meetings. However, it is the policy of the Board of Directors that directors are strongly encouraged to attend each annual meeting of the Bank’s stockholders. At the 2008 annual meeting all directors were in attendance.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of beneficial ownership reporting Forms 3 and 4 furnished to the Bank under Rule 16a-3(e) of the SEC, we believe that all reports of initial and subsequent changes in beneficial ownership of the Bank’s stock as required pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, were filed with the Board of Governors of the Federal Reserve on a timely basis during 2008 by all persons who were directors or executive officers of the Bank at any time during the year.

EXECUTIVE COMPENSATION

The Corporate Governance Committee serves as the Board’s Compensation Committee and makes recommendations to the Board with respect to compensation of the Executive Officers. The Committee may not delegate its authority. The Committee is responsible to the Board for establishment and oversight of the Bank’s compensation program for officers, including Named Executive Officers. All members of the Committee are “independent” under the current rules of the SEC and the FINRA.

Objectives of the Bank’s Compensation Programs

The primary objective of the Bank’s compensation programs is to provide competitive compensation to attract, retain and motivate qualified employees who will contribute to the long-term success of the Bank. In furtherance of this objective, the Bank regularly evaluates the compensation provided to its executive officers to endeavor to ensure that it remains competitive in relation to the compensation paid to similarly situated executive officers at other financial institutions of comparable size and performance. In addition, the Bank endeavors to ensure that the compensation provided to its executive officers is internally equitable based upon the skill requirements and responsibilities associated with each executive position.

What the Bank’s Compensation Programs are Designed to Reward

The Bank’s compensation programs are designed to reward each executive officer’s job performance and contributions to the Bank. These factors are generally determined in the subjective judgment of the Committee for each of the named executive officers. With the benefit of performance reviews and salary recommendations by the Chief Executive Officer, the Committee also recommends the compensation for the other executive officers to the Board of Directors.

In making compensation decisions, the Committee places significant emphasis on the Bank’s performance as compared to its business plan and as compared to peer financial institutions.

How Executive Compensation is Determined

The Bank’s compensation program for its executive officers is generally administered by or under the direction and supervision of the Committee. The Committee is responsible for reviewing and recommending to the independent members of the Board of Directors for approval the salary, bonuses, and all other compensation and benefits to be provided to the Bank’s executive officers.

The Bank’s Committee annually reviews the compensation and performance of each executive officer. The Committee then makes recommended compensation adjustments or makes modifications in its discretion. The Committee then makes its final recommendations to the independent members of the Board of Directors for approval.

In setting salaries for the Bank’s executive officers and other employees, the Committee and Chief Executive Officer (except with respect to herself) establish an appropriate compensation range, primarily based on publicly available market data regarding compensation paid to similarly situated executive officers and employees at other companies. The Committee identifies the compensation range based on information compiled by the salary survey of the Virginia Bankers’ Association and publications of national consulting firms. These resources utilize market data from public information such as proxy statements. Compensation ranges are established and adjusted annually based in part on this information.

For each employee position or category within the Bank, the compensation level that is established is derived from comparable averages, medians, and percentile target ranges of similar sized financial companies in comparable markets. Although the Committee generally does not target a specific point within the compensation range for executive officer salaries, the Committee strives to ensure that its executive officer compensation remains competitive with the compensation provided by other financial institutions with which the Bank competes for executive talent.

Components of 2008 Executive Compensation

There are five general components to the annual compensation that the Bank provides to its executive officers: 1) base salary; 2) performance based incentive compensation; 3) participation in the 2005 Stock Option Plan (the “Plan”); 4) retirement, insurance, and health benefits; and 5) perquisites and other benefits.

Base Salary

Base salary represents the primary component of annual compensation paid to the Bank’s executive officers. When recommending an executive officer’s salary within the relevant compensation range, the Committee primarily considers the executive officer’s job performance and contribution to the objectives of the Bank. As discussed above, these factors are determined in the subjective judgment of the Committee for the Chief Executive Officer and with the benefit of performance reviews and salary recommendations by the Chief Executive Officer for other executive officers of the Bank. The Committee also considers local and national economic conditions as well as future business prospects of the Bank in setting base salary levels.

Performance Based Incentive Compensation

For the 2008 fiscal year, the Bank had an Incentive Compensation Plan for all employees, including the executive officers. Pursuant to this program, the employees of the Bank are eligible to receive a cash bonus of up to twenty percent of base salaries. Payments to executive officers are based on goals established for the Bank in conjunction with the Bank’s budget. Net income, growth targets and bonus levels under the program are established at the start of each fiscal year through a collaborative effort involving management and the Committee, and are subject to final approval by the Board of Directors. Goals for non-executive officer employees are established relating to the employee’s particular position and role within the Bank.

Stock Options

The Bank believes that its long-term interests are advanced by aligning the interests of its executives and non-executives with the interests of our stockholders. Accordingly, in 2006, the Bank granted options to its executives and other employees pursuant to the Plan, which was approved by stockholders at the 2006 Annual Meeting. Options under the Plan for employees are intended to be qualified stock options granted at an exercise price equal to the then current-market price at the time the option is granted. The options have been awarded with vesting periods ranging from immediate vesting to three years. With certain exceptions, these options expire at the end of ten years from the date of grant. Approximately 44,750 shares remain under the Plan that are available for grant. In light of accounting changes regarding the expensing of options, the Bank is reevaluating whether stock options are the most cost effective way of providing incentive compensation to its employees. The Bank currently has no plans to request that the stockholders approve either a) an amendment to the Plan to increase the number of authorized shares; or b) to approve a new stock option plan.

Option grants are generally recommended by the Chief Executive Officer of the Bank (except with respect to herself). The Committee then evaluates potential grant recipients on a number of objective and subjective factors. Option grants are approved by the Committee and Board of Directors, which administers the Plan. The Board awards grants based on a number of criteria, including the relative rank of the employee within the Bank and his or her specific contributions or potential contributions to the success of the Bank based on subjective criteria.

Retirement and Death Benefits

All full-time employees, including the executive officers of the Bank, are eligible to participate in the Bank’s 401(k) Profit Sharing Plan. For each executive officer or other employee who participates in the 401(k) Profit Sharing Plan, the Bank matches 100% of contributions up to 3% and 50% for the next 3% of the participant’s annual compensation.

Group term life insurance is provided in an amount equal to two times annual salary.

Perquisites and Other Benefits

The Bank provides its executive officers with certain perquisites and other benefits that the Committee believes are reasonable to enable the Bank to attract and retain qualified executive officers and to promote business development activities by the executive officers in the communities served by the Bank. The Committee believes that these perquisites and other benefits are reasonable in amount and consistent with those provided by similarly situated financial institutions in the Bank’s market area.

The executive officers of the Bank are also eligible to participate in all of the employee benefit plans, such as medical, dental, group term life insurance, and disability insurance, which are generally available to all employees of the Bank on a non-discriminatory basis.

EMPLOYMENT AGREEMENTS

Susan K. Still. Ms. Still is employed as President and Chief Executive Officer of the Bank pursuant to an Employment Agreement effective as of March 1, 2006. Under the agreement, as amended effective May 22, 2008, she has the duties and responsibilities generally performed by the President and Chief Executive Officer of a community, commercial bank. The agreement has a three-year term with an automatic extension each year of one additional year unless either party gives notice at least 90 days prior to the date of extension that the Employment Agreement shall not be extended. The Employment Agreement provides for a base salary level that may be increased (but not decreased) by the Board pursuant to an annual evaluation, as well as group benefits to the extent provided to other executive officers.

In addition to the base salary, Ms. Still’s employment agreement provides for, among other things, participation in stock option plans and other employee benefits applicable to executive management. Under the terms of the Employment Agreement, if the Bank terminates her employment for “cause,” as defined the Employment Agreement, or if she terminates her employment for any reason, or if her employment is terminated on account of her death, Ms. Still will be paid her full base salary through the date of termination at the rate in effect at the time of notice of termination from the Bank. Upon the termination of Ms. Still’s employment by the Bank “without cause,” as defined in the Employment Agreement, Ms. Still will receive a lump sum payment equal to (a) the total base salary that she would have earned had she continued in the Bank’s employ through the remaining term of employment, without reference to her termination, such base salary to be at the rate in effect, without reference to her termination, at the time a notice of termination is given by the Bank, and (b) the present value of the Bank’s cost of all welfare, pension and other benefits then being provided to her calculated as if the she had continued in the Bank’s employ through the remaining term of employment as then in effect with the same benefits at the same cost to the Bank. In the event of any termination of Ms. Still’s employment for any other reason, she shall be entitled to no compensation or other benefits whatsoever beyond the date of termination except such benefits as may be required by COBRA or other applicable law.

The Employment Agreement also contains change-in-control provisions entitling Ms. Still to certain benefits in the event her employment is terminated by either employer or employee within six months of a change-in-control as defined in the Employment Agreement. If a change-in-control followed by such termination occurs, Ms. Still will receive at her option, either a lump sum payment equal to her then annual base salary, reduced to present value, or monthly payments for a period of thirty-six months less one day. During such period, she will continue to be provided insurance benefits (medical, accident and life) on the terms and at levels substantially the same as those existing on the day prior to the date of termination. However, if the Company accepts participation in the TARP, the change-in-control provisions of Ms. Still’s Employment Agreement will not apply so long as the Treasury’s investment in our preferred stock remains outstanding.

The Employment Agreement sets forth certain confidentiality provisions as well as a covenant not to compete. If Ms. Still’s employment is terminated without cause and she is paid the benefits to which she is entitled under the Employment Agreement or it is terminated for cause, or she resigns his position with the Bank, Ms. Still agrees that for a period of two years from the date his employment is terminated, she will not, without the prior express written consent of the Chairman of the Board of Directors, become affiliated within a 40-mile radius of the main office of the Bank as an officer, employee, agent, partner, director, consultant or substantial stockholder (more than 5%) of any entity engaged in the commercial or retail banking, lending or leasing business, or become involved in the process of formation of any entity to engage in the banking business.

William C. Moses and Charles W. Maness, Jr. Mr. Moses, Executive Vice President and Chief Credit Officer, and Mr. Maness, Executive Vice President and Chief Financial Officer, are each employed by the Bank pursuant to Employment Agreements effective as of March 1, 2006 for Mr. Moses, and May 1, 2006 for Mr. Maness. Each of the Employment Agreements for the named Executive Vice Presidents is substantially identical to the agreement between the Bank and the President and Chief Executive Officer, including the termination for “cause” or “without cause” and the change-in-control provisions, which entitle Mr. Moses and Mr. Maness to certain benefits in the event their employment is terminated by either employer or employee for “cause” or “without cause” or within six months of a change-in-control as defined in the Employment Agreement. If a change-in-control followed by such termination occurs, Mr. Moses and Mr. Maness will receive at their option, either a lump sum payment equal to their then annual base salary, reduced to present value, or monthly payments for a period of thirty-six months less one day. During such period, each will continue to be provided insurance benefits (medical, accident and life) on the terms and at levels substantially the same as those existing on the day prior to the date of termination.

Ms. Still, Mr. Moses, and Mr. Maness are sometimes referred to herein as the “Named Executive Officers.”

Should the Company accept TARP funds, it will be subject to various Treasury rules and regulations while the Preferred and Warrants Preferred are outstanding. Current rules and regulations would require modification of the employment agreements described above. However, there is legislation pending in the U.S. Congress that would permit the Secretary of the Treasury to exempt community banks from the effect of recent rules for executive compensation. The affected employees and the Company intend to fully comply with such Treasury rules and regulations as are applicable.

Summary Compensation Table

The following table shows the compensation paid by the Bank for the years ended December 31, 2008 and 2007 to the Named Executive Officers of the Bank who served in such capacities as of December 31, 2008 for services rendered to the Bank during the year ended December 31, 2008.

Name and Principal Position	Year	Salary	Bonus	Option Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation[2]	Total
Susan K. Still President Chief Executive Officer	2008 2007	164,831 147,919	— —	— —	18,928 16,880	7,567 6,988	191,326 171,707
William C. Moses Executive Vice President Chief Credit Officer	2008 2007	107,467 104,506	— —	— —	12,938 11,483	10,181 10,099	130,586 126,088
Charles W. Maness, Jr. Executive Vice President Chief Financial Officer	2008 2007	102,267 93,000	— —	— —	11,644 10,335	10,677 10,053	124,588 113,388

[1]

The Bank granted qualified options to purchase 30,000 shares at $10 per share to each named executive officer in accordance with the 2005 Stock Option Plan; no Named Executive Officer exercised any options in 2008.

[2]	“All Other Compensation” consists of matching contributions made under the Bank’s 401(k) plan, life, health, and long-term disability insurance premiums, parking and club dues.

Stock Option Grants During Year Ended December 31, 2008

and Outstanding Equity Awards at Fiscal Year End

No stock option grants were made to any named executive officer during 2008.

The following table shows for each of the named executive officers (1) the number of stock options that are outstanding, (2) the number and percentage of options granted to the named executive officers individually and as a group, (3) the total number and percentage of options granted to all employees as a group, (4) the exercise price, and (5) the expiration date.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year[1]	Exercise or Base Price ($/SH)[2]	Expiration Date
Susan K. Still	30,000	15.00%	$10.00	4/19/2016
William C. Moses	30,000	15.00%	$10.00	4/19/2016
Charles W. Maness, Jr.	30,000	15.00%	$10.00	4/30/2016

Named Executive Officers As a group	90,000	45.00%
All employees, as a group	206,000	100.00%

[1]

Options to purchase a total of 200,000 shares of Common Stock were granted to employees during the year ended December 31, 2006, 6,000 options were granted to non-executive employees in 2007, and 16,000 options were granted to non-Named Executive Officer employees in 2008.

[2]	Stock options were awarded at the fair market value of the shares of Common Stock at the date of award.

The options awarded to the Named Executive Officers were vested and exercisable as of December 31, 2006. No stock options have been exercised by any of the Named Executive Officers.

INFORMATION ABOUT HOMETOWN BANK

HomeTown Bank is a Virginia chartered commercial bank, headquartered in Roanoke, Virginia. Its deposits are insured by the FDIC. The Bank has operated as a full service commercial bank since 2005, offering a broad range of banking products.

Historically, the Bank’s banking operations have focused on the Roanoke Valley, New River Valley and Smith Mountain Lake regions of Virginia. The Bank has experienced growth, with total assets increasing from $38.4 million at December 31, 2005 to $254.6 million at March 31, 2009, and total deposits increasing from $13.8 million at December 31, 2005 to $209.8 million at March 31, 2009.

As of the date of this proxy statement/prospectus, the Bank employs 72 persons of which 68 are full-time employees.

The Bank’s interest earning assets are comprised primarily of loans and investment and mortgage-related securities. At March 31, 2009, loans, net, were $224.2 million and investment securities available for sale were $9.2 million. This compares to net loans of $208.4 million and investment securities available for sale of $9.5 million at December 31, 2008. For additional information on the Bank’s loan portfolio, see the Management Discussion and Analysis of Financial Condition and Results of Operations section beginning on page 78.

At March 31, 2009, nonaccrual loans totaled $1,251,000, and the Bank’s total allowance for loan losses was $2,320,000 or 1.02% of loans net of unearned income and 185.5% of nonaccrual assets at that date.

Deposits in the Bank are insured to the maximum extent provided by law by the FDIC, and the Bank is a member of the Federal Home Loan Bank System. The FDIC and BFI examine and regulate the Bank’s operations. As a member of the Federal Reserve System, the Bank also is subject to regulations of the Federal Reserve Board that are applicable to member banks. If the reorganization is approved and completed, the Company will be regulated as a bank holding company by the Federal Reserve Board and the BFI.

The Bank’s executive offices are located at 202 South Jefferson Street, Roanoke, Virginia 24011; its telephone number is (540) 345-6000; and its home page on the Internet is at: www.hometownbankva.com.

Market Area and Competition

The Bank is the first independent bank organized in the City of Roanoke in nearly ten years. The Bank’s primary service areas are the Roanoke Valley, New River Valley and the Smith Mountain Lake regions of Virginia. Located in the Roanoke Valley in western Virginia, this market is diversified but has not grown in recent years as fast as the northern and eastern portions of the state. The Bank competes mainly with other commercial banks and credit unions in attracting and retaining savings and transaction deposits and in making consumer, real estate and commercial loans. Competition for deposits is intense.

There are several other banks operating in the Roanoke Valley. The Bank competes for loans with other banks, most of which are larger and have available resources greater than those of the Bank. In addition, the Bank competes with credit unions, small loan companies, and savings institutions.

Management believes that the Bank has been able to compete effectively for deposits and loans by:

•	its knowledge of its primary service area,

•	focusing on a higher level of customer service with a team knowledgeable of the needs of the community,

•	emphasizing local decision-making with experienced bankers, attention to lower employee turnover, and professional and responsive service,

•	emphasizing its local ownership and personal connections with businesses and consumers in its primary service area and maintaining a community-oriented board of directors,

•	offering a variety of transaction account products and loans with competitive features,

•	pricing its products at competitive interest rates, and

•	offering convenient branch locations and extended hours of service.

The Bank’s ability to originate loans depends primarily on the rates and fees charged and the service it provides to its borrowers in making prompt determinations as to whether it will fund particular loan requests. The Bank’s ability to attract deposits depends on its ability to offer competitive rates and its active participation in the CDARs program through which the Bank obtains larger certificates of deposit.

Branches and Offices

As of December 31, 2008, the Bank owned two branch locations and leased three locations for its main office, branches and loan production office. The Bank’s properties are well maintained and are suitable for the Bank’s business as presently conducted. All of the Bank’s properties are listed below.

Properties Owned:

Colonial Avenue Office	4227 Colonial Avenue, Roanoke, VA 24018
Smith Mountain Lake Office	13400 Booker T. Washington Highway, Moneta, VA 24121

Properties Leased:

Main Office	202 South Jefferson Street, Roanoke, VA 24011
New River Branch	1540 Roanoke Street, Christiansburg, VA 24073
(Loan Production Office)	1655 Roanoke Street, Suite C, Christiansburg, VA 24073
South Roanoke Office	3515 Franklin Road, SW, Roanoke, VA 24014

Market Price of HomeTown Bank’s Common Stock and Dividends

There is no established public trading market for the Bank’s shares. The Bank has only one class of common stock (par value of $5 per share). There is no active trading market for the shares and very few trades in the Bank’s shares occur. On June 9, 2009 (the most recent practicable date prior to printing proxy statement/prospectus), there were 2,036 holders of record holding 2,939,400 shares of the 10,000,000 authorized shares of Bank’s common stock.

The declaration and payment of dividends by the Company on its common stock will depend upon its earnings and financial condition and upon other factors that are not presently determinable. The Bank’s ability to pay dividends may be restricted by federal banking law and the regulations of the BFI. In addition the Bank expects to retain its earnings to support its business operations and growth for an extended period of time. For more information, please see the section of this proxy statement/prospectus captioned “Item I. Proposed Reorganization into a Bank Holding Company — Differences in Stockholder Rights — Payment of Dividends” on page 53. Company expenses, to the extent attributable to services provided to the Bank, would be charged to the Bank at no more than market rates.

The high and low bid information for the Bank’s shares for Fiscal years 2008, 2007 and for the interim period of 2009, including April 1 through June 2, 2009, the last practicable date for which information is available, is as follows:

Fiscal 2009	High	Low
First Quarter	6.51	6.50
April 1-June 2	7.00	6.00

Fiscal 2008	High	Low
First Quarter	11.00	8.00
Second Quarter	12.50	11.00
Third Quarter	13.00	10.05
Fourth Quarter	11.90	6.00

Fiscal 2007	High	Low
First Quarter	13.00	12.50
Second Quarter	14.00	12.50
Third Quarter	13.33	13.00
Fourth Quarter	14.00	10.75

The source of the high and low bid information of the Bank’s shares can be found on the OTC Bulletin Board quotation system (www.OTCBB.com) and the Pink Sheets Stocks listing (www.pinksheets.com). Such information reflects inter-dealers prices, without retail mark-up, mark-down or commissions and do not represent actual transactions. The symbol for the Bank’s shares is “HMTW.”

Securities Authorized for Issuance Under Equity Compensation Plans

The Bank stock authorized for issuance under the Bank’s stock option plan is as follows:

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	445,000	$10.13	55,000
Equity compensation plans not approved by security holders	—	—	—

Total	445,000	$10.13	55,000

Principal Stockholders of HomeTown Bank

For information in connection with the beneficial ownership of the capital stock of the Bank please refer to the “Beneficial Ownership of Securities” section of this proxy statement/prospectus.

ADDITIONAL INFORMATION ABOUT HOMETOWN BANKSHARES CORPORATION

HomeTown Bankshares Corporation was incorporated on December 8, 2008 in Virginia to serve as a bank holding company in the reorganization. The Company has no prior operating history. Its principal office is located at 220 South Jefferson Street, Roanoke, Virginia 24011, and its telephone number is (540) 345-6000.

The Company is authorized to issue 10,000,000 shares of common stock, $5.00 par value, and 5,000,000 shares of preferred stock. The Bank currently owns 10 shares of Company common stock, which constitute all of the issued and outstanding capital stock of the Company immediately prior to the reorganization. On the effective date of the reorganization, all of the Company stock held by the Bank will be cancelled.

On the effective date of the reorganization, the outstanding shares of the Bank common stock will be acquired from Bank stockholders through a statutory share exchange. The Bank shares will be converted into the equivalent number of shares of Company common stock, and the Company will own all of the outstanding capital stock of the Bank.

As of the date of this proxy statement/prospectus, the Company does not employ any persons but has three officers listed below. If the reorganization is approved, the Company will employ these three officers and may employ several other persons in management positions.

Management - Information about the HomeTown Bankshares Corporation Board of Directors

The initial directors of the Company, all of whom are members of the Board of Directors of HomeTown Bank, are: George B. Cartledge, Jr., Warner Dalhouse, Victor F. Foti, Daniel D. Hamrick, Edward G. Murphy, William R. Rakes, Susan K. Still, and James M. Turner, Jr.

Company directors will be divided into three classes and initially elected for one, two and three year terms at the first meeting of the stockholders of the Company. It is our intention that all initial directors will stand for re-election to their respective class for the established term of that class by the stockholders at the Company’s 2010 annual stockholder meeting.

Management - Information about the HomeTown Bankshares Corporation Officers

Certain officers of the Bank hold similar positions with the Company. The names of these officers and their titles are shown below. These officers have served in this capacity for the Company since December 11, 2008. After the reorganization takes place, these officers will continue to be officers of the Company in the same capacity.

Name and Age	Title
Susan K. Still (55)	President and Chief Executive Officer
Charles W. Maness, Jr. (52)	Treasurer
William C. Moses (53)	Secretary

Description of Holding Company Capital Stock

The following summary of the terms of Company capital stock is not complete and is subject to the applicable provisions of Virginia law and Company articles of incorporation and bylaws which are attached to this proxy statement/prospectus at Appendix B.

HomeTown Bankshares Corporation Common Stock. The holders of Company common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of Company common stock has the same relative rights as, and is identical in all respects to, each other share of Company common stock. Without stockholder approval, Company board of directors can issue preferred stock with voting, conversion and other rights which could adversely affect the voting power of the common stockholders. See “Holding Company Preferred Stock” below on this page.

If the Company is liquidated or dissolved or distributes all of its assets, after the preferential rights of Company preferred stock, if any, are satisfied, holding company common stock holders will share ratably in the assets of the Company legally available for distribution.

Company common stock:

•	is not redeemable;

•	is not convertible for other shares of Company capital stock;

•	is not subject to a sinking fund;

•	does not have any preemptive rights to subscribe for other shares issued by the Company; and

•	does not have cumulative voting rights for election of directors.

Company common stock holders are entitled to receive dividends on an equal per share basis when, as, and if declared by the board of directors out of funds legally available. Company common stock shares to be issued as part of the reorganization when issued will be duly authorized, validly issued, fully paid and nonassessable.

Holding Company Preferred Stock. The Company articles of incorporation, if you approve, authorize its board of directors to provide, when it deems necessary, for the issuance of preferred stock in one or more series. The Company board of directors may establish by resolution the terms of any newly created series of preferred stock. Terms that may be established include:

(1) the designation of the series;

(2) the dividend rate of the series, including

•	the conditions and dates on which the dividends will be payable,

•	the preference or relation which the dividends will bear to the

•	dividends payable on any other class or classes of capital stock of the Company; and

•	whether the dividends will be cumulative or non-cumulative;

(3) whether the shares of the series will be redeemable by the Company, and if so, on what terms and conditions;

(4) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series;

(5) whether the shares of the series will be convertible and if so, the terms of conversion;

(6) the extent, if any, to which the holders of the shares will be entitled to vote;

(7) the restrictions and conditions, if any, upon the issue or re-issue of any additional preferred stock ranking evenly with or senior to the shares as to dividends or upon dissolution; and

The rights of the holders of shares upon dissolution, or distribution of the assets of the Company, which may be different in the case of a voluntary dissolution.

As approved under the TARP, the Company intends to enter into a Letter Agreement with the Treasury pursuant to which the Company would issue up to $5.97 million of preferred stock, to be designated as Series A/1, and warrants to purchase approximately $289,950 of Company Series A/1 Preferred Stock to the Treasury. The additional capital will increase the Company’s total risk-based capital ratio to approximately 13.6% as of March 31, 2009. See the discussion of the Treasury program beginning on page 6 for further information on the TARP and the issuance of the Preferred Stock, Warrants and Warrant Preferred.

Company common stock holders may be adversely affected by issuances of holding company preferred stock, since preferred stock may be designated with special rights or preferences superior to those of holding company common stock as to dividends, liquidation rights and voting rights. For example, the Company board of directors could designate a new class of preferred stock with a separate class right to approve a merger or sale of substantially all the assets of the Company or other matters. Consequently, the issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company. See “Risk Factors – The Company’s Charter Documents, as well as certain banking laws, may have an anti-takeover effect” on page 12.

Restrictions on Acquisition of the Holding Company

Several provisions of holding company articles of incorporation and bylaws may discourage unilateral tender offers or other attempts to take over and acquire the business of the Company. The following summarizes those provisions of holding company articles of incorporation and bylaws which we believe might have a potential “anti-takeover” effect. You should refer in each case to the Company articles of incorporation and bylaws which are attached to this proxy statement/prospectus at Appendix B.

•

Classified Board of Directors. If you approve this provision, the Company board of directors will be divided into three classes of approximately equal numbers of directors, with the term of office of one class expiring each year. This provides a greater likelihood of continuity, knowledge and experience on the Company board of directors because at any one time, one third of the board of directors would be in its second year of service and one third of the board of directors would be in its third year of service. In addition, any person who may attempt to take over the Company would have to deal with the current board of directors because even if that person acquires a majority of the outstanding voting shares of the Company, that person would be unable to change the majority of the board of directors at any one special meeting.

•

Removal of Directors. If you approve this provision, directors may be involuntarily removed from office before their term expires with or without cause if at least two-thirds of holding company voting stock vote in favor of removal at a meeting of stockholders. This provision may make it difficult for any person who may attempt to take over the Company to remove elected directors before the end of their term.

•

Vacancies on the Board of Directors. Any vacancy occurring in the board of directors, including an increase in the number of authorized directors, may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board of directors. A director elected to fill a vacancy will serve until the next stockholders’ meeting at which directors are elected. This provision may make it difficult for any person who may attempt to take over the Company to elect new directors even if that person successfully removes existing directors.

•

Size of the Board. If you approve this provision, the Board of Directors will consist of such number of individuals as may be fixed or provided for in the Bylaws of the Company, which presently is eight. Any person who may attempt to take over the Company will not be able to increase the size of the Board in order to elect that person’s nominees without a change in the Company’s Articles of Incorporation.

•

Power of the Board to Issue Preferred Stock. The Board of Directors may authorize the Company to issue preferred stock from time to time in one or more series. The Board may also establish the terms of any series of preferred stock holding company issues. By issuing one or more series of preferred stock with certain special rights or preferences – for example, the right to approve a merger or sale of all or substantially all of the assets of the Company - it would be more difficult for a potential acquirer to obtain necessary stockholder approval to acquire the Company.

•

Special Stockholders Meetings. A special holding company stockholders meeting may only be called by the Chairman of the Board of Directors, the President of the Company, a majority of the Board of Directors, or by holders of twenty percent (20%) of the outstanding shares of the Company. Because certain actions may only be taken at a special stockholders meeting and because regular stockholders meetings occur generally annually, it would be more difficult for a potential acquirer to obtain stockholder approval of changes necessary to facilitate an acquisition.

•

Amendment of Articles and Bylaws and Approval of Fundamental Transactions. Generally, Virginia corporation law requires amendments to corporate articles of incorporation to be approved by more than two-thirds of all votes entitled to be voted by each stockholder voting group. Virginia law permits a corporation’s articles of incorporation to increase or, within limits, to decrease, these stockholder voting requirements. If you approve this provision, the Company’s articles of incorporation decreased the percentage to at least a majority of each class of voting stock outstanding required to change the following provisions of holding company articles:

(1) any amendment to the Company’s articles;

(2) a plan of merger or share exchange;

(3) a transaction involving the sale of all or substantially all the Corporation’s assets other than in the regular course of business;

(4) a plan of dissolution.

These reduced voting requirements apply only if a proposed transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction must be approved by the vote of more than two-thirds of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

These provisions have the effect of making it difficult to change the Company articles without the approval of the board of directors, particularly provisions of the Company articles of incorporation which relate to board composition and increased stockholder approval requirements for mergers and similar transactions not approved by the board. The effect of these provisions may be to make it more difficult for a person who desires to acquire control of the Company to do so without the cooperation of the incumbent board.

For restrictions on acquisitions of the Company imposed by law or regulation, please see the section of this proxy statement/prospectus captioned “Supervision and Regulation — Acquisition of the Holding Company,” on page 106.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATION

The following is management’s discussion and analysis of the financial condition and results of operations of the Bank as of and for the three months ended March 31, 2009 and 2008 and for the years ended December 31, 2008 and 2007. This discussion should be read in connection with the Bank’s Financial Statements and Notes thereto.

Critical Accounting Policies

The financial condition and results of operations presented in the financial statements, accompanying notes to the financial statements and management’s discussion and analysis are, to a large degree, dependent upon the Bank’s accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is discussion of those accounting policies that management believes are the most important accounting policies to the portrayal and understanding of the Bank’s financial condition and results of operations. These critical accounting policies require management’s most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Financial Statements located on page 29 and in Annual Report attached as Exhibit 13. Also see Note 1 of the Notes to the Interim Financial Statements located on page 19.

Management monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan. Management maintains policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan portfolio; and the loan grading system.

Management evaluates various loans individually for impairment as required by Statement of Financial Accounting Standards (SFAS) 114, Accounting by Creditors for Impairment of a Loan, and SFAS 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, we make estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan classification and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans is adjusted for relevant environmental factors and other conditions of the portfolio of loans, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loan losses. This estimate of losses is compared to our allowance for loan losses as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. We recognize the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Financial Statements.

General

Management’s discussion and analysis is intended to assist the reader in evaluating and understanding the financial condition and results of operations of Hometown Bank for the three months ending March 31, 2009 and 2008 and for the years ended December 31, 2008 and 2007. This discussion should be read in connection with the Bank’s Financial Statements and the accompanying Notes thereto.

The Bank initiated its banking operations on November 14, 2005 with the opening of its main office at 202 S. Jefferson Street, Roanoke, Virginia. The bank has experienced consistent growth over the last three years.

Many new banks experience a period of operating losses until the growth and balancing of interest income from loans and investments and interest expense from deposits and borrowings along with cost control, will generate an operating income. As a new bank, we have been going through the same process.

The primary source of the Bank’s revenue is net interest income, which represents the difference between interest income on earning assets and interest expense on liabilities used to fund those assets. Earning assets are comprised of loans, investment securities and federal funds sold. Interest bearing liabilities are comprised of interest bearing deposit accounts, federal funds purchased, securities sold under agreements to repurchase, and Federal Home Loan Bank borrowings.

The Business

The Bank provides a full complement of consumer and commercial banking services to its primary service area which includes the City of Roanoke, Roanoke County, and the City of Salem, Virginia and contiguous counties, including Bedford, Franklin and Montgomery, Virginia. We place an emphasis on personal service and offer a broad range of commercial and retail banking products and services including checking, savings and time deposits, individual retirement accounts, residential and commercial mortgages, home equity loans, consumer installment loans, commercial loans, lines and letters of credit. In addition to its main office, the Bank has branch offices in Franklin County, Virginia at Westlake, in Roanoke County at the intersection of Colonial Avenue and Virginia Route 419, in Roanoke City on Franklin Road in South Roanoke. In July 2008, the Bank opened two offices in Christiansburg, Virginia, a branch office and a loan production and administrative support office for operations in the New River Valley market. These two offices operate under the name NewRiver Bank, a branch of Hometown Bank.

Discussion of Operations

The Bank currently operates five deposit offices and one loan production office. The main office and South Roanoke office in Roanoke City, the Colonial Avenue at 419 office in Roanoke County, the Smith Mountain Lake office in Franklin County at the Westlake community, and the branch office and loan production and administrative office of NewRiver Bank in Christiansburg, Virginia.

The Bank operates in a highly competitive market for commercial banking and financial services as the Roanoke Valley is a banking and financial services hub for much of southwest Virginia.

The Bank has grown aggressively over the last three years with five new offices opened in that time period. The Bank planned to expand its infrastructure rapidly to best serve its customer base and build its geographic footprint. In order to utilize the capacity of our offices generated by this growth, the bank has also aggressively grown loans and deposits and maintained a loan to deposit ratio in excess of 100% for much of this time. At March 31, 2009, the loan to deposit ratio was 106.9 percent, an improvement from 110.6 persent at December 31, 2008. As a result of this rapid growth, liquidity has been reduced. In addition to asset sources of liquidity, the Bank has available $19.5 million of federal funds lines of credit and $9.9 million in Federal Home Loan Bank lines of credit immediately available. The Bank is approved to borrow 20% of total assets from the Federal Home Loan Bank provided qualifying collateral is pledged.

Overview of Operations (March 2009 – March 2008)

The Bank recorded net income of $194,000, or $.07 per basic and diluted share compared to a net loss of $281,000 or $(.11) per basic and diluted share, for the three months ended March 31, 2009 and 2008, respectively.

The $475 thousand improvement in the net income position is due mainly to improved net interest income, which increased from $1.11 million in the first quarter of 2008 to $1.65 million for the same period in 2009. This increase in net interest income of $541 thousand or 49% is due to the overall growth in the volume of earning assets. In the first three months of 2009, noninterest income increased $236 thousand to $329 thousand from $93 thousand for the same period in 2008, an increase of 254%. The increase in noninterest income is mainly attributed to a $160 thousand gain on sale on securities. Also increasing noninterest income was service charge income on deposit accounts as well as mortgage loan brokerage fees which showed an increase of $66 thousand and $21 thousand, respectively, compared to the same period in 2008.

The increases in net interest income and noninterest income were offset by increases in most noninterest expense categories due to the overall growth of the bank. Salaries and employee benefits increased by $178 thousand or 24% when comparing the first quarter of 2008 to the first quarter of 2009. For the same periods, occupancy and equipment expense increased from $194 thousand to $286 thousand an increase of 47%. The increase in salaries and benefits expense and occupancy and equipment expense is due principally to the addition of the New River Bank branch in June of 2008. This office was not open during the first quarter of 2008.

Summary of Financial Condition

At March 31, 2009, the Bank had total assets of $254.6 million compared to $233.6 million at December 31, 2008. Total assets increased $21 million or 9% since year end 2008. At March 31, 2009, assets were comprised principally of loans, property and equipment, and investment securities. Net loans increased $15.8 million, or 8%, from December 31, 2008 to $224.2 million at March 31, 2009 while property and equipment remained approximately the same at $8.5 million. Investment securities slightly decreased by $317 thousand to $9.1 million at March 31, 2009 when compared to December 31, 2008.

The Bank’s liabilities at March 31, 2009 were $230.3 million compared to $209.1 million at December 31, 2008. Noninterest-bearing deposits decreased by $2.1 million, and interest-bearing deposits increased $23.5 million, or 13%, to $199.2 million. At March 31, 2009 and December 31, 2008, the Bank had stockholders’ equity of $24.3 million and $24.5 million, respectively. Stockholders’ equity was increased by the Bank’s first quarter of 2009 net income of $194 thousand as well as an $8 thousand increase in surplus offset by a $359 thousand decrease in the market value of investment securities available for sale.

Management believes the Bank has sufficient capital to fund its operations while the Bank begins to generate profits on a consistent basis, but there can be no assurance that this will be the case. At March 31, 2009, the Bank was in compliance with all regulatory capital requirements. Management believes that the Bank has sufficient liquidity on a short-term basis to meet any funding needs it may have, and expects that its long term liquidity needs can be achieved through deposit growth, however there can be no assurance that such growth will develop.

Non-performing Assets

Non-performing assets consist of loans past-due ninety days or more, non-accrual loans and repossessed and foreclosed assets. The Bank had no loans past due ninety days or more and 3 nonaccrual loans totaling $1.25 million and other real estate owned of $507 thousand at March 31, 2009. The Bank had $3,281,000 in non-performing assets at December 31, 2008.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. During the third quarter of 2008 the Bank transitioned from using general banking industry trends and norms in its evaluation of the allowance for loan losses to using its own specific experience, trends, and portfolio composition which is the more recommended methodology for analyzing the allowance for loan losses. Based on this evaluation, the percentage of the allowance for loan losses to total loans was 1.02% at March 31, 2009 and 1.35% at December 31, 2008. The decline in the allowance for loan loss was due to the foreclosure of property securing a loan in the first quarter of 2009 that resulted in a charge off of $637 thousand to the allowance for loan losses. At December 31, 2008, a specific reserve of $637 thousand was established on this loan resulting in the higher level of the allowance for loan losses at this time. The foreclosure on the property securing the loan increased other real estate owned at March 31, 2009.

In the first quarter of 2009, the Bank’s evaluation of the level of its general reserves reflected improvement in the qualitative factors relating to the level of loan delinquency, non performing loans, the trend of growth of loans and the continued seasoning of the loan portfolio. Improvements in these factors were partially offset by declining economic conditions, resulting in a slight reduction in the level of general reserves at March 31, 2009.

Net Interest Income and Net Interest Margin

Net interest income, the primary source of the Bank’s earnings, is the excess of interest income, derived from earning assets classified as loans, securities, interest bearing deposits and federal funds sold, over and above interest expense, which are amounts due from the Bank’s interest bearing liabilities including customer deposits, time certificates and federal funds purchased. The amount of net interest income is primarily dependent upon the volume and mix of these earning assets and interest bearing liabilities. Interest rate changes can also impact the amount of net interest income, but usually to a lesser extent. Management develops pricing and marketing strategies to maximize net interest income while maintaining related assets and liabilities accounts within guideline policies as established by the Bank’s Board of Directors.

The net interest margin represents net interest income divided by average earning assets. It reflects the average effective rate that the Bank earned on its earning assets. Net interest margin is affected by changes in both average interest rates and average volumes of interest earning assets and interest bearing liabilities.

Net interest income, increased 49% to $1,650,000 in for the first quarter of 2009, from $1,109,000 in 2008. The increase was due primarily to the increase in the Bank’s loan portfolio. The net interest margin decreased to 2.89% for 2009 from 2.98% for 2008. The average rate on earning assets decreased 123 basis points from 6.59% for 2008 to 5.36% for 2009. The average rate on interest-bearing liabilities decreased 145 basis points from 4.21% in 2008 to 2.76% in 2009. The net interest margin declined 9 basis points because the increase in average earning assets of $81.7 million in 2009 compared to 2008 was funded primarily by time deposits paying an average rate of 3.21% in the first quarter in the first quarter of 2009. Time deposits represent our highest cost source of funding and our use of this source of funding has increased compared to prior periods.

The following table illustrates average balances of total interest-earning assets and total interest bearing liabilities for the first quarter of 2009 and 2008, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted-average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances. We have no tax exempt assets for the periods presented.

Table 1: Average Balances, Interest Income and Expense, Yields and Rates

	2009			2008
(Dollars in thousands)	Avg. Balance	Interest Income/ Expense	Yield/ Rate	Avg. Balance	Interest Income/ Expense	Yield/ Rate
Assets:
Federal funds sold	$419	$—	0.00%	$555	$6	4.35%
Deposits in banks	—	—	—	39	—	—
Securities, taxable	9,391	106	4.58%	8,107	91	4.51%
Restricted equity securities	1,781	10	2.28%	1,419	21	5.95%
Loans	219,629	2,938	5.43%	139,356	2,330	6.72%

Total earnings assets	231,220	$3,054	5.36%	149,476	$2,448	6.59%
Less: Allowance for loan losses	(2,687)			(1,510)
Total non-earning assets	15,144			10,290

Total Assets	$243,677			$158,256

Liabilities and stockholders’ equity
Interest bearing deposits:
Checking	$32,268	$110	1.38%	$27,726	$216	3.13%
Money market savings	18,353	71	1.57%	15,956	132	3.33%
Regular savings	674	1	0.60%	226	1	1.78%
Time Deposits	136,211	1,078	3.21%	68,709	836	4.89%
Other borrowings	968	2	0.84%	2,127	21	3.97%
Long term borrowings	18,200	142	3.16%	13,319	133	4.02%

Total int. bearing liabilities	206,674	$1,404	2.76%	128,063	$1,339	4.21%
Non-int. bearing liabilities:
Demand deposits	10,557			8,175
Other liabilities	1,717			1,133
Total liabilities	218,948			137,371

Stockholders’ equity	24,729			20,885

Total Liabilities and Stockholders’ Equity	$243,677			$158,256

Net interest income		$1,650			$1,109

Interest rate spread			2.60%			2.38%

Interest expense to average earning assets			2.46%			3.60%

Net interest margin			2.89%			2.98%

Table 2: Rate and Volume Analysis

	Three months ended March 31, 2009 Compared to 2008
	Increase (Decrease)	Change Due To:
(Dollars in thousands)		Rate	Volume
Interest income:
Federal funds sold	$(6)	$(5)	(1)
Deposits in banks	—
Securities, taxable	15	1	14
Restricted equity securities	(11)	(18)	7
Loans	608	(308)	916

Total interest income	606	(330)	936

Interest expense:
Interest bearing liabilities:
Checking	(106)	(150)	44
Money market savings	(61)	(86)	25
Regular savings	—	—	—
Time Deposits	242	(130)	372
Short term borrowings	(19)	(11)	(8)
FHLB borrowings	9	(13)	22

Total interest bearing liabilities	65	(390)	455

Net interest income	$541	$60	481

Noninterest Income

Non-interest income includes service charges on deposit accounts, brokerage fees on non-portfolio mortgage loans, and rental income from tenants leasing offices at the Colonial Avenue at 419 location. Noninterest income increased to $329,000 in the first quarter of 2009 from $93,000 in 2008. The increase in noninterest income was due primarily to a gain on the sale of investment securities of $160,000 and increased service charge income on deposit accounts. The Bank continues to identify and evaluate new sources of noninterest income.

	March 31,
(Dollars in thousands)	2009	2008
Service charges on deposit accounts	$87	$21
Mortgage loan brokerage fees	36	15
Rental Income	26	26
Gain on sale of investment securities	160	—
Other Income	20	31

Total non-interest income	$329	$93

Noninterest Expense

Non-interest expense includes salaries and benefits, occupancy costs, professional fees, depreciation, data processing, telecommunications and miscellaneous expenses.

Salaries and employee benefits increased by $178 thousand or 24% when comparing the first quarter of 2008 to the first quarter of 2009. For the same periods, occupancy and equipment expense increased from $194 thousand to $286 thousand an increase of 47%. The increase in salaries and benefits expense and occupancy and equipment expense is due principally to the addition of the New River Bank branch in June of 2008. This office was not open during the first quarter of 2008.

Table 4: Non-Interest Expense

	Period Ended March 31,
(Dollars in thousands)	2009	2008
Salaries and employee benefits	$934	$756
Occupancy and equipment expense	286	194
Advertising and marketing expense	55	70
Professional fees	41	45
Data processing expense	92	73
Bank franchise taxes	45	38
Loss on disposition of interest in title agency	44	—
Other expense	202	130

Total non-interest expense	$1,699	$1,306

Salaries and employee benefits expense includes non-cash expense for stock based compensation of $8,000 and $4,000 for the three months ended March 31, 2009 and 2008, respectively.

Income Tax Expense

The Bank did not record in its current provision for income tax expense for 2008 any income tax benefits due to the operational losses incurred in this period. The tax benefit of these operational losses may be reflected as a reduction of future current tax provisions in future time periods if and when the Bank achieves operational profitability.

Loans

Our primary source of income is our lending activities. The following table presents the composition of the Bank’s loan portfolio at the dates indicated:

Table 5: Loan Portfolio

(Dollars in thousands)	March 31, 2009	December 31, 2008
Loans secured by real estate:
Construction and land development	$46,571	$43,645
Secured by 1-4 family residential	44,178	39,448
Nonfarm, non 1-4 family residential	96,715	92,619
Loans to farmers	200	223
Commercial loans	29,799	26,435
Loans to individuals	9,050	8,883

Total Loans	$226,513	$211,253

Maturities of Loans at March 31, 2009 are as follows:

(Dollars in thousands)	Fixed Rate	Adjustable Rate	Total
Maturing :
Within one year	$12,382	40,776	$53,158
One to five years	92,404	30,046	122,450
After five years	23,765	27,140	50,905

Total	$128,551	$97,962	$226,513

Provision and Allowance For Loan Losses

The accumulated provision represented 1.02% and 1.35% of total outstanding loans at March 31, 2009 and December 31, 2008, respectively. The reduction in the level of the allowance for loan losses is due primarily to the foreclosure of property securing one loan resulting the a charge off of $637,000 in the first quarter. At specific reserve of $637,000 was estabalished in this amount at December 31, 2008. The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and inherent risk of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and other factors. Management also classifies loans as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The following table presents an analysis of the changes in the allowance for loan losses for the periods indicated.

Table 6: Allowance for Loan Losses

	Three Months ended March 31,
(Dollars in thousands)	2009	2008
Allowance, beginning of period	$2,862	$1,471
Provision for loan losses	86	177
Real estate construction loans charged off	(637)	—
Recoveries of commercial, financial, agricultural loans	9	—

Allowance, end of period	$2,320	$1,648

The following table presents the allocation of the allowance for loan losses at the dates indicated.

Table 7: Allocation of the Allowance for Loan Losses

	March 31, 2009		December 31, 2008
(Dollars in thousands)	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Loans secured by real estate:
Construction and land development	$980	20.56%	$1,395	20.66%
Secured by 1-4 family residential	366	19.50%	398	18.67%
Nonfarm, non 1-4 family residential	621	42.70%	749	43.84%
Loans to farmers	2	0.09%	2	0.11%
Commercial loans	249	13.16%	251	12.51%
Loans to individuals	102	4.00%	67	4.20%
Unallocated	—	0.00%	—	0.00%

Total Loans	$2,320	100.00%	$2,862	100.00%

Asset Quality

Interest is accrued on outstanding loan principal balances, unless the Bank considers collection to be doubtful. Commercial and unsecured consumer loans are designated as non-accrual when payment is delinquent 90 days or at the point which the Bank considers collection doubtful, if earlier. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that concern over our ability to collect principal and interest is not significant. When loans are placed in non-accrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received. Interest accruals are resumed on such loans only when in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

As of March 31, 2009, the Bank had $1,251,000 in non-performing loans compared to $3,030,000 at December 31, 2008. The decrease in non-performing loans is due to one loan in the amount of $893,000 that was foreclosed on in the first quarter of 2009 and other loans returning to a performing status.

Investment Portfolio

At March 31, 2009 and 2008 all of the Bank’s securities were classified as available-for-sale. The following table presents the composition of the investment portfolio as of March 31, 2009.

Table 8: Securities Available for Sale, Maturity Distribution and Average Yields

(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield
U.S. government agency securities:
Maturing within 1 year	$—	$—	—
Maturing within 1 to 5 years	5,994	6,141	4.45%
Maturing after 5 through 10 years	2,973	3,030	4.80%

Total Maturities	$8,967	$9,171	4.51%

Deposits

The Bank’s primary source of funds is deposit accounts. The Bank’s deposit base is comprised of demand deposits, savings and money market accounts, and time deposits. The Bank’s deposits are provided primarily by individuals and businesses located in the Bank’s market area. At March 31, 2009, brokered time deposits totaling $26,589,000 were from sources outside of the Bank’s market area compared to $25,102,000 at December 31, 2008.

Total deposits increased by 11% from $188,411,000 at December 31, 2008 to $209,815,000 at March 31, 2009. The Bank’s ability to attract and retain deposits, and our cost of funds, has been, and will continue to be, significantly affected by market conditions.

The following table is a schedule of average balances and average rates paid for each deposit category for the periods presented:

Table 9: Average Deposits and Rates Paid

	March 31,
	2009		2008
(Dollars in thousands)	Amount	Rate	Amount	Rate
Non-interest bearing deposits	$10,557		$8,175
Interest bearing accounts:
Checking	32,268	1.38%	27,726	3.13%
Money market savings	18,353	1.57%	15,956	3.33%
Regular savings	674	0.60%	226	1.78%
Time Deposits	136,211	3.21%	68,709	4.89%

Total Interest Bearing	187,506	2.73%	112,617	4.23%

Total	$198,063		$120,792

The following table is a schedule of maturities for time deposits of $100,000 or more at the dates indicated:

Table 10: Maturities of Certificates of Deposits with Balances of $100,000 or More

(Dollars in thousands)	Within 3 months	4 to 6 months	6 to 12 months	Over 1 year	Total	Percent of Total Deposits
At March 31, 2009	$33,853	$20,903	$14,936	$5,633	$75,325	35.90%

Liquidity

Liquidity represents the ability to meet present and future financial obligations through either the sale or maturity of existing assets or with borrowings from correspondent banks or other deposit markets. Liquid assets include cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, investment securities and loans maturing within one year. As a result of the Bank’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors’ requirements and to meet its customers’ borrowing needs.

At March 31, 2009, cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, loans maturing within one year, and expected maturities, calls and principal repayments from the securities portfolio within one year totaled $95.1 million. At March 31, 2009, 12% or $53.2 million of the loan portfolio would mature within one year. At March 31, 2009, non-deposit sources of available funds totaled $29.4 million, which included $9.9 million available from FHLB.

Overview of Operations and Losses (December 2008-December 2007)

The Bank recorded losses of $(2,175,000), or $(.80) per basic and diluted share, and $(1,662,000), or $(.66) per basic and diluted share, for the years ended December 31, 2008 and 2007, respectively. Several factors contributed to the level of the loss in 2008.

In the second quarter of 2008, the Bank took advantage of the opportunity to expand into the New River Valley market and in June opened two offices in Christiansburg, Virginia. The increase in operating costs associated with this expansion totaled $550,000 in 2008 and were partially offset by $5.5 million of new capital raised to support the growth into this new market.

$973,000 of the 2008 loan loss provision of $1,648,000 was due to specific reserves on two loans in the portfolio. These loans were granted in 2006 and were for residential real estate development purposes outside of our local market. The projects were well underwritten at the time and the loans were performing. The decline in collateral values caused by to the overall economic crisis and the dramatic decline in real estate values in the markets where these projects are located resulted in the need to establish specific reserves on these two loans. Both of these loans are participation loans purchased from one of our correspondent banks. As of December 31, 2008, $11,948,000 or 5.7% of the loan portfolio was comprised of participation loans purchased from other banks with these two loans being the only loans that are for residential real estate development included in this segment of the loan portfolio.

In May of 2008, the Bank entered into a severance agreement with its former President and Chief Executive Officer and agreed to pay severance benefits totaling $312,000.

Summary of Financial Condition

Total assets at December 31, 2008 were $233,635,000 an increase of $78,814,000 or 51%, from $154,821,000 at December 31, 2007. This increase in assets was primarily funded almost entirely through an increase in deposits (see below).

The largest increase in assets was in loans. Loans, net of allowance for loan losses, increased from $132,332,000 at December 31, 2007 to $208,391,000 as of December 31, 2008, an increase of $76,059,000 or 57%. This sizeable increase reflects the Bank’s growth in all loan categories including commercial, real estate and consumer loans. Loans held for investment as a percentage of assets and deposits were 89% and 111%, respectively, as of December 31, 2008, compared to 85% and 111% as of December 31, 2007. We expect loan growth to moderate in light of the Bank’s focus on liquidity.

Cash and cash equivalents increased by $746,000 to $3,186,000 at December 31, 2008, an increase of 31%.

Securities available-for-sale increased $1,480,000 to $9,488,000 at December 31, 2008 from $8,008,000 at December 31, 2007.

Bank premises and equipment, net of accumulated depreciation increased $952,000, or 12%, to $8,607,000 due to the completion and opening of the permanent Colonial Avenue at 419 branch in May, 2008 and the NewRiver Bank branch and loan production office in Christiansburg in July, 2008.

Total liabilities at December 31, 2008 were $209,137,000, an increase of $74,973,000, or 56%, from $134,164,000 at December 31, 2007. Total deposits, the primary component of total liabilities, were $188,411,000 at December 31, 2008, an increase of $68,721,000 or 57%, from $119,690,000 as of December 31, 2007. This increase in deposits is attributed to the Bank’s continuing marketing initiatives implemented during the year, as well as our entry into the New River Valley market with our branch and loan production offices that opened in July 2008. Competition for deposits became more intense throughout

2008 as banks became more concerned about liquidity. In spite of this competition we were able to substantially grow our deposit base to support our loan demand as a result of the expansion of our branch network and our entry into the New River Valley market.

Total stockholders’ equity amounted to $24,498,000 at December 31, 2008 compared to $20,657,000 at December 31, 2007, an increase of $3,841,000 or 19%. Stockholders’ equity has been reduced by net losses, and increased by other comprehensive income and a private placement stock offering in 2008. Net losses were $(2,175,000) and $(1,662,000) for the years ended December 31, 2008 and 2007, respectively. The increase in net losses reflect the impact of the recessionary environment in 2008.

Management believes the Bank has sufficient capital to fund its operations until the Bank begins to generate profits on a consistent basis, but there can be no assurance that this will be the case.

At December 31, 2008, the Bank was in compliance with all regulatory capital requirements. Management believes that the Bank has sufficient liquidity on a short-term basis to meet any funding needs it may have, and expects that its long term liquidity needs can be achieved through deposit growth, however there can be no assurance that such growth will develop.

Non-performing Assets

Non-performing assets consist of loans past-due ninety days or more, non-accrual loans and repossessed and foreclosed assets. The Bank had $3,281,000 in non-performing assets at December 31, 2008. Loans classified as impaired totaled $2,328,000 at December 31, 2008 and the Bank established a valuation allowance of $1,053,000 for these impaired loans. Impaired loans at December 31, 2007 were $207,000 and the Bank established a valuation allowance of $30,000 for these impaired loans.

At December 31, 2008, $1,897,000 of the impaired loans was comprised of two loans in the portfolio. These loans were granted in 2006 and were for residential real estate development purposes outside of our local market. The projects were well underwritten at the time the loans were made and the loans were performing until the decline in collateral values caused by to the overall economic crisis. The continued decline in real estate values in the markets where these projects are located resulted in the need to establish specific reserves on these two loans. Specific reserves on these two impaired loans totaled $973,000 at December 31, 2008. Both of these loans are participation loans purchased from one of our correspondent banks. As of December 31, 2008, $11,948,000 or 5.7% of the loan portfolio was comprised of participation loans purchased from other banks with these two loans being the only loans that are for residential real estate development included in this segment of the loan portfolio.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Net Interest Income and Net Interest Margin

Net interest income, the primary source of the Bank’s earnings, is the excess of interest income, derived from earning assets classified as loans, securities, certificates of deposit and federal funds sold, over and above interest expense, which are amounts due from the Bank’s interest bearing liabilities including customer deposits, time certificates and federal funds purchased. The amount of net interest income is primarily dependent upon the volume and mix of these earning assets and interest bearing liabilities. Interest rate changes can also impact the amount of net interest income, but usually to a lesser extent. Management develops pricing and marketing strategies to maximize net interest income while maintaining related assets and liabilities accounts within guideline policies as established by the Bank’s Board of Directors. Sources of non-interest income include service charges on deposit accounts, mortgage brokerage fees and other miscellaneous income.

The net interest margin represents net interest income divided by average earning assets. It reflects the average effective rate that the Bank earned on its earning assets. Net interest margin is affected by changes in both average interest rates and average volumes of interest earning assets and interest bearing liabilities.

Net interest income, increased 56% to $5,238,000 in 2008, from $3,367,000 in 2007. The increase was due primarily to the increase in the Bank’s loan portfolio. The loan portfolio maintained strong ratios as a percentage of assets and deposits of 89% and 111%, respectively, at December 31, 2008, as compared to 85% and 111%, respectively, at December 31, 2007. The net interest margin decreased to 2.95% for 2008 from 3.32% for 2007. The average rate on earning assets decreased 108 basis points from 7.15% for 2007 to 6.07% for 2008. As a new bank we must price loans competitively to grow our loan porfolio. Declining rates reduced loan profitability as new loans were made at lower rates. Repricing of existing loans at lower rates was not as much a factor because we are a young financial institution but could be in the future as our loan portfolio matures. The average rate on interest-bearing liabilities decreased 110 basis points from 4.72% in 2007 to 3.62% in 2008.

Competition for deposits has been strong in 2008, especially in certificate of deposit products. Through August of 2008, larger institutions in our market priced certificates of deposit very aggressively to obtain funding which kept certificate of deposit rates from falling as much as the rates on other deposit products. Certificates of deposit comprise the major source of our funding and thus we were compelled by our local market to pay competitive rates to keep existing certificate of deposit customers and to attract new customers as well. We were able to compensate for this to a degree by increasing our Federal Home Loan Bank (FHLB) borrowings and utilizing more out of market brokered CD funding. While both sources were lower in cost than our local market, the rates paid for these funds are still higher than our other non-certificate of deposit core products. Our reliance on higher cost certificates of deposit (both local and out of area brokered CDs) and FHLB borrowings increased in 2008 compared to 2007. Certificates of deposit and FHLB borrowings comprised 54% of our funding sources in 2008 compared to 42% in 2007. As a result of this increased reliance on our higher cost funding sources, our interest expense to average earning assets of 3.12% in 2008 declined just 71 basis points from 3.83% in 2007. At the same time, our yield on earning assets declined 108 basis points from 7.15% in 2007 to 6.07% in 2008. In 2008 our yield on earning assets declined in response to the drop in interest rates experienced during the year but was not entirely offset by a like drop in interest expense as our funding mix shifted more to higher rate certificates of deposit and FHLB borrowings.

In 2008, the prime rate dropped 400 basis points from 7.25% at the beginning of the year to 3.25% at year end, one of the largest drops in history. The dramatic drop in the prime rate and in corresponding short term rates such as LIBOR, caused the rates on our loans and lines of credit tied to these indexes to fall reducing interest income earned on these loans. At the same time, much of our deposit funding is from certificates of deposit and we were committed to the rates paid on these deposits until they matured. This was the primary reason for the drop in the net interest margin from 3.32% in 2007 to 2.95% in 2008.

The following table illustrates average balances of total interest-earning assets and total interest bearing liabilities for 2008 and 2007, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted-average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances. We have no tax exempt assets for the periods presented.

Table 1: Average Balances, Interest Income and Expense, Yields and Rates

	2008			2007
(Dollars in thousands)	Avg. Balance	Interest Income/ Expense	Yield/ Rate	Avg. Balance	Interest Income/ Expense	Yield/ Rate
Assets:
Federal funds sold	$1,324	$22	1.66%	$1,274	$66	5.18%
Deposits in banks	16	—	0.00%	274	14	5.11%
Securities, taxable	7,876	359	4.56%	8,824	451	5.11%
Restricted equity securities	1,657	76	4.59%	1,027	61	5.94%
Loans	166,833	10,329	6.19%	90,013	6,661	7.40%

Total earnings assets	177,706	$10,786	6.07%	101,412	$7,253	7.15%
Less: Allowance for loan losses	(1,783)			(958)
Total non-earning assets	11,556			8,654

Total Assets	$187,479			$109,108

Liabilities and stockholders’ equity
Interest bearing deposits:
Checking	$31,648	$826	2.61%	$22,843	$917	4.01%
Money market savings	17,970	475	2.64%	12,195	500	4.10%
Regular savings	382	4	0.96%	149	1	0.67%
Time Deposits	84,556	3,589	4.24%	42,796	2,272	5.31%
Other borrowings	2,012	58	2.86%	957	52	5.43%
Long term borrowings	16,481	596	3.62%	3,326	144	4.33%

Total int. bearing liabilities	153,049	$5,548	3.62%	82,266	$3,886	4.72%
Non-int. bearing liabilities:
Demand deposits	9,910			4,474
Other liabilities	1,598			836
Total liabilities	164,557			87,576

Stockholders’ equity	22,923			21,532

Total Liabilities and Stockholders’ Equity	$187,480			$109,108

Net interest income		$5,238			$3,367

Interest rate spread			2.45%			2.43%

Interest expense to average earning assets			3.12%			3.83%

Net interest margin			2.95%			3.32%

	2006
(Dollars in thousands)	Avg. Balance	Interest Income/ Expense	Yield/ Rate
Assets:
Federal funds sold	$13,392	$692	5.17%
Deposits in banks	—	—	—
Securities, taxable	8,764	437	4.99%
Restricted equity securities	823	49	5.95%
Loans	32,612	2,413	7.40%

Total earnings assets	55,591	$3,591	6.46%
Less: Allowance for loan losses	(338)
Total non-earning assets	4,544

Total Assets	$59,797

Liabilities and stockholders’ equity
Interest bearing deposits:
Checking	$15,950	$665	4.17%
Money market savings	8,912	368	4.13%
Regular savings	88	—	0.00%
Time Deposits	8,971	455	5.07%
Short-term borrowings	376	22	5.85%
FHLB borrowings	—	—	—

Total int. bearing liabilities	34,299	$1,510	4.40%
Non-int. bearing liabilities:
Demand deposits	2,018
Other liabilities	442
Total liabilities	36,759

Stockholders’ equity	23,038
Total Liabilities and

Stockholders’ Equity	$59,797

Net interest income		$2,081

Interest rate spread			2.06%

Interest expense to average earning assets			2.72%

Net interest margin			3.74%

Table 2: Rate and Volume Analysis

	2008 Compared to 2007			2007 Compared to 2006
(Dollars in thousands)	Increase (Decrease)	Change Due To:		Increase (Decrease)	Change Due To:
		Rate	Volume		Rate	Volume
Interest income:
Federal funds sold	$(44)	$(47)	3	$(626)	$2	(628)
Deposits in banks	(14)	—	(14)	14	—	14
Securities, taxable	(92)	(46)	(46)	14	11	3
Restricted equity securities	15	(16)	31	12	—	12
Loans	3,668	(1,237)	4,905	4,248	—	4,248

Total interest income	3,533	(1,346)	4,879	3,662	13	3,649

Interest expense:
Interest bearing liabilities:
Checking	(91)	(379)	289	252	(26)	278
Money market savings	(25)	(214)	189	132	(3)	135
Regular savings	3	1	2	1	1	—
Time Deposits	1,317	(531)	1,848	1,817	22	1,795
Other borrowings	6	(33)	38	30	(2)	32
Long term borrowings	452	—	452	144	—	144

Total interest bearing liabilities	1,662	(1,156)	2,818	2,376	(8)	2,384

Net interest income	$1,871	$(190)	2,061	$1,286	$21	1,265

Noninterest Income

Non-interest income includes service charges on deposit accounts, brokerage fees on non-portfolio mortgage loans, and rental income from tenants leasing offices at the Colonial Avenue at 419 location. Noninterest income increased to $511,000 in 2008 from $364,000 in 2007. The increase in noninterest income was due primarily to increased service charge income on deposit accounts and increased other income. As the real estate market softened in 2008, mortgage loan brokerage fees declined. Other income includes ATM and debit card transaction fees, checking order fees, safe deposit box income and merchant account income. The substantial increase in other income occurred primarily because of our growth of checking accounts and the increased use of ATM and debit cards. The Bank continues to identify and evaluate new sources of noninterest income.

Table 3: Non-Interest Income

	Period Ended December 31,
(Dollars in thousands)	2008	2007
Service charges on deposit accounts	$161	$60
Mortgage loan brokerage fees	77	107
Rental Income	105	110
Other Income	168	87

Total non-interest income	$511	$364

Noninterest Expense

Non-interest expense includes, among other things, salaries and benefits, occupancy costs, professional fees, depreciation, data processing, telecommunications and miscellaneous expenses.

Total noninterest expense increased $1,740,000, from $4,536,000 in 2007 to $6,276,000 in 2008. Salaries and employee benefits expense increased $1,149,000 from 2007 due to severance benefits of $312,000 paid to the Bank’s former Chief Executive Officer that left the Bank in May 2008 and the additions to the Bank’s staff for the opening of the two offices in the New River Valley in 2008. The addition of these two offices in 2008 and the completion of the permanent office at Colonial Avenue is the primary factor in the increase in occupancy and equipment expense from $727,000 in 2007 to $972,000 in 2008 and the increase in data processing expense of $93,000 for 2008 compared to 2007. Other expenses include primarily stationary, printing and supplies, auto, travel and entertainment, courier and ATM expense, check printing, federal reserve servicing fees, FDIC insurance and state examination expense. The increase in other expenses was largely attributable to our overall growth in customers and in the volume of transactions we process due to the increased customer base. FDIC assessments have increased substantially as our deposits have grown and in light of the current economic environment and various programs adopted by the FDIC in connection with it such assessments are expected to increase further. The Bank’s management and staff monitor and control operating expenses to provide adequate operational support and enable growth opportunities.

Table 4: Non-Interest Expense

	Period Ended December 31,
(Dollars in thousands)	2008	2007
Salaries and employee benefits	$3,668	$2,519
Occupancy and equipment expense	972	727
Advertising and marketing expense	261	286
Professional fees	173	195
Data processing expense	281	188
Bank franchise taxes	151	166
Other expense	770	455

Total non-interest expense	$6,276	$4,536

Salaries and employee benefits expense includes non-cash expense for stock based compensation of $28,000 and $10,000 in 2008 and 2007, respectively. Please see Note 11 of the Notes to the financial statements on page 41 and in the Annual Report attached as Exhibit 13 for additional information.

Income Tax Expense

The Bank did not record in its current provision for income tax expense for 2008 or 2007 any income tax benefits due to the operational losses incurred in both years. The tax benefit of these operational losses may be reflected as a reduction of future current tax provisions in future time periods if and when the Bank achieves operational profitability. As a Bank we are not subject to state income taxes. A bank in Virginia is required to pay a franchise tax based on its capital.

Loans

Our primary source of income is our lending activities. The following table presents the composition of the Bank’s loan portfolio at the dates indicated:

Table 5: Loan Portfolio

	Balances at December 31,
(Dollars in thousands)	2008	2007	2006	2005
Loans secured by real estate:
Construction and land development	$43,645	$22,460	$5,098	$—
Secured by 1-4 family residential	39,448	23,681	14,100	40
Nonfarm, non 1-4 family residential	92,619	65,041	25,369	—
Loans to farmers	223	119	124	—
Commercial loans	26,435	19,381	13,496	1,440
Loans to individuals	8,883	3,121	2,249	3

Total Loans	$211,253	$133,803	$60,436	$1,483

Included in the construction and land development category above are residential real estate acquisition, development and home construction loans which comprised $23,985,000 or 11.2% of the portfolio at December 31, 2008 compared to $13,334,000 or 10.0% at December 31, 2007. The remainder of this category is comprised of commercial construction and commercial property loans.

As the above reflects we experienced substantial loan growth in 2008. We will continue to service our customers and markets but it is unlikely that the level of loan growth experienced since we opened will continue. A large percentage of our loan portfolio is real estate related and the real estate market has softened considerably. Credit markets have tightened. These and other facts indicate diminished economic activity and lower loan demand particularly in real estate related loans. Our loan to deposit ratio at December 31, 2008 was 110.6%. This degree of leverage also affects our ability to grow the loan portfolio.

Maturities of Loans at December 31, 2008 are as follows:

(Dollars in thousands)	Fixed Rate	Adjustable Rate	Total
Maturing :
Within one year	$13,401	34,209	$47,610
One to five years	101,852	31,656	133,508
After five years	4,498	25,637	30,135

Total	$119,751	$91,502	$211,253

Provision and Allowance For Loan Losses

Provisions for loan losses amounted to $1,648,000 in 2008 and $857,000 in 2007. The accumulated provision represented 1.35% and 1.10% of total outstanding loans at December 31, 2008 and 2007, respectively. The increased provision in 2008 over 2007 was due to the increase in nonperforming assets as a result primarily of two nonperforming loans discussed below. The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and inherent risk of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and other factors. As a new bank, we do not have a seasoned loan portfolio which affects to some degree our ability to apply historical factors with respect to the allowance. Management also classifies loans as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans classified as impaired totaled $2,328,000 at December 31, 2008 and the Bank established a valuation allowance of $1,053,000 for these impaired loans compared to loans classified as impaired at December 31, 2007 of $207,000 with a valuation allowance of $30,000 for these impaired loans.

The following table presents an analysis of the changes in the allowance for loan losses for the periods indicated.

Table 6: Allocation of the Allowance for Loan Losses is as follows:

	Balances at December 31,
	2008		2007
(Dollars in thousands)	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Loans secured by real estate:
Construction and land development	$1,395	20.66%	$247	16.79%
Secured by 1-4 family residential	398	18.67%	260	17.70%
Nonfarm, non 1-4 family residential	749	43.84%	716	48.61%
Loans to farmers	2	0.11%	1	0.09%
Commercial loans	251	12.51%	213	14.48%
Loans to individuals	67	4.20%	34	2.33%
Unallocated	—	0.00%	—	0.00%

Total Loans	$2,862	100.00%	$1,471	100.00%

	Balances at December 31,
	2006		2005
(Dollars in thousands)	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Loans secured by real estate:
Construction and land development	$56	8.44%	$—	0.00%
Secured by 1-4 family residential	155	23.33%	—	2.70%
Nonfarm, non 1-4 family residential	279	41.98%	—	0.00%
Loans to farmers	1	0.21%	—	0.00%
Commercial loans	148	22.33%	16	97.10%
Loans to individuals	25	3.72%	—	0.20%
Unallocated	—	0.00%	—	0.00%

Total Loans	$664	100.00%	$16	100.00%

Asset Quality

Interest is accrued on outstanding loan principal balances, unless the Bank considers collection to be doubtful. Commercial and unsecured consumer loans are designated as non-accrual when payment is delinquent 90 days or at the point which the Bank considers collection doubtful, if earlier. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that concern over our ability to collect principal and interest is not significant. When loans are placed in non-accrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received. Interest accruals are resumed on such loans only when in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

As of December 31, 2008, the Bank had $3,030,000 in non-performing loans, comprised of $2,328,000 in non-accrual loans and $702,000 in loans past due 90 days and still accruing interest, compared to no non-performing loans at December 31, 2007. The increase in non-performing loans is due primarily to two loans totaling $1,897,000 at December 31, 2008, that were performing loans in 2007. These loans were granted in 2006 and were for residential real estate development purposes outside of our local market. The projects were well underwritten at the time the loans were made and the loans were performing until the dramatic decline in real estate values in the markets where these projects are located. These declines caused the projects to become impaired, resulting in the need to establish specific reserves on these two loans. Both of these loans are participation loans purchased from one of our correspondent banks. As of December 31, 2008, $11,948,000 or 5.7% of the loan portfolio was comprised of participation loans purchased from other banks with these two loans being the only loans that are for residential real estate development included in this segment of the loan portfolio. Overall, residential real estate acquisition, development and home construction loans comprised 11.2% of the portfolio at December 31, 2008 compared to 10.0% at December 31, 2007.

Loans of these types as well as other real estate related loans which together form a substantial percentage of our loan portfolio have been more affected by the current recession than many other types of loans. We have considered this in evaluating the adequacy of our allowance but the length and depth of the current recession are unpredictable.

Investment Portfolio

At December 31, 2008, 2007, 2006 and 2005 all of the Bank’s securities were classified as available-for-sale. The following table presents the composition of the investment portfolio as of December 31, 2008.

Investment Portfolio

	Balances at December 31,
(Dollars In Thousands)	2008	2007	2006
U. S. Government agency securities	$9,488	$8,008	$9,966

Total Investments	$9,488	$8,008	$9,966

Table 7: Securities Available for Sale, Maturity Distribution and Average Yields

(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield
U.S. government agency securities:
Maturing within 1 year	$—	$—	—
Maturing within 1 to 5 years	5,994	6,169	4.40%
Maturing after 5 years	2,931	3,319	5.50

Total Maturities	$8,925	$9,488	4.79%

Deposits

The Bank’s primary source of funds is deposit accounts. The Bank’s deposit base is comprised of demand deposits, savings and money market accounts, and time deposits. The Bank’s deposits are provided primarily by individuals and businesses located in the Bank’s market area. At December 31, 2008, brokered time deposits totaling $25,102,000 were from sources outside of the Bank’s market area. The level and mix of deposits are influenced by a number of factors such as customer service, interest rates paid, and convenience of banking locations. Competition for deposits in our markets is strong. This affects the availability and ultimately the pricing of our deposits. We are a member of the Certificate of Deposit Account Registry Service (“CDARS”). This allows us to provide our depositors with up to $50 million in FDIC insurance. We receive certificates of deposit and exchange them with other banks in the CDARS network. This is called a reciprocal transaction. We can also obtain deposits through CDARS without exchanging any of our certificates of deposit in return. CDARS deposits are considered brokered deposits. Obtaining brokered time deposits from outside our market area assists us in obtaining deposits which are not dependent on the highly competitive conditions in our market.

Total deposits increased by 57% from $119,690,000 at December 31, 2007 to $188,411,000 at December 31, 2008. The Bank’s ability to attract and retain deposits, and our cost of funds, has been, and will continue to be, significantly affected by market conditions. Our growth in deposits between 2007 and 2008, in a highly competitive market was achieved by our expansion into the New River Valley market and our Colonial Avenue and South Roanoke offices being open for a full year in 2008 compared to only half of the year in 2007.

The following table is a schedule of average balances and average rates paid for each deposit category for the periods presented:

Table 8: Average Deposits and Rates Paid

	December 31,
	2008		2007		2006
(Dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-int. bearing deposits	$9,910		$4,474		$2,018
Interest bearing accounts:
Checking	31,647	2.61%	22,843	4.01%	15,950	4.17%
Money market savings	17,970	2.64%	12,195	4.10%	8,912	4.12%
Regular savings	382	0.96%	149	0.67%	88	0.45%
Time Deposits	84,556	4.24%	42,796	5.31%	8,971	5.07%

Total Interest Bearing	134,555	2.86%	77,983	4.73%	33,923	4.39%

Total	$144,466		$82,457		$35,941

The following table is a schedule of maturities for time deposits of $100,000 or more at the dates indicated:

Table 9: Maturities of Certificates of Deposits with Balances of $100,000 or More

(Dollars in thousands)	Within 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total	Percent of Total Deposits
At December 31, 2008	$21,694	$10,143	$13,413	$2,208	$47,458	25.19%

Liquidity and Interest Rate Sensitivity

Liquidity is identified as the ability to generate or acquire sufficient amounts of cash when needed and at a reasonable cost to accommodate withdrawals, payments of debt, and increased loan demand. Liquid assets include cash, federal funds sold, securities classified as available for sale as well as loans and securities maturing within one year. As a result of the Bank’s management of liquid assets and the ability to generate liquidity through liability funding, management believes the Bank maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.

The Bank’s management, under the direction of the Asset/Liability Committee of the Board of Directors, reviews the mix of monetary assets and liabilities to ensure the Bank maintains an adequate level of liquidity at all times. This ensures that the Bank’s sources of funds, primarily net fluctuations in customer deposits, investments, securities and correspondent banking relationships, must be balanced with the Bank’s obligations, commitments, and operational requirements, to maintain overall liquidity in conjunction with the maximization of interest rate spreads.

At December 31, 2008, the Bank had commitments to originate $25,338,000 of loans. Certificates of deposit scheduled to mature in the 12 month period ending December 31, 2008 total $115,726,000. Management believes that a significant portion of such deposits will remain with the Bank. Even if this is not the case we have $22 million of federal funds lines of credit and $8.5 million in Federal Home Loan Bank lines of credit available and we have been approved to borrow 20% of our total assets from the Federal Home Loan Bank subject to providing qualifying collateral.

A financial institution can be exposed to several market risks that may impact its value or future earnings capacity. These risks include interest rate risk, foreign currency exchange risk, commodity price risk and equity market price risk. Our primary market risk is interest rate risk. Interest rate risk is inherent because as a financial institution, we derive a significant amount of our operating revenue from customer deposits and possible borrowings at various terms and rates. These funds are then invested into earning assets (loans and investments) at various terms and rates.

Interest rate risk is the exposure to fluctuations in our future earnings (earnings at risk) and value (value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that reprice within a specific time period as a result of scheduled maturities and repayment and contractual interest rate changes.

The primary objective of our asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate. The goal is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an acceptable level.

Management strives to control the exposure to interest rate volatility and operates under policies and guidelines established by the Board of Directors, who set the level of acceptable risk, by understanding, reviewing and making decisions based on our risk position. In addition, pricing, promotion and product development activities are assessed in an effort to emphasize the loan and deposit term or repricing characteristics that best meet current interest risk objectives. We use a variety of analytical systems and balance sheet tools to manage interest rate risk.

Gap Analysis

Gap analysis tools monitor the “gap” between interest-sensitive assets and interest-sensitive liabilities. We use simulation modeling to forecast future balance sheet and income statement behavior. By studying the effects on net interest income of rising, stable and falling interest rate scenarios and by understanding the dynamic nature of our balance sheet components, the Bank can position itself to take advantage of anticipated interest rate movements. We evaluate the securities, loans and deposit portfolios to manage our interest rate risk position.

Table 10 “Interest Sensitivity” indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in an liability sensitive position at December 31, 2008 of $63.2 million for a cumulative gap ratio of -28.94%, which benefits us in a falling rate environment but hurts us in a rising rate environment. An asset interest sensitivity gap results when interest-sensitive assets exceed interest-sensitive liabilities for a specific repricing “horizon.” The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets, as was the case at December 31, 2008, with respect to the one year time horizon. For a bank with a negative gap, such as us, falling interest rates would be expected to have a positive effect on net interest income and rising rates would be expected to have the opposite effect. The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or their contractual repricing date. Time deposits are reflected in the deposits’ maturity dates. Borrowed funds are reflected in the earliest contractual repricing interval. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, we are under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates.

Table 10: Interest Rate Sensitivity

(Dollars in thousands)	0 - 3 Months	3 - 12 Months	1 - 5 Years	Over 5 Years	Total
Interest Earning Assets
Securities	$—	$3,084	$3,085	$3,319	$9,488
Interest-Bearing Balances	86				86
Loans	85,887	26,129	86,446	9,929	208,391
Federal funds sold	520	—	—	—	520

Total	$86,493	$29,213	$89,531	$13,248	$218,485
Cumulative totals	$86,493	$115,706	$205,237	$218,485
Interest Bearing Liabilities
Interest checking	$33,362	$—	$—	$—	$33,362
Savings	623	—	—	—	623
Money Market	18,118	—	—	—	18,118
Time Deposits	43,283	72,444	7,872	2	123,601
Short term borrowings	898	—	—	—	898
FHLB Borrowings	—	10,200	4,000	4,000	18,200

Total	$96,284	$82,644	$11,872	$4,002	$194,802
Cumulative totals	$96,284	$178,928	$190,800	$194,802

Cumulative interest	$(9,791)	$(53,431)	$77,659	$9,246	$23,683
Interest sensitivity gap sensitivity gap	$(9,791)	$(63,222)	$14,437	$23,683
Cumulative interest sensitivity gap to total interest earning assets	-4.48%	-28.94%	6.61%	10.84%

Capital Resources

To enable future growth of the Bank, there must be an adequate level of capital. Management reviews the Bank’s capital to ensure that the amount, composition and quality of the Bank’s assets and liabilities satisfy regulatory requirements, meet or exceed industry standards, and support projected Bank growth.

Stockholders’ equity increased $3,841,000 during 2008 to $24,498,000 at December 31, 2008 due primarily to $5,493,000 raised from a private placement offering, net of stock issuance costs of $53,000, offset by the 2008 net loss of $2,175,000 and a gain on securities available-for-sale of $548,000 and the addition of $28,000 from stock based compensation costs added to surplus.

Risk Based Capital Analysis

	December 31,
(Dollars in thousands)	2008	2007
Tier 1 Capital:
Common Stock	$14,697	$12,500
Surplus	17,044	13,773
Retained Deficit	(7,806)	(5,631)

Total Tier 1 Capital	$23,935	$20,642
Tier 2 Capital:
Allowance for Loan Losses	2,817	1,471
Total Risk Based Capital	$26,752	$22,113

Capital Ratios:
Tier I Risk Based Capital Ratio	10.6%	13.9%
Total Risk Based Capital Ratio	11.9%	14.9%
Leverage ratio (Tier I capital to average assets)	10.8%	15.0%

Contractual Obligations and Other Commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The contractual amounts of these instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and letters of credit written is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

HISTORICAL AND PRO FORMA FINANCIAL DATA

HOMETOWN BANKSHARES CORPORATION

PRO FORMA PARENT COMPANY ONLY BALANCE SHEET

(Unaudited)

(In Actual Dollars)

Date: December 8, 2008

ASSETS
Cash and due from banks	$0
Investment in bank subsidiary	$24,895,000

Total Assets	$24,895,000

LIABILITIES
Accounts payable	$0
STOCKHOLDERS’ EQUITY
Total Stockholders’ Equity	$24,895,000

Total Liabilities and Stockholders’ Equity	$24,895,000

NOTES TO PRO FORMA PARENT COMPANY ONLY BALANCE SHEET

(Unaudited)

HomeTown Bankshares Corporation is to exchange 2,939,400 shares of HomeTown Bankshares Corporation common stock (no par value) for each share of HomeTown Bank common stock. The pro forma reflects the proposed exchange as if it had occurred for balance sheet presentation on December 8, 2008, assuming the pooling-of-interests method of accounting will be used.

SUPERVISION AND REGULATION

General

The Bank is a Virginia state chartered bank, and its deposit accounts are insured up to applicable limits by the FDIC. The Bank is subject to extensive regulation by the BFI as its chartering authority. The reorganization will not change this. The discussion that follows of the regulations that currently apply to the Bank will apply to the same extent to the Bank after the reorganization.

The Bank must file reports with the BFI concerning its activities and financial condition, and it must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. The BFI conducts periodic examinations to assess the Bank’s compliance with regulatory requirements as well as its safety and soundness as a financial institution. The Federal Reserve also examines and requires reports from the Bank periodically because it is a member institution and, as such, is subject to the numerous requirements imposed on Federal Reserve member banks As insurer, the FDIC may also conduct examinations of and require reporting by the Bank. This regulation and supervision is intended primarily for the protection of the deposit insurance funds and depositors, not stockholders. The regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement activities, including the setting of policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. The FDIC is authorized to prohibit the Bank from engaging in any activity that the FDIC determines will pose a threat to the insurance fund. The FDIC also may initiate enforcement actions.

The Company, as a bank holding company, also will be required to file reports with, and otherwise comply with, the rules and regulations of the Federal Reserve and the BFI and with the rules and regulations of the Securities and Exchange Commission under the federal securities laws. Compliance with these additional regulations will impose additional costs on the Company not currently borne by the Bank.

Any change in the laws governing the Bank or the Company, whether by a bank regulatory agency or through legislation, could have a material adverse impact on the Bank and the Company and their operations and stockholders. In this respect, due to the current financial and economic climate, additional regulation of financial institutions is likely.

The following is a summary of the laws and regulations that apply to the Bank and the Company. This summary is not complete. The operations of the Bank and the Company may be affected by legislative and regulatory changes as well as by changes in the policies of various regulatory authorities.

HomeTown Bankshares Corporation

Following the completion of the reorganization, the Company will be subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Board of Governors of the Federal Reserve System.

As a bank holding company, the Company will be required to file with the Federal Reserve annual and semi-annual reports and information regarding its business operations and those of the Bank. The Company also must provide the BFI with information regarding itself and the Bank. The Company (as a bank holding company) will be examined by the Federal Reserve and by the BFI.

A bank holding company is required by the Federal Bank Holding Company Act to obtain approval from the Federal Reserve prior to acquiring control of any bank that it does not already own or engaging in any business other than banking or managing, controlling or furnishing services to banks and other subsidiaries authorized by the statute. Similarly, approval of the BFI is required for certain acquisitions of other banks and bank holding companies. The Federal Reserve would approve a bank holding company owning shares in a company involved in activities the Federal Reserve has determined to be closely related to banking or to managing or controlling banks.

Some of the principal activities that the Federal Reserve Board has already determined to be closely related to banking are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount and full service brokerage services;

•	acting as fiduciary, investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

The Company would be compelled by the Federal Reserve to invest additional capital in the Bank in the event the Bank experiences either significant loan losses or rapid growth of loans or deposits. The Federal Reserve requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries.

As a bank holding company, the Company will operate under the consolidated capital adequacy guidelines established by the Federal Reserve. Under the Federal Reserve’s current risk-based capital guidelines for bank holding companies, the minimum required ratio for total capital to risk weighted assets the Company will be required to maintain is 8%, with at least 4% consisting of Tier 1 capital. Tier 1 capital consists of common and qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets. These risk-based capital guidelines establish minimum standards and bank holding companies generally are expected to operate well above the minimum standards. The amount of capital a bank holding company is required to hold can adversely affect its profitability and its ability to expand.

The Company will be required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, will be equal to 10% or more of the Company’s consolidated net worth. The Federal Reserve Board may disapprove any purchase or redemption under certain circumstances. Such notice and approval is not required for a bank holding company that, as we believe the Company will be, would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues. Notwithstanding the foregoing, any redemption of holding company preferred stock will require the prior approval of the Federal Reserve Board and is subject to the requirements under the TARP.

The Federal Reserve Board is empowered to initiate cease and desist proceedings and other supervisory actions for violations of the Bank Holding Company Act, or the regulations, orders, conditions or agreements of or with the Federal Reserve Board.

The status of the Company as a registered bank holding company under the Bank Holding Company Act does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including certain provisions of the federal securities laws.

HomeTown Bank

The Bank is examined and regulated by the BFI and by the Federal Reserve as a member of the Federal Reserve System. The BFI regulates and monitors all significant aspects of the Bank’s operations. The BFI, as the primary regulator, has enforcement authority over the Bank. The BFI requires quarterly reports on the Bank’s financial condition and conducts periodic examinations of the Bank. The cost of complying with these regulations and reporting requirements can be significant. In addition, some of these regulations impact stockholders directly. For example, the Bank may pay dividends only out of its undivided profits after deducting expense, including losses and bad debts. In addition, the Bank may not pay dividends at all until its surplus equals its stated capital. The only exception is if the Bank has transferred to surplus no less than 10% of its net profits for the preceding two consecutive half year periods (for annual dividends) or of the preceding half year period (for quarterly or half year dividends).

The Bank’s loan operations, particularly for consumer and residential real estate loans, are also subject to numerous legal requirements as are its deposit activities. In addition to regulatory compliance costs, these laws may create the risk of liability to the Bank for noncompliance.

The Bank’s deposits will be insured by the FDIC for a maximum of $250,000 per depositor. For this protection, the Bank will pay a semi-annual statutory assessment and will have to comply with the rules and regulations of the FDIC. These assessments can go up or down, affecting the Bank’s costs, depending on the solvency of the banking industry as a whole. In light of the current state of the banking industry, substantial increases in these assessments are likely. Also, the FDIC has a Temporary Liquidity Guarantee Program (“TLGP”) in which the Bank participates. Generally the TLGP has two components. One guarantees newly issued senior unsecured debt issued before October 14, 2008 and June 30, 2009. The Bank participates in this component but does not have any debt outstanding. The other provides full coverage for non interest bearing transaction deposit accounts regardless of dollar amounts until December 31, 2009. The Bank participates in this component and pays a fee for the coverage. In addition, the FDIC may examine the Bank and has authority to initiate enforcement actions against the Bank. The FDIC may also terminate or suspend a Bank’s deposit insurance if the institution is or is thought to be engaging in unsafe or unsound practices and under other circumstances.

In case of member banks like the Bank, the Federal Reserve has the authority to prevent the continuance or development of unsound and unsafe banking practices and to approve conversions, mergers and consolidations.

Under the Federal Reserve’s current risk-based capital guidelines for member banks, the Bank is required to maintain a minimum ratio of total capital to risk weighted assets of 8%, with at least 4% consisting of Tier 1 capital. In addition, the Federal Reserve requires its member banks to maintain a minimum ratio of Tier 1 capital to average assets. This capital measure is generally referred to as the leverage capital ratio. The minimum required leverage capital ratio is 4% if the Federal Reserve determines that the institution is not anticipating or experiencing significant growth and has well-diversified risks, including no undue interest rate exposure, excellent asset quality, high liquidity and good earnings and, in general, is considered a strong banking organization. If the Bank does not satisfy any of these criteria in the future, it may be required to maintain a ratio of total capital to risk-based assets of 10% and a ratio of Tier 1 capital to risk-based assets of at least 6%. The Bank would then be required to maintain a 5% leverage capital ratio. This would mean that the Bank would have to hold more capital, and its ability to expand would be impaired and its profitability diminished.

Banking profitability depends on interest rate differentials. The difference between the interest rates paid by the Bank on its deposits and other borrowings and the interest rate received on loans extended to its customers and on securities held in its portfolio comprises the major portion of the Bank’s earnings.

The earnings and growth of the Bank are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve implements national monetary policy by its open market operations in United States government securities, adjustments in the amount of reserves that banks and other financial institutions are required to maintain and adjustments to the discount rates applicable to borrowings by banks from the Federal Reserve The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged and paid on deposits. Due to the recent turbulence in the financial markets and the economic downturn, the Federal Reserve has been very active in carrying out these responsibilities. In addition, in order to address these same issues and to stabilize the banking industry the U. S. Treasury Department has proposed innovative programs in which the Bank may participate.

The Bank has restrictions on its investment and lending authorities. Loans are subject to limitations on amount based upon the Bank’s capital. Additional limitations are imposed on the aggregate amount of loans that a Virginia bank may make to any one borrower, including relating entities. These restrictions can affect the ability of the Bank to make larger loans.

The requirements of the Community Reinvestment Act (“CRA”) affect the Bank. The CRA imposes on financial institutions an affirmative obligation to help meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution’s efforts in helping meet community credit needs currently is evaluated as part of the examination process pursuant to a new regulation recently adopted by the banking regulatory agencies. Under the regulation, a financial institution’s efforts in helping meet its community’s credit needs are evaluated according to a three-pronged test (lending, investment and service). The grade received by a bank is considered in evaluating mergers, acquisitions and applications to open a branch or facility as well as the eligibility of the institution to participate in TARP. The Bank was last examined for CRA compliance on January 30, 2007 and received a “satisfactory” rating. To the best knowledge of the Bank, it continues to meet its obligations under the CRA.

Acquisition of the Holding Company

Federal Restrictions. Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person or entity, or group acting in concert, seeks to acquire 10% or more of holding company common stock. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the communities served by the Company and the Bank, and the competitive effects of the acquisition.

Under the Bank Holding Company Act, any company would be required to obtain prior approval from the Federal Reserve Board before it could acquire “control” of the Company within the meaning of the Bank Holding Company Act. Control generally is defined for these purposes to mean the ownership, control or power to vote at least 25% (although there is a presumption of control at 10%) or more of any class of voting securities of the Company, the ability to control in any manner the election of a majority of holding company directors, or to otherwise have the power to exercise a controlling influence over the management or policies of the Company.

Virginia Restrictions. Virginia law prohibits any person or entity from acquiring control (generally defined as at least 25% of the voting shares) of a Virginia financial institution holding company without the approval of the BFI. The same restriction applies to an existing Virginia financial institution holding company acquiring more than 5% of the voting shares of any other Virginia financial institution holding company. In deciding whether to approve such acquisitions the BFI generally must consider whether the acquisition would be detrimental to the safety and soundness of either party, the suitability of the applicant and its officers and directors, the interests of depositors, creditors, stockholders and others, and the general public interest. These restrictions will apply to the Company.

WHERE YOU CAN FIND MORE INFORMATION

The Bank is subject to the information reporting requirements of the Securities Exchange Act of 1934, and in accordance with that law files reports, proxy statements and other information with the Federal Reserve Board. Reports, proxy statements and other information filed by the Bank are available from the Federal Reserve.

The Company will not be subject to the information requirements of the Securities Exchange Act of 1934 until after the reorganization takes place. After the reorganization takes place, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, and the Company will file reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”).

The Company has filed a registration statement on Form S-4 relating to the reorganization with the SEC. This proxy statement/prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For the further information, we refer you to the registration statement on Form S-4, including its exhibits. Statements contained in this proxy statement/prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, please see the filed copy of the agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of each document.

After the reorganization, the Company will file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings will be available to the public over the Internet at the SEC’s website at http:/www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.hometownbankva.com, or by contacting the Company and requesting a copy. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

William R. Rakes, a Director and General Counsel of the Bank, and the law firm with which he is associated, Gentry Locke Rakes & Moore, LLP of which he is a partner, provides legal services to the Bank. Mr. Rakes and his firm have been approved by the Board of Directors as legal counsel for the Bank and all statements for services rendered and expenses incurred are approved by the Executive Committee of the Board of Directors, upon the recommendation of the Chief Executive Officer. Mr. Rakes does not participate in consideration of such statements by the Executive Committee.

Gentry Locke Rakes & Moore, LLP has given the Company a legal opinion upon the validity of the securities being registered.

The Bank’s officers, directors and other corporations, business entities and persons with which some of the Bank’s officers and directors are associated, have banking transactions with the Bank. All such transactions are made in the ordinary course of business on substantially the same terms, including interest rates and security for loans, as those prevailing at the time for comparable transactions with persons not related to the Bank and did not involve more than the normal risk of collectability or present other unfavorable features.

Independent Registered Public Accounting Firm

Yount, Hyde & Barbour, P.C. (“YHB”) served as independent registered public accounting firm for the Bank for the years 2005, 2006, 2007, and 2008 and was selected to serve as the independent registered public accounting firm for 2009. Representatives from YHB are expected to be present at the annual meeting with the opportunity to make a statement and to answer appropriate questions you may have.

YHB has advised the Bank that neither it nor any of its members have any direct financial interest or material indirect financial interest in the securities of the Bank or in connection with the Bank and/or the Company in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Fees Paid to Independent Registered Public Accounting Firm for 2008 and 2007 Fiscal Years

For the fiscal years ended December 31, 2008 and 2007, YHB audited the financial statements included in the Bank’s Annual Report on Form 10-KSB or Form 10-K; reviewed the Bank’s quarterly reports on Form 10-QSB or Form 10-Q; and provided certain tax compliance services.

The following table presents the aggregate fees paid or to be paid by the Bank for professional services rendered by YHB for the years 2008 and 2007:

	2008	2007
Audit Fees	$54,200	$44,000
Audit Related Fees	1,018	0
Tax Fees	5,000	4,500
Total	$60,218	$48,500

All Other Fees

Other than that set forth above, YHB did not bill the Bank for any other fees during either of the past two (2) years.

Audit Committee Pre-Approval Policies and Procedures

It is the policy of the Audit Committee that the Bank’s independent auditor may provide only those services that have been pre-approved by the Audit Committee. Unless a type of service to be provided by the independent auditor has received general pre-approval, it requires specific pre-approval by the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee or a related engagement letter specifically provides for a different period. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval.

Requests or applications to provide services that require specific approval by the Audit Committee must be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the Securities and Exchange Commission’s rules on auditor independence.

STOCKHOLDER PROPOSALS

If the Reorganization is not completed, any nomination for election of a person to serve as a director or other stockholder proposal that a stockholder wished to have included in the Bank’s proxy statement and form of proxy relating to the 2010 annual meeting of stockholders must be received by the Bank’s Corporate Secretary, at our main office, 202 South Jefferson Street, Roanoke, Virginia 24011, no later than December 31, 2009, pursuant to the proxy soliciting regulations of the Securities and Exchange Commission. Nothing in this paragraph shall be deemed to require the Bank to include in its proxy statement and form of proxy for such meeting any stockholder proposal which does not meet the requirements of the Securities and Exchange Commission in effect at that time.

If the Reorganization is completed, you will no longer be a stockholder of the Bank but you will be a stockholder of the Company. Therefore, any proposal that a stockholder of the Company wishes to have presented at the first annual meeting of the Company that will take place after the reorganization, which will be held in 2010, must be received at the main office of the Company not later than December 31, 2009, for proposals that a stockholder wishes to have included in next year’s proxy statement and set forth in the form of proxy for the Company. If a proposal that a stockholder wishes to have included in next year’s proxy statement and set forth in the form of proxy is received by December 31, 2009 and is in compliance with all the requirements of Rule 14a-8 of the Securities and Exchange Commission, it will be included in the proxy statement and set forth in the form of proxy issued for the first annual meeting of stockholders of the Company. We urge you to send all proposals of this kind by certified mail, return receipt requested, to the attention of the Corporate Secretary, HomeTown Bankshares Corporation, 202 South Jefferson Street, Roanoke, Virginia 24011. Any other proposal for consideration by stockholders at the Company’s 2010 annual meeting must be delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. For more information about the information that must be included in your proposal, please refer to the bylaws of the Company which are attached to this proxy statement/prospectus at Appendix B.

The proxy being solicited hereby provides discretionary authority to vote on any matter if the Bank did not receive notice of the matter 45 days before the date of this proxy statement/prospectus. The Bank has not received any such notices.

OTHER MATTERS

As of the date of this proxy statement/prospectus, management is not aware of any business to come before the annual meeting other than the matters that are described in this proxy statement/prospectus. However, if any other matters properly come before the annual meeting, we intend that the proxies solicited by this proxy statement/prospectus will be voted on those other matters in accordance with the judgment of the persons voting the proxies.

LEGAL MATTERS

Gentry Locke Rakes & Moore, LLP, P.O. Box 40013, Roanoke, Virginia 24002, has opined as to the validity of the Company stock to be issued in the reorganization and as to certain federal tax matters.

THE ACCOMPANYING PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND COST OF SAME IS BORNE BY THE BANK. IT MAY BE REVOKED IN WRITING DIRECTED TO THE SECRETARY OF THE BOARD AT ANY TIME PRIOR TO ITS EXERCISE.

By Order of the Board of Directors

By:	/s/ William C. Moses
William C. Moses
Its:	Corporate Secretary

May     , 2009

APPENDIX A

PLAN AND AGREEMENT OF SHARE EXCHANGE

THIS PLAN AND AGREEMENT OF SHARE EXCHANGE is made and entered into as of December 8, 2008, by and among HomeTown Bankshares Corporation, a proposed bank holding company organized under the laws of Virginia, with its principal office in Roanoke, Virginia (the “Holding Company”), and HomeTown Bank, a banking corporation organized under the laws of the Commonwealth of Virginia, with its main office in Roanoke, Virginia (the “Bank”).

WITNESSETH:

Whereas, Holding Company is a Virginia corporation formed for the purpose of engaging in a share exchange transaction with Bank by which Holding Company will, on the effective date of the share exchange, own 100% of the outstanding shares of the common stock ($5.00 par value) of Bank (“Bank Common Stock”) by virtue of an exchange of shares of the common stock (no par value) of Holding Company (“Holding Company Common Stock”) for all of the issued and outstanding shares of Bank Common Stock excluding only the “Excluded Shares” as hereinafter defined.

Whereas, the respective Boards of Directors of Holding Company and Bank consider the Share Exchange to be in the best interest of each corporation.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, Holding Company and Bank agree as follows:

1. The Share Exchange. At the Effective Date (as hereinafter defined), the Bank shall become a wholly owned subsidiary bank of Holding Company by virtue of a share exchange in which all of the capital stock of Bank as represented by all of the issued and outstanding shares of Bank Common Stock (excluding only the Excluded Shares) shall be the only class or series of Bank stock outstanding as of the Effective Date and shall be acquired from the holders thereof through a statutory share exchange in which each outstanding share of Bank Common Stock shall be converted into the right to receive the consideration specified in Section 2 (the “Share Exchange”).

2. Share Exchange Rights. Upon, and by reason of, the Share Exchange becoming effective pursuant to the issuance of a Certificate of Share Exchange by the Virginia State Corporation Commission (the “Effective Date”):

(a) Each of the issued and outstanding shares of Bank Common Stock or fraction thereof (excluding shares held by Bank or Holding Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by stockholders who perfect their dissenters’ rights, if any, (the “Excluded Shares”)) shall be automatically converted into the right to receive the equivalent number of shares of Holding Company Common Stock. Outstanding certificates representing shares of Bank Common Stock will thereafter represent the right to receive an equal number of shares of Holding Company Common Stock (the “Exchange Rights”). As soon as practicable thereafter, the Holding Company will issue new stock certificates representing the shares of Holding Company Common Stock received in the Share Exchange. Each holder of Bank Common Stock, upon the surrender of his stock certificates for the Bank Common Stock to the Holding Company duly endorsed for transfer, will be entitled to receive in exchange therefor a certificate or certificates representing an equivalent number of shares of Holding Company Common Stock.

(b) On the Effective Date, holders of Bank Common Stock will cease to be, and shall have no rights as stockholders of the Bank other than the Exchange Rights, and there shall be no transfer on the stock transfer book of Bank of the shares of Bank Common Stock which were outstanding immediately prior to the Effective Date.

(c) Any holder of Bank Common Stock who perfects his dissenters’ rights of appraisal in accordance with and as contemplated by the applicable provisions of Article 15 of the Virginia Stock Corporation Act (Va. Code § 13.1-729, et seq.) shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of law; provided, however, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of Article 15 of the Virginia Stock Corporation Act (Va. Code § 13.1-729, et seq.) and duly surrendered the certificate or certificates representing the shares for which payment is being made. In the event that a dissenting stockholder of Bank having dissenters’ rights as a matter of law fails to perfect or effectively withdraws or loses his right to appraisal and of payment for his share, after the Effective Date, Holding Company will issue and deliver the consideration to which such holder was entitled (without interest) on surrender by such holder of the certificates) representing shares of Bank Common Stock held by him.

(d) As promptly as practicable after the Effective Date, Holding Company shall send or cause to be sent to each former stockholder of Bank of record immediately prior to the Effective Date transmittal materials for use in exercising his Exchange Rights. Any dividends paid on any shares of Holding Company Common Stock that such stockholder shall be entitled to receive prior to the delivery to Holding Company of such stockholder’s certificates representing all of such stockholder’s shares of Bank Common Stock will be delivered to such stockholder only upon delivery to Holding Company of the certificates representing all of such shares (or indemnity satisfactory to Holding Company in its judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such dividends which the holder of such shares shall be entitled to receive upon such delivery. After the Effective Date, to the extent permitted by law, former stockholders of record of Bank Common Stock shall be entitled to vote at any meeting of holders of Holding Company Common Stock, the number of whole shares of Holding Company Common Stock to which they have Exchange Rights, regardless of whether such holders have exchanged their certificates representing Bank Common Stock for certificates representing Holding Company Common Stock in accordance with the provisions of this Agreement.

(e) Each of the shares of Bank Common Stock held by Bank or by Holding Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be cancelled and retired at the Effective Date and no consideration shall be issued in exchange therefor.

3. Capital of the Bank. The capital, surplus and undivided profits of the Bank at the Effective Date will be equal to the capital structure of the Bank immediately prior to the Effective Date.

4. Board of Directors; Officers. (a) At the Effective Date, the boards of directors of the Bank and the Holding Company shall continue to serve as the directors of the Bank and the Holding Company, respectively, except as otherwise determined in the discretion of the Boards prior to the Effective Date, until the expiration of their term or until such time as their successors have been elected and qualified.

(b) At the Effective Date, the respective officers of the Bank and the Holding Company shall continue to serve in their then current positions until such time as their successors have been elected or appointed.

5. Conditions to the Merger. Consummation of the Share Exchange is conditioned upon (i) the approval of this Agreement by the affirmative vote of the stockholders owning more than two-thirds of the outstanding shares of the common stock of the Bank at a meeting to be held on the call of the Bank’s board of directors, (ii) the receipt of the required regulatory approvals, (iii) the effectiveness of the registration of the shares of Holding Company Common Stock to be issued in the Share Exchange and compliance with all Blue Sky law requirements so that such shares may be lawfully issued, and (iv) the receipt of an opinion of counsel as to the tax-free nature of the transaction. Upon the satisfaction of the foregoing conditions, the Share Exchange shall become effective at the time specified in a Certificate of Share Exchange to be issued by the Virginia State Corporation Commission.

6. Termination. This Agreement may be terminated by the unilateral action of either of the boards of directors of the Bank or the Holding Company prior to the approval of the Agreement by the stockholders of Bank or by the mutual consent of the respective boards of directors of the Bank and the Holding Company after any stockholder group has taken the requisite affirmative action. Upon termination for any reason, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the Bank or the Holding Company or any of their directors, officers, employees, agents or stockholders.

WITNESS, the following signatures and seals for the parties, each hereunto set by its President and attested by its Secretary, pursuant to duly authorized resolutions of its Board of Directors.

HOMETOWN BANKSHARES CORPORATION

ATTEST:	/s/ William C. Moses	By:	/s/ Susan K. Still

HOMETOWN BANK

ATTEST:	/s/ William C. Moses	By:	/s/ Susan K. Still

Exhibit C to Plan and Agreement of Merger and Share Exchange

HOMETOWN BANKSHARES CORPORATION

PRO FORMA PARENT COMPANY ONLY BALANCE SHEET

(Unaudited)

(In Actual Dollars)

Date: December 8, 2008

ASSETS
Cash and due from banks	$0
Investment in bank subsidiary	24,895,000

Total Assets	$24,895,000

LIABILITIES	$0
STOCKHOLDERS’ EQUITY
Total Stockholders’ Equity	$24,895,000

Total Liabilities and Stockholders’ Equity	$24,895,000

NOTES TO PRO FORMA PARENT COMPANY ONLY BALANCE SHEET

(Unaudited)

HomeTown Bankshares Corporation is to exchange 2,939,400 shares of HomeTown Bankshares Corporation common stock (no par value) for each share of HomeTown Bank common stock. The pro forma reflects the proposed exchange as if it had occurred for balance sheet presentation on December 8, 2008, assuming the pooling-of-interests method of accounting will be used.

APPENDIX B

ARTICLES OF INCORPORATION

OF

HOMETOWN BANKSHARES CORPORATION

I. NAME

The name of the corporation is HomeTown Bankshares Corporation.

II. PURPOSE

The purpose for which the Corporation is organized is to act as a bank holding company and to transact any and all lawful business, not required to be specifically stated in the Articles of Incorporation, for which corporations may be incorporated under the Virginia Stock Corporation Act.

III. CAPITAL STOCK

Section 1. The total number of shares of capital stock that the Corporation shall have authority to issue is 15,000,000, of which 10,000,000 shares shall be shares of common stock, par value $5.00 per share (“Common Stock”), and 5,000,000 shares shall be shares of preferred stock, no par value per share (“Preferred Stock”).

Section 2. Shares of Preferred Stock may be issued in one or more series. Subject to applicable laws, the Board of Directors of the Corporation may determine the preferences, limitations and relative rights of any series of Preferred Stock before the issuance of any shares of that series. Such determination may include, without limitation, provisions with respect to voting rights (including rights with respect to any transaction of a specified nature), redemption, exchangeability, convertibility, distribution and preference on dissolution or otherwise. Each series shall be appropriately designated by a distinguishing designation prior to the issuance of any shares thereof. The Preferred Stock of all series shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of the series, with those of shares of other series of the same class.

Section 3. Subject to the rights of holders of Preferred Stock and subject to any other provisions of these Articles of Incorporation or any amendment hereto, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared by the Board of Directors from time to time.

Section 4. Subject to the rights of holders of Preferred Stock, in the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, after the payment or provision for payment in full for all debts and other liabilities of the Corporation, the remaining net assets of the Corporation shall be distributed ratably among the holders of the shares at the time outstanding of Common Stock.

Section 5. The holders of Common Stock shall be entitled to one vote per share on all matters as to which a stockholder vote is taken.

IV. NO PREEMPTIVE RIGHTS

No holder of capital stock of the Corporation of any class shall have any preemptive right to subscribe to or purchase (i) any shares of capital stock of the Corporation, (ii) any securities convertible into such shares, or (iii) any options, warrants or rights to purchase such shares or securities convertible into any such shares.

V. DIRECTORS

Section 1. The Board of Directors shall consist of such number of individuals as may be fixed or provided for in the Bylaws of the Corporation.

Section 2. The Board of Directors shall be divided into three classes, Class I, Class II and Class III, as nearly equal in number as possible. The classification of directors of this Corporation shall be implemented as follows: directors of the first class (Class I) shall be elected to hold office for a term expiring at the 2009 annual meeting of the stockholders; directors of the second class (Class II) shall be elected for a term expiring at the 2010 annual meeting of the stockholders; and directors of the third class (Class III) shall be elected to hold office for a term expiring at the 2011 annual meeting of stockholders. The successors to the class of directors whose terms expire shall be identified as being of the same class as the directors they succeed and elected to hold office for a term expiring at the third succeeding annual meeting of stockholders when directors are elected and qualified. When the number of directors is changed, any newly created directorship shall be apportioned among the classes by the Board of Directors as to make all classes as nearly equal as possible.

Section 3. Directors of the Corporation may be removed with or without cause upon the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

Section 4. If the office of any director shall become vacant, the directors at the time in office, whether or not a quorum, may, by majority vote of the directors then in office, choose a successor who shall hold office until the next annual meeting of stockholders. Vacancies resulting from the increase in the number of directors shall be filled in the same manner and any successor director filling such vacancy shall hold office until the next annual meeting of stockholders.

VI. STOCKHOLDER APPROVAL OF CERTAIN TRANSACTIONS

Any amendment of the Corporation’s Articles of Incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all the Corporation’s assets other than in the regular course of business and a plan of dissolution shall be approved by the vote of a majority of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present in person or by proxy, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of more than two-thirds of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

VII. LIMIT ON LIABILITY AND INDEMNIFICATION

Section 1. To the full extent that the Virginia Stock Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors or officers, a director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages.

Section 2. To the full extent permitted and in the manner prescribed by the Virginia Stock Corporation Act, the Corporation shall indemnify each director or officer of the Corporation against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such director or officer, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, except in relation to matters as to which he shall have been finally adjudged liable by reason of his willful misconduct or a knowing violation of criminal law in the performance of his duty as such director or officer. The Board of Directors is hereby empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

Section 3. The Board of Directors is hereby empowered, by majority vote of a quorum of disinterested directors, to cause the Corporation to indemnify or contract in advance to indemnify any person not specified in Section 2 of this Article against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been an employee, agent or consultant of the Corporation, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, to the same extent as if such person were specified as one to whom indemnification is granted in Section 2 of this Article.

Section 4. The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee, agent or consultant of the Corporation against any liability asserted against or incurred by any such person in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article.

Section 5. In the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to Sections 2 or 3 of this Article VII shall be made by special legal counsel agreed upon by the Board of Directors and the proposed indemnitee. If the Board of Directors and the proposed indemnitee are unable to agree upon such special legal counsel, the Board of Directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.

Section 6. No amendment, modification or repeal of this Article shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue or matter in any then pending or subsequent proceeding that is based in any material respect on any alleged action or failure to act occurring before the adoption of such amendment, modification or repeal.

Section 7. Every reference herein to director, officer, employee, agent or consultant shall include (i) every director, officer, employee, agent, or consultant of the Corporation or any corporation the majority of the voting stock of which is owned directly or indirectly by the Corporation, (ii) every former director, officer, employee, agent, or consultant of the Corporation, (iii) every person who may have served at the request of or on behalf of the Corporation as a director, officer, employee, agent, consultant or trustee of another corporation, partnership, joint venture, trust or other entity, and (iv) in all of such cases, his executors and administrators.

VIII. REGISTERED OFFICE

The Corporation’s initial registered office shall be located at 10 Franklin Road, S.E., Roanoke, Virginia 24011, in the City of Roanoke, Virginia. The Corporation’s initial registered agent shall be William R. Rakes, whose address is the same as the Corporation’s registered office and who is a resident of Virginia and a member of the Virginia State Bar.

Dated: December 8, 2008

/s/ William R. Rakes
William R. Rakes, Incorporator

BYLAWS

OF

HOMETOWN BANKSHARES CORPORATION

ARTICLE I

SHARES

Section 1. Certificates. All shares issued by the Corporation shall, when fully paid, be represented by certificates in such form as may be required by law and approved by the Board of Directors. Share certificates shall, subject to the provisions of Section 2 of this Article, be signed by the Chairman of the Board of Directors or the President and by the Treasurer or the Secretary or any other officer authorized by resolution of the Board of Directors. Each share certificate may, but need not, be sealed with the seal of the Corporation or a facsimile thereof.

Section 2. Signatures. The signatures of the officers upon a share certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. If any person who signed, either manually or by facsimile, a share certificate no longer holds office when such certificate is issued, the certificate is nevertheless valid.

Section 3. Duplicate Certificates. In case of the loss, mutilation or destruction of a share certificate, a duplicate may be issued upon such terms, and bearing such legend, if any, as the Board of Directors may lawfully prescribe.

Section 4. Transfer of Shares. A transfer of shares shall be made on the share transfer books of the Corporation only upon surrender of the certificates representing the shares transferred, endorsed or accompanied by a written assignment signed by the holder of record or by his duly authorized attorney-in-fact. The Board of Directors may from time to time make such reasonable regulations governing the transfer of shares as it may deem necessary or proper.

Section 5. Restrictions on Transfer. A transfer of shares shall be made only in accordance with any provision of the articles of incorporation or these bylaws.

ARTICLE II

SHAREHOLDERS

Section 1. Holders of Shares. Only shareholders of record on the share transfer books of the Corporation shall be entitled to be treated by the Corporation as the holders of the shares standing in their respective names, and, except to the extent, if any, required by law, the Corporation shall not be obligated to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice hereof.

Section 2. Meetings Generally. Meetings of shareholders shall be held at the registered office or the principal office of the Corporation or at such other place, within or without the Commonwealth of Virginia, as the Board of Directors may designate from time to time. At least ten days before each meeting, the officer or agent having charge of the share transfer books of the Corporation shall prepare a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address and number of shares held by each, arranged by voting group and within each voting group by class or series of shares. For a period of ten days prior to the meeting the list of shareholders kept on file at the registered office or the principal office of the Corporation or at the office of its transfer agent or registrar shall be subject to inspection by any shareholders at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

Section 3. Annual Meetings. An annual meeting of the shareholders shall be held on the Monday before the last Thursday in May of each year, or on such other date set by the Board of Directors, for the purpose of electing directors and transacting such other business as may properly come before the meeting. At the annual meeting, no business shall be transacted and no corporate action shall be taken other than standard annual corporate actions, actions stated in the notice of the meeting, and actions which the chairman of the meeting has accepted for action.

Section 4. Special Meetings. A special meeting of the shareholders shall be held on the call of the Chairman of the Board of Directors, the President, a majority of the Board of Directors or by the holders of twenty percent (20%) of the outstanding shares of the Corporation. At a special meeting, no business shall be transacted and no corporate action shall be taken other than actions stated in the notice of the meeting, or actions accepted for action by the chairman of the meeting.

Section 5. Notice. Written notice of the date, time and place of the meeting and, in the case of a special meeting (or if required by law, the articles of incorporation or these bylaws), the purpose or purposes for which the meeting is called shall be given to each shareholder entitled to vote at the meeting. Such notice shall be given either by personal delivery or by mail, by or at the direction of the officer or persons calling the meeting, not more than 60 days nor less than ten days before the date of the meeting (except that such notice shall be given to each shareholder, whether or not entitled to vote, not less than 25 days before a meeting called to act on an amendment to the articles of incorporation, a plan of merger or share exchange, a proposed sale, lease, exchange or other disposition of all, or substantially all, of the property of the Corporation other than in the usual and regular course of business, or the dissolution of the Corporation, which notice shall be accompanied by a copy of the proposed amendment, plan of merger or share exchange, agreement of sale or plan of dissolution, as the case may be). Notice to a shareholder shall be deemed given when mailed postage prepaid, correctly addressed, to the shareholder at his address as shown in the current record of shareholders of the Corporation.

Section 6. Waiver of Notice. Notice of any meeting may be waived before or after the date and time of the meeting in a writing signed by the shareholder entitled to notice and delivered to the Secretary for inclusion in the minutes of the meeting or filing with the corporate records.

Section 7. Determination of Shareholders of Record. The share transfer books may be closed by order of the Board of Directors for not more than 70 days for the purpose of determining shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof (or entitled to receive any distribution or in order to make a determination of shareholders for any other purpose). In lieu of closing such books, the Board of Directors may fix in advance as the record date for any such determination a date not more than 70 days before the date on which such meeting is to be held (or such distribution made or other action requiring such determination is to be taken). If the books are not thus closed or the record date is not thus fixed, the record date shall be the close of business on the day before the effective date of the notice to shareholders.

Section 8. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence, the Vice Chairman, shall act as chairman of and preside over meetings of the shareholders. In the event both the Chairman and the Vice Chairman are unavailable, the President shall act as chairman of and preside over meetings of the shareholders. If no such officer is present, the meeting shall elect a chairman. The Secretary, or in his absence, the Assistant Secretary, shall act as the secretary of such meetings. If no such officer is present, the chairman shall appoint a secretary of the meeting. The order of business at the annual meeting of shareholders and as far as is practicable at any other meetings of the shareholders shall be determined by the chairman.

Section 9. Proxies. A shareholder may appoint a proxy to vote or otherwise act for him by signing and dating an appointment form, either personally or by his attorney-in-fact. No appointment of proxy shall be valid after the expiration of 11 months from the date of its execution, unless otherwise provided therein. Every appointment of proxy shall be revocable by the shareholder executing it, unless the appointment form conspicuously states that it is irrevocable and that it is coupled with an interest in accordance with law.

Section 10. Procedure at Meetings. The procedure at meetings of the shareholders shall be determined by the chairman, and (subject to the provisions of Section 8 of this Article) the vote on all questions before any meeting shall be taken in such manner as the chairman prescribes. However, upon the demand of the holders in the aggregate of at least twenty percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting, such vote shall be by ballot.

Section 11. Quorum and Voting. A quorum at any meeting of shareholders shall be a majority of the votes entitled to be cast, represented in person or by proxy. If a quorum exists, action on a matter is approved by a majority of the votes cast within the voting group, unless a greater vote is required by law or the articles of incorporation (except that in elections of directors those receiving the greatest number of votes shall be elected even though less than a majority).

Section 12. Adjournments. A majority of the votes entitled to be cast at any meeting, represented in person or by proxy, even though less than a quorum, may adjourn the meeting to a fixed time and place. If a meeting of the shareholders is adjourned to a date more than 120 days after the date fixed for the original meeting, notice of the adjourned meeting shall be given as in the case of the original meeting. If a meeting is adjourned for less than 120 days, no notice of the date, time or place of the adjourned meeting or, in the case of a special meeting, the purpose or purposes for which the meeting is called, need be given other than by announcement at the meeting at which the adjournment is taken, prior to such adjournment. If a quorum shall be present at any adjourned meeting, any business may be transacted which might have been transacted if a quorum had been present at the meeting as originally called.

ARTICLE III

DIRECTORS

Section 1. General Powers. Except as expressly provided in the Articles of Incorporation or these bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the Board of Directors.

Section 2. Number and Qualifications. The Board of Directors shall consist of a minimum of 5 and a maximum of 15 individuals. Directors need not be residents of Virginia but must be shareholders of the Corporation. Directors shall be elected at each annual meeting of the shareholders and may be elected at any special meeting of the shareholders.

Section 3. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at the registered office or principal office of the Corporation or at such other place, within or without the Commonwealth of Virginia, as the Board of Directors may designate from time to time. A regular meeting of the Board of Directors shall be held as soon as practicable after each annual meeting of the shareholders for the purpose of appointing officers and transacting such other business as may properly come before the meeting.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board of Directors, the Vice Chairman, the President, or by a majority of the Board of Directors.

Section 5. Notice. Written notice of the date, time and place of special meetings shall be given to each director either by personal delivery or by mail, by or at the direction of the officer or directors calling the meeting, to the address of such director as it appears in the records of the Corporation not less than ten days before the date of the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or any waiver of notice of such meeting.

A director’s attendance at or participation in a meeting waives any required notice to him of the meeting unless he at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to the action taken at the meeting.

Section 6. Waiver of Notice. Notice of any meeting may be waived before or after the date and time of the meeting in a writing signed by the director entitled to notice and delivered to the Secretary of the Corporation for inclusion in the minutes of the meeting or filing with the corporate records.

Section 7. Action Without Meeting. Any action required or permitted by law to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all of the members of the Board of Directors. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action taken, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this section is effective when the last director signs the consent unless the consent specifies a different effective date, in which event the action taken is effective as of the date specified therein provided the consent states the date of execution by each director. A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

Section 8. Conduct of Meetings. The Chairman of the Board of Directors, or in his absence, the Vice Chairman, shall act as chairman of and preside over meetings of the Board of Directors. In the event both the Chairman and the Vice Chairman are unavailable, the President shall act as chairman of and preside over meetings of the Board of Directors. The Chairman shall appoint a clerk for the meetings.

Section 9. Procedure at Meetings. The procedure at meetings of the Board of Directors shall be determined by the chairman, and (subject to the provisions of Section 19 of this Article) the vote on all matters before any meeting shall be taken in such manner as the chairman may prescribe.

Section 10. Participation by Conference Telephone. The Board of Directors may permit any or all directors to participate in a meeting of the directors by, or conduct the meeting through the use of, conference telephone or any other means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by such means shall be deemed to be present in person at the meeting.

Section 11. Quorum. A quorum at any meeting of the Board of Directors shall be a majority of the number of directors fixed or prescribed by these bylaws or, if no number is prescribed, the number of directors in office immediately before the meeting begins. The affirmative vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Executive Committee. The Board of Directors, by resolution adopted by a majority of the number of directors fixed by these bylaws, may elect an Executive Committee which shall consist of not less than 3 directors, including the Chairman of the Board and the Chief Executive Officer. When the Board of Directors is not in session, the Executive Committee shall have all power vested in the Board of Directors by law, by the Articles of Incorporation, or by these bylaws, provided that the Executive Committee shall not have power to declare dividends, to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation, or to take any action prohibited by express resolution of the Board of Directors. The Executive Committee shall report at the next regular or special meeting of the Board of Directors all action which the Executive Committee may have taken on behalf of the Board since the last regular or special meeting of the Board of Directors.

Section 13. Other Committees. The Board of Directors may create one or more committees and appoint two or more members of the board to serve on them at the pleasure of the Board of Directors. Any such committee, to the extent specified by the Board of Directors, may exercise the authority that may be exercised by the Board of Directors except to the extent prohibited or restricted by law, the articles of incorporation or these bylaws.

The provisions of Sections 3 through 12 of this Article, which provide for, among other things, meetings, action without meetings, notice and waiver of notice, quorum and voting requirements of the Board of Directors, shall apply to committees and their members as well.

Section 14. Removal. Directors of the Corporation may be removed with or without cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

Section 15. Vacancies. If the office of any director shall become vacant, the directors at the time in office, whether or not a quorum, may, by majority vote of the directors then in office, choose a successor who shall hold office until the next annual meeting of shareholders.

Section 16. Nominations of Director Candidates. The Board of Directors may nominate directors by resolution at any time prior to solicitation of proxies for the annual shareholders’ meeting. Any shareholder entitled to vote in the election of directors generally may nominate one or more persons at a meeting, but only if written notice of such shareholder’s intent to make such nomination(s) has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not less than one hundred twenty (120) days prior to the first anniversary date of the initial notice given to shareholders of record on the record date for the previous annual meeting by or at the direction of the Board of Directors, provided, however, that if the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, such notice shall be required to be given not less than ninety (90) days nor more than one hundred twenty (120) days prior to the date set for such annual meeting of shareholders. Each such notice of a shareholder’s intention to make nomination(s) shall set forth: (a) the name and address of the shareholder who intends to make the nomination of the person(s) and of the person(s) to be nominated; (b) a representation that the shareholder is the owner of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee for director and any other person(s) (naming such (person(s)) pursuant to which the nomination(s) are to be made by the shareholder; (d) such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, including, but not limited to, the amount and nature of his beneficial ownership of the Corporation’s securities, his principal occupation for the past five years and his age; and (e) the written consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at any meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing sentence.

Section 17. Shareholder Proposals. (a) Eligible shareholders shall submit proposals for inclusion in the proxy materials for consideration at annual meetings of the Corporation in accordance with the rules and regulations of the Securities and Exchange Commission as set forth in the Securities Exchange Act of 1934 (the “1934 Act”). A proponent may submit no more than one proposal that, with a supporting statement, shall not exceed in the aggregate 500 words. At the time of submitting any such proposal, the proponent shall set forth his name and address and shall be a record or beneficial owner of the lesser of 1% of $1,000 in market value of securities entitled to be voted at the meeting. The proponent shall have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. At the time of submission of the proposal, the Corporation shall receive from the proponent documentary evidence which supports such beneficial ownership in the form prescribed under Rule 14a-8 of the 1934 Act, as amended, of any successor statute or regulation.

(b) Such proposal must be by written notice, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not less than one hundred twenty (120) days prior to the first anniversary date of the initial notice given to shareholders of record on the record date for the previous annual meeting by or at the direction of the Board of Directors, provided, however, that if the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, such notice shall be required to be given not less than ninety (90) days nor more than one hundred twenty (120) days prior to the date set for such annual meeting of shareholders.

(c) The Corporation shall not be required to include the proposal in its proxy statement or form of proxy unless the proponent has complied with the requirements of the 1934 Act and this section. In addition, the presiding officer at the meeting may refuse to acknowledge the proposal by any person that is not made in compliance with the foregoing.

Section 18. Resignation. A director may resign at any time by delivering written notice to the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman, the President or the Secretary. A resignation shall be effective when delivered, unless the notice specifies a later effective date.

Section 19. Conflicts of Interest. No transaction with the Corporation in which a director has a direct or indirect personal interest shall be void or voidable solely because of the director’s interest in the transaction if: (i) the material facts of the transaction and the director’s interest are disclosed or known to the Board of Directors or a committee of the Board of Directors, and the transaction was authorized, approved or ratified by the affirmative vote of a majority of the directors on the Board of Directors, or on the committee, who have no direct or indirect personal interest in the transaction; provided, however, that a transaction shall not be authorized, approved or ratified by a single director; or (ii) the material facts of the transaction and the director’s interest are disclosed to the shareholders entitled to vote, and the transaction is authorized, approved or ratified by the vote of a majority of the shares other than shares owned by or voted under the control of a director who has a direct or indirect interest in the transaction; or (iii) the transaction is fair to the Corporation.

ARTICLE IV

OFFICERS

Section 1. Generally. The officers of the Corporation shall be a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President, such Executive Vice Presidents, Vice Presidents or Assistant Vice Presidents as the Board of Directors may appoint, a Secretary and a Treasurer, each of whom shall be appointed by the Board of Directors at a regular meeting of the directors held as soon as may be practicable after each annual meeting of the shareholders or, if a vacancy shall exist in any such office, at a special meeting of the directors held as soon as may be practicable after the resignation, death or removal of the officer theretofore holding the same. The Board of Directors may, from time to time, appoint other officers and assistant officers and fill any vacancy that may exist in any such office as a result of the resignation, death or removal of the officer theretofore holding the same. Any officer may hold more than one office and may, but need not, be a director. Each officer shall have the authority and shall perform the duties which pertain to the office held by him, or as set forth in these bylaws or, to the extent consistent with these bylaws, such duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman or the President.

Section 2. Chairman of the Board of Directors. The Chairman of the Board of Directors shall act as chairman of and preside over meetings of the shareholders and directors. Except as otherwise provided in these bylaws or in the resolutions establishing such committees, he shall be ex officio a member of all committees of the Board unless it is designated otherwise in the appointment of the committee, entitled to vote on any matter before a committee as a member thereof, and shall perform all such other duties as are incident to his office or as he may be directed to perform by the Board of Directors. In the absence or disability of the Chairman of the Board, the Vice Chairman shall perform such duties, including serve as ex officio member of the Company’s committees.

Section 3. Vice Chairman of the Board of Directors. The Vice Chairman of the Board of Directors shall act as chairman of and preside over meetings of the shareholders and directors in the absence of the Chairman. In the absence or disability of the Vice Chairman, the President shall perform such duties.

Section 4. President. The President shall be the chief executive officer of the Corporation. The President shall have general supervision over, responsibility for and control of the other officers, agents and employees of the Corporation. The President shall, during the absence, disqualification or inability to act of both the Chairman of the Board of Directors and the Vice Chairman, exercise all the functions and perform all the duties of the Chairman of the Board of Directors, or in his absence the Vice Chairman (except he may not vote as a director if not elected or appointed as such).

Section 5. Vice Presidents. Each Vice President shall perform, to the extent consistent with these bylaws, such duties as may be prescribed by the Board of Directors or the President. In the event of and during the absence, disqualification or inability to act of the President, the Vice Presidents, in the order designated by the Board of Directors, shall have the authority and perform the duties of the President.

Section 6. Secretary. The Secretary shall have the responsibility for preparing and maintaining custody of minutes of meetings of the shareholders and directors in a book or books kept for that purpose and the responsibility for authenticating records of the Corporation. The Secretary shall maintain a record of shareholders of the Corporation, giving the names and addresses of all shareholders and the numbers, classes and series of the shares held by each and, unless otherwise prescribed by the Board of Directors, shall maintain the share transfer books of the Corporation.

Section 7. Treasurer. The Treasurer shall be the chief financial officer of the Corporation. The Treasurer shall have the custody of all monies and securities of the Corporation and shall deposit the same in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors and, unless otherwise prescribed by the Board of Directors or the President, shall maintain the books of account and financial records.

Section 8. Delegation of Power. In the event of and during the absence, disqualification or inability to act of any officer other than the President, such other officers or employees as may be designated by the Board of Directors or by the President shall have the authority and perform the duties of such officer.

Section 9. Term of Office. Each officer shall be appointed to hold office until the first regular meeting of the Board of Directors held after each annual meeting of the shareholders, or for such longer or shorter term as the Board of Directors may specify, and until his successor shall have been appointed or such earlier time as he shall resign, die or be removed.

Section 10. Resignation. An officer may resign at any time by delivering written notice to the Board of Directors, the President or the Secretary. A resignation shall be effective when delivered unless the notice specifies a later effective date.

Section 11. Removal. Any officer may be removed, with or without cause, at any time by the Board of Directors and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 12. Execution of Instruments. Checks, drafts, notes and orders for the payment of money shall be signed by such officer or officers or such other individual or individuals as the Board of Directors may from time to time authorize, and any endorsement of such paper in the ordinary course of business shall be similarly made, except that any officer or assistant officer of the Corporation may endorse checks, drafts or notes for collection or deposit to the credits of the Corporation. The signature of any such officer or other individual may be a facsimile when authorized by the Board of Directors.

Section 13. Proxies. Unless otherwise prescribed by the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman or the President may from time to time himself, by such proxy or proxies, attorney or attorneys, agent or agents of the Corporation as he shall designate in the name and on behalf of the Corporation, cast the votes to which the Corporation may be entitled as a shareholder or otherwise in any other corporation, at meetings, or consent in writing to any action by any such other corporation; and he may instruct the individual or individuals so appointed as to the manner of casting such votes or giving such consent, and execute or cause to be executed on behalf of the Corporation such written proxies, consents, waivers or other instruments as he may deem necessary or desirable.

ARTICLE V.

MISCELLANEOUS

Section 1. The seal of the Bank shall be a flat-face circular die, of which there may be any number of counterparts or facsimiles, in such form as the Board of Directors shall from time to time adopt.

Section 2. Amendments. These bylaws may be amended or repealed by the Board of Directors except to the extent that: (i) this power is reserved exclusively to the shareholders by law or the articles of incorporation; or (ii) the shareholders in adopting or amending particular bylaws provide expressly that the Board of Directors may not amend or repeal the same. These bylaws may be amended or repealed by the shareholders even though the same also may be amended or repealed by the Board of Directors.

Section 3. Fiscal Year and Accounting. The fiscal year of the Corporation shall be the calendar year ending December 31. On an annual basis the Board of Directors shall select a qualified, independent accounting and audit firm to audit the books and records of the Corporation in accordance with applicable laws and regulations. The Board will acknowledge the report of examination in the minutes of the meeting of the Board of Directors.

Section 4. Interpretative Matters. Pronouns stated in either the masculine, feminine or neuter gender shall include the masculine, feminine and neuter.

ADOPTED:

ARTICLES OF INCORPORATION

OF

HOMETOWN BANK

ARTICLE I – NAME

The name of the corporation is Hometown Bank.

ARTICLE II – PURPOSE

The purpose of the Bank is to conduct the business of banking, including any and all activities relating thereto and permitted by law. It shall be entitled to exercise all powers incidental to banking, including without limitation those set forth in Section 6.1-11 of the Code of Virginia. In addition, the Bank is specifically authorized (a) to conduct business as an insurance agent or agency with respect to any and all classes of insurance to the full extent permitted by applicable law, including without limitation the sale of life, health, accident, disability, property, casualty and worker’s compensation insurance; and (b) to conduct the business of selling investment products to the full extent permitted by applicable law, including without limitation the sale of mutual funds, annuities, and real estate participations.

ARTICLE III – STOCK

The aggregate number of shares which the Bank shall have the authority to issue is as follows:

Class	No. of Shares
Common Stock, Par Value $5.00	10,000,000

No holder of shares now or hereafter issued by the Bank shall be entitled as a matter of right to subscribe for or purchase any part of the authorized but unissued shares of the Bank of any class whatsoever, or to subscribe for or purchase any additional shares of any class whatsoever to be issued hereafter by reason of any increase in the number of shares authorized to be issued, or to subscribe for or purchase any bonds, certificates of indebtedness, debentures, or other securities of any kind or class convertible into or carrying a right to subscribe for or acquire shares of the Bank.

ARTICLE IV – BOARD OF DIRECTORS

The Board of Directors of the Bank shall consist of not less than seven nor more than 15 persons, the exact number to be fixed and determined from time to time within the range pursuant to the bylaws. Each Director shall own not less than the amount of capital stock in the Bank or in a bank holding company controlling the Bank as may be required by Virginia law.

ARTICLE V – INDEMNIFICATION

(1) In this Article:

“applicant” means the person seeking indemnification pursuant to this Article.

“Bank” means Hometown Bank, or any bank holding company owning or controlling the Bank.

“expenses” includes, but is not limited to, counsel fees.

“liability” means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding.

“party” includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

“proceeding” means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

(2) In any proceeding brought by or in the right of the Bank or brought by or on behalf of shareholders of the Bank, no director or officer of the Bank shall, to the extent permitted by the applicable banking laws, be liable to the Bank or such shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective date of this Article, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

(3) The Bank shall, to the extent permitted by the applicable banking laws, indemnify (i) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Bank or brought by or on behalf of shareholders of the Bank, by reason of the fact that he or she was a director or officer of the Bank, or (ii) any director or officer who is or was serving at the request of the Bank as a director, trustee, member, partner or officer of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. A person is considered to be serving an employee benefit plan at the Bank’s request if his duties to the Bank also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is empowered by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any director or officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

(4) The provisions of this Article shall be applicable to all proceedings commenced after the adoption hereof by the shareholders of the Bank, arising from any act or omission, whether occurring before or after such adoption. No amendment or repeal of this Article shall have any effect on the rights provided under this Article with respect to any act or omission occurring prior to such amendment or repeal. The Bank shall promptly take all such actions, and make all such determinations, as shall be necessary or appropriate to comply with its obligation to make any indemnity under this Article and shall promptly pay or reimburse all reasonable expenses including attorneys’ fees, incurred by any such director or officer in connection with such actions and determinations or proceedings of any kind arising therefrom.

(5) The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the applicant did not meet the standard of conduct described in Section (2) or (3) of this Article.

(6) Any indemnification under section (3) of this Article (unless ordered by a court) shall be made by the Bank only as authorized in the specific case upon a determination that indemnification of the applicant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in section (3).

The determination shall be made:

(a) By the Board of Directors by a majority vote of a quorum consisting of Directors not at the time parties to the proceeding;

(b) If a quorum cannot be obtained under subsection (a) of this section, by a majority vote of a committee duly designated by the Board of Directors (in which designation Directors who are parties may participate), consisting solely of three or more Directors not at the time parties to the proceeding;

(c) By special legal counsel:

(i) Selected by the Board of Directors or its committee in the manner prescribed in subsection (a) or (b) of this section; or

(ii) If a quorum of the Board of Directors cannot be obtained under subsection (a) of this section and a committee cannot be designated under subsection (b) of this section, selected by majority vote of the full Board of Directors, in which selection Directors who are parties may participate; or

(d) By the shareholders, but shares owned by or voted under the control of Directors who are at the time parties to the proceeding may not be voted on the determination.

Any evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such evaluation as to reasonableness of expenses shall be made by those entitled under subsection (c) of this section (6) to select counsel.

Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to this Article shall be made by special legal counsel agreed upon by the Board of and the applicant. If the Board of Directors and the applicant are unable to agree upon such special legal counsel the Board of Directors and the applicant each shall select a nominee, and the nominees shall select such special legal counsel.

(7) (a) To the extent permitted by applicable banking laws and regulations, the Bank shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under section (6) if the following conditions are met:

(i) the Board, in good faith, determines in writing that:

(A) the director has a substantial likelihood of prevailing on the merits;

(B) in the event the director does not prevail, he or she will have the financial capability to reimburse the Bank; and

(C) payment of expenses by the Bank will not adversely affect the Bank’s safety and soundness.

To the extent required by applicable banking laws and regulations, if at any time the Board believes or should reasonably believe that either conditions (A), (B) or (C) are no longer met, the Bank shall cease paying such expenses or premiums. The Board shall enter into a written agreement with the director specifying the conditions under which he or she will be required to reimburse the Bank, which agreement shall require reimbursement for expenses already paid, if and to the extent the Board finds that the director willfully misrepresented factors relevant to the Board’s determination of conditions (A) or (B), or if a final decision assessing penalties or requiring payments is returned. The Bank shall ensure that it complies with all applicable laws and regulations affecting loans to directors, officers and employees, in the event reimbursement is required.

(ii) additionally, the applicant must furnish the Bank:

(A) a written statement of good faith belief that he or she has met the standard of conduct described in section (3); and

(B) a written undertaking, executed personally or on his or her behalf to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct.

(b) Authorizations of payments under this section shall be made by the persons specified in section (6).

(8) The Board of Directors is hereby empowered, by majority vote of a quorum consisting of disinterested Directors, to cause the Bank to indemnify or contract to indemnify any person not specified in section (2) or (3) of this Article who was, is or may become a party to any proceeding by reason of the fact that he or she is or was an employee or agent of the Bank, or is or was serving at the request of the Bank as director, officer, employee, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in section (3). The provisions of sections (4) through (7) of this Article shall be applicable to any indemnification provided hereafter pursuant to this section (8).

(9) The Bank may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also produce insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Bank, or is or was serving at the request of the Bank as a director, officer, employee or agent of another corporation, partnership joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him or her in any such capacity or arising from his status as such, whether or not the Bank would have power to indemnify him against such liability under the provisions of this Article.

(10) Every reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators. The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Bank or others, with respect to claims, issues or matters in relation to which the Bank would not have the power to indemnify such person under the provisions of this Article. Such rights shall not prevent or restrict the power of the Bank to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements, bylaws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Directors (whether or not any of the directors of the Bank shall be a party to or beneficiary of any such agreements, bylaws or arrangements); provided, however, that any provision of such agreements, bylaws or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article or applicable laws of the Commonwealth of Virginia.

(11) Each provision of this Article shall be severable, and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

ARTICLE VI – AMENDMENTS

These Articles of Incorporation may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Bank, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

ARTICLE VII – REGISTERED OFFICE

The Bank’s initial registered office shall be located at 10 Franklin Road, S.E., Roanoke, Virginia 24011, in the City of Roanoke, Virginia. The Bank’s initial registered agent shall be William R. Rakes, whose address is the same as the Bank’s registered office and who is a resident of Virginia and a member of the Virginia State Bar.

Dated: November 5, 2004

/s/ William R. Rakes
William R. Rakes, Incorporator

ARTICLES OF AMENDMENT OF

HOMETOWN BANK

The undersigned corporation, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, hereby executes the following articles of amendment and sets forth:

1.	The name of the corporation is HomeTown Bank.

2.	Article IV of the Articles of Incorporation is amended as follows:

The Board of Directors of the Bank shall consist of not less than seven nor more than 20 persons, the exact number to be fixed and determined from time to time within the range pursuant to the bylaws. Each Director shall own not less than the amount of capital stock in the Bank or in a bank holding company controlling the Bank as may be required by Virginia law.

3.	The foregoing amendment was adopted on May 22, 2008.

4.	The Bank had outstanding and entitled to vote at the annual stockholders meeting 2,540,000 shares of its common stock. Article VI of the Bank’s Articles of Incorporation provides for amendment by a majority vote of the stock of the Bank. At the annual stockholders meeting, 1,318,469 shares were voted in favor of the amendment and 77,810 shares were voted against the amendment.

Executed in the name of the corporation by:

/s/ William R. Rakes	June 2, 2008
William R. Rakes	Chairman, Board of Directors

SCC ID #0626627-4	(540) 983-9374

BYLAWS

HOMETOWN BANK

ARTICLE I – OFFICES

The principal office of the Bank shall be in the City of Roanoke, Virginia, but the Bank may open such branch offices within or without the Commonwealth as the Board of Directors deems advisable from time to time.

ARTICLE II – STOCKHOLDERS’ MEETINGS

Sec. 1. All meetings of the stockholders shall be held at the principal office of the Bank unless the notice of the meeting, with the approval of the Board of Directors, states otherwise. Meetings may be held either within or without the Commonwealth of Virginia.

Sec. 2. The annual meeting of the stockholders of the Bank commencing with the year 2006 shall be on the fourth Thursday in April in each year or, if such date falls on a legal holiday, the next business day, at which meeting the stockholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Sec. 3. Notice of the annual or a special meeting of stockholders shall be served upon or mailed to each stockholder entitled to vote thereat at such address as appears on the books of the Bank, not less than ten days nor more than 60 days prior to the meeting, or in the case of a merger, sale of assets or similar transaction, not less than 25 days nor more than 60 days prior thereto. Notice may be waived in accordance with Section 13.1-659 of the Code of Virginia (1950), as amended, or any successor statute; or action may be taken by the stockholders without a meeting in accordance with Section 13.1-657 of the Code, or any successor statute. Special meetings of the stockholders may be called by the Chairman of the Board, the President, the Secretary, a majority of the Directors, or by the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

Sec. 4. For the purpose of determining stockholders entitled to notice of or vote at any stockholders’ meeting, or any adjournment thereof, or entitled to receive payment of any dividend, or in order to determine stockholders for any other proper purpose, the Board may close the stock transfer books for a stated period not to exceed seventy days. If the stock transfer books are closed to determine stockholders entitled to notice of or vote at a stockholders’ meeting, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board may fix in advance a date as the record date for a determination of stockholders, such date to be not more than seventy days, and in case of a stockholders’ meeting, not less than ten days, prior to the date on which the particular action requiring a determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or vote at a stockholders’ meeting or stockholders entitled to receive payment of a dividend, the day before the notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for the determination of stockholders. Any determination of stockholders entitled to vote at a stockholders’ meeting made as provided in this Section shall apply to any adjournment thereof, unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

Sec. 5. If a meeting is adjourned for lack of a quorum, any matter which might have properly come before the original meeting may come before the adjourned meeting.

Sec. 6. Each share of stock shall have one vote on all matters on which stockholders are entitled to vote. Upon request of any stockholder, voting shall be by secret ballot.

Sec. 7. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If a quorum is present, the affirmative vote of the holders of a majority of the shares present on the subject matter shall be the act of the stockholders unless the vote of a greater number is required by law, except that in election of directors, those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. At each election for directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him or her for as many persons as there are directors to be elected at the time and for whose election he or she has a right to vote. A stockholder may vote, either in person or by proxy executed in writing by the stockholder or by his or her duly authorized attorney-in-fact. Shares standing in the name of a corporation may be voted by an officer of the corporation or by any individual duly appointed by proxy.

Sec. 8. No business shall be transacted at any meeting of stockholders, except such business as shall be (a) specified in the notice of meeting given as provided in Section 3 of this Article II; (b) otherwise brought before the meeting by or at the direction of the Board; or (c) otherwise brought before the meeting by a stockholder of record of the Corporation entitled to vote at the meeting in compliance with the procedure set forth in this Section 8. For business to be brought before a meeting by a stockholder pursuant to (c) above, the stockholder must have given timely notice in writing to the President of the Corporation. To be timely, a stockholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than sixty days nor more than ninety days prior to the meeting; provided, however, in the event that less than seventy days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting or such public disclosure was made. Notice shall be deemed to have been given more than seventy days in advance of an annual meeting of stockholders if the annual meeting is called on the date indicated by Section 2 of this Article II without regard to when public disclosure thereof is made. Notice of actions to be brought before a meeting pursuant to (c) above shall set forth, as to each matter the stockholder proposes to bring before the meeting: a brief description of the business desired to be brought before the meeting and the reasons for bringing such business before the meeting; and as to the stockholder giving the notice, (i) the name and address, as they appear on the Corporation’s books, of such stockholder, (ii) the classes and number of shares of the Corporation which are owned of record and beneficially by such stockholder, and (iii) any material interest of such stockholder in such business other than his interest as a stockholder of Corporation. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted on a stockholder proposal or nomination except in accordance with the provisions set forth in this Section 8. The requirements of this Section are in addition to any other requirements established by law and do not impair the effect of the requirements of Section 3 of Article II of these Bylaws relating to business permitted to be transacted at special stockholders’ meetings. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that any business was not properly brought before the meeting in accordance with the provisions prescribed by these Bylaws and, if he should so determine, he shall so declare to the meeting and any such business not so properly brought before the meeting shall not be transacted.

ARTICLE III – DIRECTORS

Sec. 1. The number of Directors shall be a minimum of seven and a maximum of 20, with the number to be established for its Board of Directors by resolution of the Board of Directors of the Bank from time to time. Directors shall be elected at each annual meeting of stockholders or at a special meeting of stockholders called for the purpose. Directors shall be elected for terms of one year and shall serve until their successors are elected and qualified. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board. A quorum at meetings of the board shall be a majority of the directors serving, and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Sec. 2. The organizational meeting of the Board of Directors shall be held in each year, beginning in 2006, immediately following the annual meeting of the stockholders. The directors shall hold regular monthly meetings at the main banking office of the Bank, or at such other location as the Chairman of the Board shall designate. The regular monthly Board meeting shall be held on the fourth Thursday of each month at 2:00 p.m. or, if such date falls on a legal holiday, the next business day, except for the month of November when the meeting shall be held on the third Thursday of that month. Special meetings of the Board may be called by the Chairman of the Board, the President, any director or resolution of the Board. No notice shall be required in connection with regular monthly meetings of the Board. Notice of any other meeting shall be given in writing at least two days prior to the meeting.

Sec. 3. Directors may participate in meetings of the Board and committees of the Board by, and such meetings may be conducted through, the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. Directors so participating are deemed to be present in person at the meeting and will be counted in determining whether a quorum is present.

Sec. 4. Each person elected or appointed a director of the Bank shall take the oath of office on the form prescribed by the Bureau of Financial Institutions for the Commonwealth of Virginia no later than the time the Bank opens for business, and shall own by such date the number of shares of the Bank’s common stock required by law. No person serving, elected or appointed a director after such date shall exercise any function of such office until he or she has taken and subscribed to such oath and the same has been transmitted to the Bureau, and until he or she acquired director’s qualifying shares.

Sec. 5. No person shall stand for election to the Board who has reached the age of 72 years prior to the date of the regular annual meeting of the stockholders, at which an election of Directors is held, except for members of the Initial Board who had reached 65 years when they came on the Board, in which case the age limit for election would be extended to 75 years.

ARTICLE IV – COMMITTEES OF DIRECTORS

The Directors, may, by appropriate resolution, designate committees, consisting of at least three directors as the Board may deem proper; and such committees, if so designated, shall exercise such powers of the Board in the management of the business and affairs of the Bank that may be lawfully delegated to such committees.

ARTICLE V – COMPENSATION OF THE DIRECTORS

The Board of Directors, by resolution, shall from time to time fix the compensation of the members of the Board.

ARTICLE VI – OFFICERS

Sec. 1. The officers of the Bank shall be elected by the Board of Directors and shall be a President, Cashier and Treasurer, Trust Officer (if and when trust services are provided) and Secretary. There may also be a Chairman and a Vice Chairman of the Board, one or more Executive Vice Presidents, one or more Senior Vice Presidents and Vice Presidents, one or more Assistant Cashiers, one or more Assistant Trust Officers (if trust services are provided) and an Assistant Secretary. All officers shall be elected for a term of one year and until their successors are elected. The Chairman of the Board may not be elected to more than three successive one-year terms in any ten year period. There is no limitation on the number of successive one-year terms to which any other officer may be elected. Any combination of offices may be held by the same person except the offices of President and Secretary, or President and Cashier.

Sec. 2. All officers of the Bank shall be elected by the Board at its organizational meeting immediately following the annual meeting of the stockholders. The President of the Bank shall be a member of the Board of Directors.

ARTICLE VII – CHAIRMAN OF BOARD

The Chairman of the Board shall preside at all meetings of the Board of Directors and stockholders.

ARTICLE VIII – PRESIDENT AND VICE PRESIDENTS

Sec. 1. The President shall be the Chief Executive Officer of the Bank and shall have general responsibility for the business of the Bank except as may be limited by the Board. The President shall have power to carry into effect all legal directions of the Board of Directors.

Sec. 2. Any Executive Vice President designated by the President or the Board of Directors shall exercise all of the functions of the President when the President is incapacitated, absent, or otherwise unavailable to act, and shall have such other duties as may be, from time to time, placed upon him or her by the Board of Directors.

Sec. 3. Each Vice President shall have such duties as may be, from time to time, placed upon him or her by the Board of Directors.

ARTICLE IX – CASHIER/TREASURER

The Cashier/Treasurer of the Bank shall be responsible for all assets and documents of the Bank, and shall keep proper records of all transactions of the Bank. The Cashier shall assist in preparation of the annual and monthly financial statements, and at any other time or times as required by law or ordered by the Board of Directors.

ARTICLE X – SECRETARY

The Secretary of the Bank shall issue notices of all meetings of stockholders and Directors (except the regular monthly meeting of Directors), shall keep their minutes, shall have charge of the seal of the Bank and the corporate minute books, shall sign such instruments as require the signature of the Secretary, and shall make such reports and perform such other duties as are incident to his or her office, or are properly required by the Board of Directors.

ARTICLE XI – TRUST OFFICERS

Sec. 1. If and when the Bank offers trust services, Trust Officers shall be elected who shall be responsible for all assets and documents held by the Bank in connection with trust matters. Their duties shall be to manage, supervise and direct all activities of the Trust Department, subject to the orders and directions of the Board of Directors. They shall do and perform all actions necessary to be done or to be performed, and shall conduct all business of the Trust Department in accordance with the statutes for such cases made and provided, regulations of appropriate governmental agencies and the orders of the Board of Directors. If deemed proper, the Trust Officers shall act pursuant to the opinion of legal counsel, which opinion of legal counsel shall be in writing and shall be retained on file in the Trust Department in connection with such matters.

Sec. 2. The Assistant Trust Officers shall exercise all functions of the Trust Officers when the Trust Officers are incapacitated, absent or otherwise unavailable to act, and shall have such duties as may be, from time to time, placed upon them by the Board of Directors.

Sec. 3. The Trust Officers shall maintain in the Trust Department a file containing original instruments creating each trust or authenticated copies thereof; properly receipted vouchers evidencing payments and distributions under each trust agreement; properly evidenced settlements and reports to courts, commissioners of accounts or others, accounting for all trust funds received and distributed under such trust; and properly authenticated copies of all court orders in connection with all trust matters.

Sec. 4. No trust funds shall be invested in any securities in which corporate fiduciaries located in the State of Virginia may not lawfully invest, except in accordance with express instructions contained in any trust instrument, or pursuant to court order, or where the trust instrument creating the trust expressly provides that investments be made without regard to applicable laws governing investments by fiduciaries.

ARTICLE XII – CERTIFICATES OF STOCK

The certificates of stock of the Bank shall be numbered and entered in the books of the Bank as they are issued. They shall be signed by the President and countersigned by the Secretary or Cashier. They shall bear the corporate seal or a facsimile thereof.

ARTICLE XIII – LOST CERTIFICATES

The Bank may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Bank alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates the Bank, may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his or her legal representatives, to execute bond in such sum as it may direct, to indemnify the Bank against any claim that may be made against the Bank with respect to the certificate alleged to have been lost or destroyed.

ARTICLE XIV – TRANSFERS OF STOCK

Sec. 1. Upon surrender to the Bank or to the transfer agent of the Bank of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Bank to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Sec. 2. The Bank shall be entitled to treat the holder of record of any share or shares of stock as the owner thereof, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, and shall not be liable for registering any transfer of shares which are registered in the name of a fiduciary unless made with actual knowledge that the fiduciary is committing a breach of his or her obligation as fiduciary in making the transfer, or with the knowledge of such facts that its action in registering the transfer amounts to bad faith.

ARTICLE XV – DIVIDENDS

The Board of Directors may declare dividends from time to time from funds legally available therefor, in such amounts as they shall judge expedient. Without limiting the foregoing, all payments of dividends shall be in accordance with the requirements of Section 6.1-56 of the Code of Virginia or any successor statute.

ARTICLE XVI – CORPORATE SEAL

Sec. 1. The corporate seal shall consist of two concentric circles between which is the name of the Bank, “HomeTown Bank.”

Sec. 2. The secretary or cashier shall have the authority to affix the seal of the Bank to any instrument requiring such seal and to attest the same.

ARTICLE XVII – CONVEYANCE OF REAL ESTATE

All transfers and conveyances of real estate, title to which shall be vested in this Bank, including all real estate held in a fiduciary capacity, shall be by written instrument under the seal of the Bank, duly executed by the President or any Vice President.

ARTICLE XVIII – CONTRACTS

All contracts on behalf of the Bank shall be executed by the Chairman of the Board, President, any Executive Vice President, any Vice President, Cashier or Trust Officer, subject to such limits as the Board of Directors may establish by resolution.

ARTICLE XIX – AMENDMENT

These Bylaws may be amended from time to time by the Board of Directors, provided that the notice of meeting at which any amendment is to be considered shall be accompanied by a copy of the proposed amendment. This requirement may be waived by any director who did not receive the required notice. These Bylaws may also be amended by the stockholders, subject to the same notice requirement. If such amendment expressly so provides, an amendment by the stockholders may only be amended or rescinded by action of the stockholders.

I, William C. Moses, certify that (1) I am the duly constituted Secretary of HomeTown Bank and Secretary of its Board of Directors, and as such officer am the official custodian of its records; and (2) the foregoing Bylaws, as amended, are the Bylaws of the Bank, and all of them are now lawfully in force and effect.

I have hereunto affixed my official signature and the seal of the Bank, in the City of Roanoke, Virginia, on this 24th day of April, 2008.

/s/ William C. Moses
Secretary

(SEAL)

APPENDIX C

VIRGINIA CODE

Section 13.1.

Corporations.

Chapter 9.

Virginia Stock Corporation Act.

Article 15.

Dissenters’ Rights.

§ 13.1-729. Definitions.

In this article:

“Affiliate” means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer thereof.

“Beneficial stockholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

“Corporation” means the issuer of the shares held by a stockholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the surviving entity in a merger.

“Fair value” means the value of the corporation’s shares determined:

a. Immediately before the effectuation of the corporate action to which the stockholder objects;

b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision A 5 of § 13.1-730.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Interested transaction” means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

1. “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

2. “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

a. Was the beneficial owner of 20% or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

b. Had the power, contractually or otherwise, to cause the appointment or election of 25% or more of the directors to the board of directors of the corporation; or

c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate thereof, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other stockholders as such, other than:

(1) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(2) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

(3) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

“Record stockholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

“Senior executive officer” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

“Stockholder” means both a record stockholder and a beneficial stockholder.

§ 13.1-730. Right to appraisal.

A. A stockholder is entitled to appraisal rights, and to obtain payment of the fair value of that stockholder’s shares, in the event of any of the following corporate actions:

1. Consummation of a merger to which the corporation is a party (i) if stockholder approval is required for the merger by § 13.1-718 and the stockholder is entitled to vote on the merger, except that appraisal rights shall not be available to any stockholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger, or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

2. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the stockholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any stockholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

3. Consummation of a disposition of assets pursuant to § 13.1-724 if the stockholder is entitled to vote on the disposition;

4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the stockholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or

5. Any other amendment to the articles of incorporation, merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors.

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4 shall be limited in accordance with the following provisions:

1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended;

b. Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20 million, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

c. Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

2. The applicability of subdivision 1 of this subsection shall be determined as of:

a. The record date fixed to determine the stockholders entitled to receive notice of, and to vote at, the meeting of stockholders to act upon the corporate action requiring appraisal rights; or

b. The day before the effective date of such corporate action if there is no meeting of stockholders.

3. Subdivision 1 of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 of this subsection at the time the corporate action becomes effective.

4. Subdivision 1 of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

§ 13.1-731. Assertion of rights by nominees and beneficial owners.

A. A record stockholder may assert appraisal rights as to fewer than all the shares registered in the record stockholder’s name but owned by a beneficial stockholder only if the record stockholder objects with respect to all shares of the class or series owned by the beneficial stockholder and notifies the corporation in writing of the name and address of each beneficial stockholder on whose behalf appraisal rights are being asserted. The rights of a record stockholder who asserts appraisal rights for only part of the shares held of record in the record stockholder’s name under this subsection shall be determined as if the shares as to which the record stockholder objects and the record stockholder’s other shares were registered in the names of different record stockholders.

B. A beneficial stockholder may assert appraisal rights as to shares of any class or series held on behalf of the stockholder only if such stockholder:

1. Submits to the corporation the record stockholder’s written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial stockholder.

§ 13.1-732. Notice of appraisal rights.

A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a stockholders’ meeting, the meeting notice shall state that the corporation has concluded that stockholders are, are not or may be entitled to assert appraisal rights under this article.

If the corporation concludes that appraisal rights are or may be available, a copy of this article and a statement of the corporation’s position as to the availability of appraisal rights shall accompany the meeting notice sent to those record stockholders entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent corporation shall notify in writing all record stockholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the stockholders pursuant to § 13.1-657:

1. Written notice that appraisal rights are, are not, or may be available must be given to each record stockholder from whom a consent is solicited at the time consent of such stockholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article; and

2. Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting stockholders required by subsections E and F of § 13.1-657, may include the materials described in § 13.1-734, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A or C, if the corporation concludes that appraisal rights are or may be available, and in subsection B shall be accompanied by:

1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

2. The latest available quarterly financial statements of such corporation, if any.

E. The right to receive the information described in subsection D may be waived in writing by a stockholder before or after the corporate action.

§ 13.1-733. Notice of intent to demand payment.

A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Must deliver to the corporation before the vote is taken written notice of the stockholder’s intent to demand payment if the proposed action is effectuated; and

2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by less than unanimous written consent, a stockholder who wishes to assert appraisal rights with respect to any class or series of shares may not execute a consent in favor of the proposed action with respect to that class or series of shares.

C. A stockholder who fails to satisfy the requirements of subsection A or subsection B is not entitled to payment under this article.

§ 13.1-734. Appraisal notice and form.

A. If proposed corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver a written appraisal notice and form required by subdivision B 1 to all stockholders who satisfied the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver a written appraisal notice and form to all record stockholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be sent no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

1. Supply a form that (i) specifies the first date of any announcement to stockholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the stockholder asserting appraisal rights certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the stockholder asserting appraisal rights to certify that such stockholder did not vote for or consent to the transaction;

2. State:

a. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision 2 b of this subsection;

b. A date by which the corporation must receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice and form were sent, and state that the stockholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

c. The corporation’s estimate of the fair value of the shares;

d. That, if requested in writing, the corporation will provide, to the stockholder so requesting, within 10 days after the date specified in subdivision 2 b of this subsection, the number of stockholders who returned the form by the specified date and the total number of shares owned by them; and

e. The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision 2 b of this subsection; and

3. Be accompanied by a copy of this article.

§ 13.1-735.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-735.1. Perfection of rights; right to withdraw.

A. A stockholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form sent by the corporation and, in the case of certificated shares, deposit the stockholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. If the form requires the stockholder to certify whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734, and the stockholder fails to make the certification, the corporation may elect to treat the stockholder’s shares as after-acquired shares under § 13.1-738. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertificated shares, returns the signed form, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection B.

B. A stockholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A stockholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C. A stockholder who does not sign and return the form and, in the case of certificated shares, deposit that stockholder’s share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

§ 13.1-736.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-737. Payment.

A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those stockholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each stockholder pursuant to subsection A shall be accompanied by:

1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent information, and (ii) the latest available quarterly financial statements of such corporation, if any;

2. A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subdivision B 2 c of § 13.1-734; and

3. A statement that stockholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such stockholder does not do so within the time period specified therein, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this article.

§ 13.1-738. After-acquired shares.

A. A corporation may elect to withhold payment required by § 13.1-737 from any stockholder who was required to, but did not certify that beneficial ownership of all of the stockholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all stockholders who are described in subsection A:

1. Of the information required by subdivision B 1 of § 13.1-737;

2. Of the corporation’s estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

3. That they may accept the corporation’s estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

4. That those stockholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

5. That those stockholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation’s offer.

C. Within 10 days after receiving a stockholder’s acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2 to each stockholder who agreed to accept the corporation’s offer in full satisfaction of the stockholder’s demand.

D. Within 40 days after sending the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2 to each stockholder described in subdivision B 5.

§ 13.1-739. Procedure if stockholder dissatisfied with payment or offer.

A. A stockholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation in writing of that stockholder’s stated estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under § 13.1-737). A stockholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the stockholder’s estimate of the fair value of the shares plus interest.

B. A stockholder who fails to notify the corporation in writing of that stockholder’s demand to be paid the stockholder’s stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation’s payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

§ 13.1-740. Court action.

A. If a stockholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each stockholder the amount the stockholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation’s principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all stockholders, whether or not residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any stockholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a stockholder has not complied with the provisions of this article, that stockholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The stockholders demanding appraisal are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each stockholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the stockholder’s shares plus interest exceeds the amount paid by the corporation to the stockholder for such shares or (ii) for the fair value plus interest of the stockholder’s shares for which the corporation elected to withhold payment under § 13.1-738.

§ 13.1-741. Court costs and counsel fees.

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the stockholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such stockholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all stockholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

2. Against either the corporation or a stockholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the services of counsel for any stockholder were of substantial benefit to other stockholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the stockholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the stockholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

§ 13.1-741.1. Limitations on other remedies for fundamental transactions.

A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a stockholder after the stockholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

1. Was not authorized and approved in accordance with the applicable provisions of:

a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), or Article 13 (§ 13.1-723 et seq.);

b. The articles of incorporation or bylaws; or

c. The resolutions of the board of directors authorizing the corporate action;

2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

3. Is an interested transaction, unless it has been authorized, approved or ratified by the board of directors in the same manner as is provided in subsection B of § 13.1-691 and has been authorized, approved or ratified by the stockholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director’s conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting stockholders pursuant to § 13.1-657 if:

a. The challenge to the corporate action is brought by a stockholder who did not consent and as to whom notice of the adoption or taking of the corporate action was not effective at least 10 days before the corporate action was effected; and

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the stockholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

Section 13.1-692.1 of the Virginia Stock Corporation Act of the Code of Virginia, 1950, as amended (the “Virginia SCA”), places a limitation on the liability of officers and directors of a corporation in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation. The damages asserted against an officer or director arising out of a single transaction, occurrence, or course of conduct shall not exceed the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The statute also authorizes the corporation, in its articles of incorporation or, if approved by the shareholders, in its bylaws, to provide for a different specific monetary limit on, or to eliminate entirely, liability. The liability of an officer or director shall not be limited or eliminated if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The Company’s articles of incorporation contain a provision which indemnifies, to the full extent permitted and in the manner prescribed by the Virginia SCA, each director or officer of the Company against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such director or officer, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, except in relation to matters as to which he shall have been finally adjudged liable by reason of his willful misconduct or a knowing violation of criminal law in the performance of his duty as such director or officer.

The Company’s articles of incorporation also empower the Board of Directors, by majority vote of a quorum of disinterested directors, to cause the Company to indemnify or contract in advance to indemnify any other person not a director or officer against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been an employee, agent or consultant of the Company, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, to the same extent as if such person were specified as one to whom indemnification is granted to a director or officer of the Company.

Sections 13.1-692.1 and 13.1-696 to -704 of the Virginia SCA are hereby incorporated herein by reference.

The Company has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against any liability asserted against or incurred by such person, in any such capacity or arising from his or her status as such, whether or not the Company would have the power to indemnify such person against such liability under its articles of incorporation.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit

2	Plan and Agreement of Share Exchange (attached to the Prospectus as Appendix A)

3(i)	Articles of Incorporation of HomeTown Bankshares Corporation (included in Appendix B, attached to the Prospectus)

3(ii)	Bylaws of HomeTown Bankshares Corporation (included in Appendix B, attached to the Prospectus)

5	Legal Opinion and consent of Gentry Locke Rakes & Moore, LLP

8	Federal Tax Opinion of Gentry Locke Rakes & Moore, LLP

10.1	Employment Agreement between HomeTown Bank and Susan K. Still

10.2	Employment Agreement between HomeTown Bank and Charles W. Maness, Jr.

10.3	Employment Agreement between HomeTown Bank and William C. Moses

10.4	Lease Agreement between HomeTown Bank and Colonial Partners, LLC for 202, 204, 206 Jefferson Street, Roanoke, Virginia

10.5	Amendment to Lease Agreement between HomeTown Bank and Colonial Partners, LLC for 202, 204, 206 Jefferson Street, Roanoke, Virginia

10.6	Lease Agreement between HomeTown Bank and James Paul Poulos and Rita Ann Poulos, Trustees for 3521 Franklin Road, Roanoke, Virginia

10.7	Branch Lease Agreement between HomeTown Bank and Hash Group, LLC for 1540 Roanoke Street, Christiansburg, Virginia

10.8	Branch Lease Agreement between HomeTown Bank and Hash Investments, L.L.C. for 1655 Roanoke Street, Christiansburg, Virginia

13	Annual Report to HomeTown Bank Stockholders for year ended December 31, 2008 (incorporated by reference into the proxy statement/prospectus)

21	Subsidiaries of the Registrant

23(a)	Consent of Yount, Hyde & Barbour, P.C.

23(b)	Consent of Gentry Locke Rakes & Moore, LLP (included in Exhibit 5 above)

24	Power of Attorney (included on page 110 above in the Prospectus)

99	Form of Proxy

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes as follows: that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Virginia, on June 9, 2009.

By:	/s/ Susan K. Still
Susan K. Still, President and Chief Executive Officer

By:	/s/ Charles W. Maness, Jr.
Charles W. Maness, Jr., Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William R. Rakes and Susan K. Still and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 9, 2009.

/s/ George B. Cartledge, Jr.	/s/ Warner Dalhouse
George B. Cartledge, Jr., Director	Warner Dalhouse, Director

/s/ Victor F. Foti	/s/ Daniel D. Hamrick
Victor F. Foti, Director	Daniel D. Hamrick, Director

/s/ Edward G. Murphy	/s/ William R. Rakes
Edward G. Murphy, Director	William R. Rakes, Director

/s/ Susan K. Still	/s/ James M. Turner, Jr.
Susan K. Still, President, CEO, and Director	James M. Turner, Jr., Director

EXHIBIT INDEX

Exhibit Number	Exhibit

2	Plan and Agreement of Share Exchange (attached to the Prospectus as Appendix A)

3(i)	Articles of Incorporation of HomeTown Bankshares Corporation (included in Appendix B, attached to the Prospectus)

3(ii)	Bylaws of HomeTown Bankshares Corporation (included in Appendix B, attached to the Prospectus)

5	Legal Opinion and consent of Gentry Locke Rakes & Moore, LLP

8	Federal Tax Opinion of Gentry Locke Rakes & Moore, LLP

10.1	Employment Agreement between HomeTown Bank and Susan K. Still

10.2	Employment Agreement between HomeTown Bank and Charles W. Maness, Jr.

10.3	Employment Agreement between HomeTown Bank and William C. Moses

10.4	Lease Agreement between HomeTown Bank and Colonial Partners, LLC for 202, 204, 206 Jefferson Street, Roanoke, Virginia

10.5	Amendment to Lease Agreement between HomeTown Bank and Colonial Partners, LLC for 202, 204, 206 Jefferson Street, Roanoke, Virginia

10.6	Lease Agreement between HomeTown Bank and James Paul Poulos and Rita Ann Poulos, Trustees for 3521 Franklin Road, Roanoke, Virginia

10.7	Branch Lease Agreement between HomeTown Bank and Hash Group, LLC for 1540 Roanoke Street, Christiansburg, Virginia

10.8	Branch Lease Agreement between HomeTown Bank and Hash Investments, L.L.C. for 1655 Roanoke Street, Christiansburg, Virginia

13	Annual Report to HomeTown Bank Stockholders for year ended December 31, 2008 (incorporated by reference into the proxy statement/prospectus)

21	Subsidiaries of the Registrant

23(a)	Consent of Yount, Hyde & Barbour, P.C.

23(b)	Consent of Gentry Locke Rakes & Moore, LLP (included in Exhibit 5 above)

24	Power of Attorney (included on page 110 above in the Prospectus)

99	Form of Proxy